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Proxy Statement 2022

Proxy statement guide

Why are we sending you these materials?
These materials are being made available to you (beginning on April 27, 2022) in connection with Cognizant's solicitation of proxies for our 2022 annual meeting of shareholders to be held via live webcast on June 7, 2022.

What do we need from you?
Please read these materials and submit your vote and proxy using the Internet, by telephone or, if you received your materials by mail, you can also complete and return your proxy by mail.

Corporate governance

Compensation

Audit matters

Shareholder proposals

Additional information

April 27, 2022

To our shareholders

The Board is pleased with Cognizant's broad-based progress in 2021. Under the leadership of CEO Brian Humphries and his diverse management team, Cognizant executed a strategy that delivered full-year revenue of $18.5 billion, or year-over-year growth of 11% (10% in constant currency[1]), the company's strongest revenue growth since 2015.

Despite intensifying competition for talent across the globe, Cognizant increased its net headcount by 41,000. The company continues its focus on driving diversity and inclusion ("D&I") throughout its organization of more than 330,000 associates. Doing so is not only the right thing to do but congruent with the company's core values and essential to attracting and retaining top talent around the world.

During the year, Cognizant deployed $2.3 billion in capital, which included the return of capital to shareholders through share repurchases and dividends, as well as acquisitions. The company believes its capital deployment framework, which anticipates a balanced approach of M&A and return of capital, will support future growth and drive shareholder value.

Performance and strategic priorities

Cognizant entered 2022 with strong commercial momentum, a stronger digital portfolio, deepened strategic partnerships, and a growth strategy designed to capture a large and growing global market opportunity. This strategy, which shapes nearly everything the company does, has four related initiatives: accelerating digital, globalizing the company, increasing client relevance, and repositioning the Cognizant brand, all enabled by supercharging the company's talent. Foundational to this strategy is a focus on training, career development, total rewards, D&I, and a culture of belonging to deliver a compelling employee value proposition and win the hearts and minds of associates.

In November 2021, Cognizant held a virtual briefing for investors to provide an update on its growth strategy and financial targets, which included a 2022-2024 financial outlook. The company plans to sustain investment in its digital portfolio and international markets.

Transparency and disclosure are among the good governance principles embedded in Cognizant's business. In keeping with these principles, the company aims to continue providing transparent and effective communications to its investors.

Throughout the prolonged COVID-19 pandemic, Cognizant's highest priority has remained the health, safety and well-being of associates while maintaining continuity of service for clients. In April 2021, the company launched Operation C3, Cognizant Combats COVID-19, to support its associates in India, their dependents and communities.

The Board continues to work closely with the management team, navigating immediate challenges and monitoring the company's strategic, operational and commercial progress.

Shareholder engagement

In December 2021 and January 2022, the Chair of our Compensation and Human Capital Committee (the "Compensation Committee"), Leo S. Mackay, Jr., and I met with top shareholders representing approximately 21% of the company's outstanding shares. We discussed and received their feedback on a number of topics, including our business and strategy, Board composition and refreshment, executive compensation and sustainability efforts. See **page 22** for additional information on our shareholder engagement.

Executive compensation

Following shareholder engagement in 2020 and 2021, some shareholders suggested that the company incorporate environmental and social metrics, including diversity and inclusion goals, in the executive compensation program design. The Compensation Committee evaluated the potential inclusion of such metrics in the 2022 program and approved the use of a gender diversity rate as a measure in its annual incentive program design.

Sustainable business

In the last year, the Board has continued its emphasis on Cognizant's environmental, social, governance ("ESG") agenda. Cognizant published an ESG report in June 2021, outlining its approach to integrating ESG considerations into its business strategy. The company followed that report by announcing in October 2021, as a milestone on the journey to become a lower-carbon business, the goal of achieving net zero emissions. Cognizant's net zero roadmap calls for reducing absolute emissions by 50% from the company's global operations and supply chain through operational measures by 2030, and reducing absolute emissions by 90% by 2040. The company plans to negate any remaining emissions in both timeframes by using carbon offsets. See **page 25**.

Building on its long commitment to social responsibility, Cognizant announced early in 2021 a five-year, $250 million philanthropic initiative to advance economic mobility, educational opportunity, diversity, equity, and inclusion as well as health and well-being in communities around the world. Being a socially responsible company also means responding to the larger contexts in which Cognizant operates.

In response to the escalating humanitarian crisis in Ukraine, Cognizant contributed $1 million to organizations delivering assistance across the region. The company joins the international community in hoping that a path to lasting peace can be found soon.

On behalf of my fellow Board members, we invite you to attend the 2022 annual meeting of shareholders and thank you for your continued support.

Sincerely,



MICHAEL PATSALOS-FOX
Chair of the Board of Directors

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[1] Constant currency revenue growth is not a measurement of financial performance prepared in accordance with GAAP. See "Forward-looking statements and non-GAAP financial measures" on **page 71** for more information.

About Cognizant

Our purpose
Why we exist

We engineer modern businesses to improve everyday life.

Our vision
What we aspire to achieve

To become the preeminent technology services partner to the Global 2000 C-Suite.

Our Values
How we work


Start with a point of view


Seek data, build knowledge


Always strive, never settle


Work as one


Create conditions for everyone to thrive


Do the right thing, the right way

2021 Company snapshot

Our global footprint



$18.5B
Revenue

330,600
Employees

North America
$13.6B
Revenue
40,900
Employees

UK
$1.7B
Revenue
8,100
Employees

Continental Europe
$1.9B
Revenue
15,700
Employees

India
240,000
Employees

Rest of world
$1.3B
Revenue
25,900
Employees

Our business segments


Financial services including banking and insurance
33%
Revenue


Healthcare including life sciences
29%
Revenue


Products and resources including retail and consumer goods, manufacturing, logistics, energy and utilities, and travel and hospitality
23%
Revenue


Communications, media and technology
15%
Revenue

Our strategic priorities

1 Accelerating Digital

Continue pivoting Cognizant to digital by evolving our offerings, partnerships, talent, training and delivery capabilities

2 Globalizing Cognizant

Diversify our revenue mix across geographies and continue to build out our global delivery network

3 Increasing our Relevance to Clients

Become indispensable to clients by ensuring industry-aligned thought leadership and capabilities to address their pain points and help them be successful

4 Repositioning the Cognizant Brand

Evolve our brand in the marketplace to position us as a global technology services leader with world-class digital solutions and talent

Our financial results

Revenue
(in billions)

$18.5B



Diluted earnings per share

$4.05 ■ GAAP
$4.12 ■ Adjusted[1]



Operating margin

15.3% ■ GAAP
15.4% ■ Adjusted[1]



Cash flow
(in billions)

$2.5B ■ Net cash provided by operating activities
$2.2B ■ Free cash flow[1]



Capital allocation
(in billions)

$2.3B

■ Acquisitions
■ Share repurchases
■ Dividend payments



[1] Adjusted diluted earnings per share, adjusted operating margin and free cash flow are not measurements of financial performance prepared in accordance with GAAP. See "Forward-looking statements and non-GAAP financial measures" on **page 71** for more information and reconciliations to the most directly comparable GAAP financial measures.

Meeting notice and voting roadmap

You are invited to participate in Cognizant's 2022 annual meeting. If you were a shareholder at the close of business on April 11, 2022, you are entitled to vote at the annual meeting. The agenda for the meeting and the Board's recommendation with respect to each agenda item are set out below. Even if you plan to attend, we encourage you to submit your vote as soon as possible through one of the methods below.



John Kim
Secretary

Logistics

The 2022 annual meeting will be a virtual meeting of shareholders conducted via a live webcast. We designed the format of the virtual annual meeting to ensure that our shareholders who attend the virtual annual meeting will be afforded comparable rights and opportunities to participate as they would at an in-person meeting. During the virtual annual meeting, you may ask questions and will be able to vote your shares electronically. To participate in the virtual annual meeting and access the list of shareholders, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials or on your proxy card. A complete list of shareholders will also be available for examination by any shareholder during the ten days prior to the annual meeting for a purpose germane to the meeting by sending an e-mail to our general counsel at the e-mail address set out on **page 77** stating the purpose of the request and providing proof of ownership of our common stock. The shareholder list will also be available on the bottom of your screen during the 2022 annual meeting after entering your 16-digit control number on the Notice of Internet Availability or any proxy card that you received, or on the materials provided by your bank or broker.

Date	Tuesday, June 7, 2022
Time	Online check-in begins: 9:15 a.m. Meeting begins: 9:30 a.m. (all times U.S. Eastern Time)
Place	Via live webcast – please visit www.virtualshareholdermeeting.com/CTSH2022

Voting

Who can vote	Shareholders as of our record date, April 11, 2022, are eligible to vote
Internet	www.proxyvote.com
Telephone*	+1-800-690-6903
Mail	Sign, date and return the proxy card

* The above phone number will work internationally but is only toll-free for callers within the U.S. and Canada.

Agenda

1 **Proposal 1**
Election of directors

Elect the following 11 directors to serve until the 2023 annual meeting of shareholders:

- Zein Abdalla
- Vinita Bali
- Maureen Breakiron-Evans
- Archana Deskus
- John M. Dineen
- Brian Humphries
- Leo S. Mackay, Jr.
- Michael Patsalos-Fox
- Stephen J. Rohleder
- Joseph M. Velli
- Sandra S. Wijnberg

Board recommendation: ✔

FOR each director nominee.

- We have built an independent Board with broad and diverse experience and sound judgment that is committed to representing the long-term interests of our shareholders.

See Board Overview on **pages 6** and **7**, our director skills matrix on **pages 10** and **11** and our director nominees' biographies starting on **page 13**. ▶

Qualified

Our Board's key qualifications

7/11	Technology and Consulting Services
5/11	Talent Management
4/11	Security
5/11	Regulated Industries
7/11	Operations Management
9/11	International Business Development
6/11	Public Company Leadership
8/11	Public Company Governance
3/11	Finance, Accounting and Risk Management

Diverse

Our Board's demographics

- **5/11** born outside the United States
- **6/11** worked overseas
- **4/11** racially/ethnically diverse
- **4/11** female

Independent

10/11 directors are independent with four of such directors appointed in the last two years

Engaged

98% weighted average attendance of director nominees at 2021 Board and committee meetings

2 Proposal 2
Advisory vote on executive compensation (say-on-pay)

Approve, on an advisory (non-binding) basis, the compensation of the company's named executive officers.

Board recommendation: ✔

FOR the approval, on an advisory (non-binding) basis, of our executive compensation.

- Our compensation program ensures that incentives are aligned with our corporate strategies and business objectives.
- 61% of our CEO's target direct compensation and 51% of our other NEOs' target direct compensation is performance-based.

See "Compensation discussion and analysis (CD&A)" on **page 30** ▶

Performance-driven and aligned with strategic priorities and shareholder interests

Cash
- **Base salary** provides a stable source of cash income at competitive levels
- **Annual cash incentive (ACI)** motivates and rewards achievement of short-term company financial objectives

Equity
- **Performance stock units (PSUs)** incentivize shareholder return and reward achievement of long-term company financial objectives and performance of our common stock
- **Restricted stock units (RSUs)** reward continued service and long-term performance of our common stock

2021 Target direct compensation



Ambitious but attainable targets

Our performance-based compensation utilizes performance goals that are designed to be ambitious but attainable. In 2021, ACI was achieved at 166.1% of target (for corporate leaders; a portion of the business unit leaders' results are derived from their business unit performance, resulting in ACI achievement payouts for Mr. Hyttenrauch and Mr. Nambiar of 132% and 124%, respectively). Our 2020/21 PSUs achieved at 88.5%; in addition, the three-year PSUs granted in 2020 and 2021 achieved at 200% as to the 2021 company financial targets.

---

3 Proposal 3
Ratification of appointment of independent registered public accounting firm

Ratify the appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for the year ending December 31, 2022.

Board recommendation: ✔

FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2022.

- The Audit Committee is directly involved in the annual review and engagement of PwC to ensure continuing audit independence.
- The continued retention of PwC is in the best interests of the company and its shareholders.

See "Audit matters" on **page 62**. ▶

4 Proposal 4
Special shareholder meeting improvement

Consider a shareholder proposal requesting that the Board of Directors take action, as necessary, to amend the company's special shareholder meeting right.

Board recommendation: ✘

AGAINST this proposal.

See **page 64**. ▶

Corporate governance

Board overview



Brian Humphries
CEO of Cognizant

Mr. Humphries brings our Board extensive senior leadership experience at public companies in the technology sector, having served as CEO, Vodafone Business, for Vodafone Group, and in various senior roles for Dell Technologies, including as President and COO, Infrastructure Solutions Group, and for Hewlett-Packard, including as SVP, Emerging Markets.

Birthplace   **Skills**

Ireland



Zein Abdalla
Former President of PepsiCo

Mr. Abdalla brings our Board decades of experience leading and shaping large scale operations across the world as President and a manager of key divisions of PepsiCo.

Birthplace   **Committees**   **Skills**

Sudan   F G CHAIR

Other public company boards
The TJX Companies



Chair

Michael Patsalos-Fox
Former Chairman, the Americas of McKinsey & Company and Former CEO of Stroz Friedberg

Mr. Patsalos-Fox brings our Board decades of experience counseling clients in the technology and consulting space gained from his 32-year tenure in senior roles with McKinsey & Company and his role as CEO for Vidyo, as well as expertise in the cybersecurity space from his experience as CEO of Stroz Friedberg.

Birthplace   **Committees**   **Skills**

Cyprus   C F G



Average tenure	0-2 years	3-6 years	7-10+ years
5	**46%**	**27%**	**27%**

Average age	<50 years	50-60 years	>60 years
62	**9%**	**18%**	**73%**

 Born outside U.S. **45%** 5/11

 Racially/ethnically diverse **36%** 4/11

 Worked overseas **55%** 6/11

 Female **36%** 4/11

See also our Board Diversity matrix on **page 24**

Sandra S. Wijnberg
Former CFO, Marsh & McLennan Companies

Ms. Wijnberg brings our Board expertise managing a large, global professional services business, finance and accounting experience, and regulated industry experience from her role as CFO of Marsh & McLennan Companies, as well as a private equity perspective and further regulated industry experience from her position as Partner and CAO of Aquiline Holdings.

Birthplace   **Committees**   **Skills**

USA   A + F
    CHAIR

Other public company boards
ADP, Hippo Holdings, T. Rowe Price

Joseph M. Velli
Former Senior EVP of The Bank of New York

Mr. Velli brings our Board experience in creating, building and leading large-scale technology, processing and software platform businesses as a Senior EVP for The Bank of New York (now BNY Mellon) and as CEO of Convergex Group.

Birthplace   **Committees**   **Skills**

USA   A C

Other public company boards
AssetMark,
Computershare,
Paychex



91%
independent
10 of 11 director nominees
are independent



Committees   **A** Audit Committee   **C** Compensation and Human Capital Committee   **CHAIR** Committee Chair

          F Finance and Strategy Committee   **G** Governance and Sustainability Committee   **+** Audit Committee financial expert



Vinita Bali
Former CEO and Managing Director of Britannia Industries and Former VP, The Coca-Cola Company

Ms. Bali brings our Board extensive experience leading large multinational corporations gained through her tenure as CEO of India-based Britannia Industries and through over two decades serving in senior business and marketing roles around the globe for Coca-Cola and Cadbury Schweppes.

Birthplace   **Committees**   **Skills**
🇮🇳   **C F**
India

Other public company boards
CRISIL, SATS Ltd., Syngene



Maureen Breakiron-Evans
Former CFO of Towers Perrin

Ms. Breakiron-Evans brings our Board accounting and auditing experience across a number of industries, having served as CFO of Towers Perrin, VP and General Auditor of CIGNA, EVP and CFO of Inovant (part of Visa), and a partner at Arthur Andersen.

Birthplace   **Committees**   **Skills**
🇺🇸   **A + G**
USA

Other public company boards
Ally Financial

Board refreshment
The Board annually reviews each director's continuation on the board and seeks out new director candidates as needed to ensure that the backgrounds, qualifications and diversity of the directors as a group satisfy the company's needs as a large, publicly traded company and in light of its strategy (see **pages 8** to **11**).

Director additions

2019	**+** Brian Humphries
	+ Sandra S. Wijnberg
	− Jonathan Chadwick
2020	**+** Vinita Bali
	+ Archana Deskus
	− Francisco D'Souza
	− John E. Klein
2021	**−** John N. Fox, Jr.
2022	**+** Stephen J. Rohleder

Director exits

Archana Deskus
Chief Information Officer of PayPal

Ms. Deskus brings our Board extensive experience as a CIO, setting and leading the technology strategy for large, global corporations, including PayPal, Intel, Hewlett-Packard, Baker Hughes, Ingersoll Rand, Timex and North America HVAC (part of Carrier Corporation).

Birthplace   **Committees**   **Skills**
🇮🇳   **A C**
India

Other public company boards
East West Bancorp

John M. Dineen
Former President and CEO of GE Healthcare

Mr. Dineen brings our Board broad-based experience from managing several key business divisions of General Electric and extensive experience in the healthcare industry from having served as President and CEO of GE Healthcare.

Birthplace   **Committees**   **Skills**
🇺🇸   **A F** CHAIR
USA

Other public company boards
Syneos Health

Stephen J. Rohleder
Former Group Chief Executive, North America and Chief Operating Officer of Accenture plc

Mr. Rohleder brings our Board decades of experience overseeing operations, developing strategy, counseling clients and developing teams in the technology space gained from his 35-year tenure in senior roles with Accenture plc and his roles as a board member and later CEO of GTY Technology Holdings, Inc.

Birthplace   **Committees**
🇺🇸   **F**
USA

Skills



Leo S. Mackay, Jr.
SVP, Ethics and Enterprise Assurance of Lockheed Martin

Mr. Mackay brings our Board auditing and compliance expertise as well as expertise in security, government contracting and federal government senior policy-making through his positions at Lockheed Martin and in the Bush administration.

Birthplace   **Committees**   **Skills**
🇺🇸   **A C G** CHAIR
USA

Other public company boards
Ameren



98%
engaged
weighted average attendance of director nominees at 2021 Board and committee meetings

---

Key qualifications

🔧 Technology and consulting services

🌐 International business development

👤 Talent management

🧑 Public company leadership

🛡 Security

🏛 Public company governance

📋 Regulated industries

💵 Finance, accounting and risk management

⚙ Operations management

Board composition and refreshment

Annual Board self-evaluation

The Board and each of its committees annually undertakes a self-evaluation process to help ensure continued effectiveness. For 2021, the Board self-evaluation process was facilitated by a third party that conducted a series of interviews with each of our directors to gather input on each individual director's contributions, the effectiveness of the Board and committee compositions and structure, and the communication and reporting processes between management and the board. The third party reported its findings to the Board, which reviewed and discussed them, and provided feedback to individual directors and members of management.

Proxy access

Shareholder nominations of directors for annual meeting

3% **for 3 years**

One or more shareholders holding at least 3% of the company's common stock for at least 3 years may submit director nominees for inclusion in the company's proxy statement.

25% **of the Board**

Shareholder-submitted nominees may be submitted via proxy access for up to 25% of the Board or 2 directors, whichever is greater.

Shareholder-submitted proxy access nominees that satisfy the requirements in the company's by-laws are included in the company's proxy statement. See "Director Nominees Via Proxy Access" on **page 66**.



DECEMBER

NOVEMBER TO DECEMBER

YEAR-ROUND

Q4

Q3

JULY



Assess Board composition

Our Board periodically reviews its composition and seeks to recruit additional members who will enhance the skills and characteristics of the Board as a whole to support the company's business and strategy and the long-term interests of our shareholders.

Among other things, the Board considers:

Director diversity including as to race, gender, age, national origin and cultural background.

- Our Board has committed to include women and persons with ethnically or racially diverse backgrounds in each pool of candidates from which we select new director nominees (known as the "Rooney Rule"); for example, our Board membership has increased from one woman in 2019 to four women currently. See **page 24**.
- The Board evaluates the effectiveness of its director diversity efforts through its annual self-evaluation process and on an ongoing basis through its director candidate search processes.

Attention and focus by each director in light of other obligations. Our corporate governance guidelines provide that directors are:

- Required to offer to resign from the Board following a material change in job responsibilities (other than retirement).
- Limited to service on no more than three other public company boards (one if the director is a public company CEO).

Relevant skills and experience for a Fortune 200 public company, a global professional services and technology company and the company's strategy. See **pages 10** and **11**.

Balance of tenures between knowledge of the company and fresh perspectives and insights.

Director independence and avoiding conflicts of interest.

- Our Board considers other positions a director or a director candidate has held or holds (including other board memberships) and any potential conflicts of interest to ensure the continued independence of the Board and its committees.
- There are no family relationships among any of our directors, executive officers and key employees.
- Our Board determines independence in accordance with the rules of The Nasdaq Stock Market LLC ("Nasdaq").

Chair and committee appointments

At its first quarterly meeting following the annual meeting of shareholders, the Board reviews the committee assignments of directors and appoints (or reappoints) directors to committees. It also reviews the committee and Board Chair appointments and makes appointments (or reappointments) to such positions. The Board also monitors director workload and Board and committee requirements throughout the year and will make committee and Chair changes as needed.

See **page 19** for additional information regarding recent committee appointments.

Identify, evaluate and appoint director candidates



Search process and recommendations

Governance committee search

The Governance Committee develops criteria for any search process, including any specific desired skills, experiences, characteristics or qualifications. The committee typically engages an independent director search firm. A subset of directors may be tasked by the committee with leading a search process.

Internal recommendations

Independent directors, management and others may recommend potential candidates to the Governance Committee.

Shareholder recommendations

Shareholders may recommend candidates to the Governance Committee by sending to the company's Secretary:

- The name(s) of the proposed director candidates
- Appropriate biographical information and background materials
- A statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of the company's common stock for at least one year

Appointment of directors

The Board may appoint directors at any time during the year. Typically, such appointments follow a search process or recommendation as set out above and a recommendation from the Governance Committee to the Board. The process for shareholder-proposed candidates is substantially the same.

Governance committee recommendation process

- Discuss, assess and interview candidates
- Evaluate candidates based on desired skills and characteristics
- Recommend nominees to the board

Board nomination and appointment process

- Interview, discuss and assess candidates recommended by the Governance Committee
- Analyze independence
- Appoint directors to the Board

Recent director appointment

Stephen J. Rohleder, the one director nominee appointed to the Board since the 2021 annual meeting, was identified and evaluated through a director search process overseen by the Governance Committee and undertaken with the assistance of an independent director search firm.

Annual Board nomination of directors for annual meeting

Board nominations

Prior to the Board making its annual recommendation to shareholders for the election of directors, the Governance Committee reviews the composition of the Board based on the desired overall skills and characteristics of the Board as a whole to support the company's business and strategy and the long-term interests of our shareholders. The Governance Committee then makes a recommendation to the Board, which reviews such recommendation, analyzes the independence of the director nominees and makes its recommendation to shareholders.

▶ **See page 12 for the Board's 2022 director nominees for the annual meeting**

YEAR-ROUND

Q1

FEBRUARY TO APRIL

Q2

JUNE
Annual Meeting

Annual shareholder vote to elect directors

Majority voting standard

All directors are elected annually and subject to a majority voting standard. Our by-laws provide that the voting standard for the election of directors in uncontested elections is a majority of votes cast. Any director who does not receive a majority of the votes cast for his or her election must tender an irrevocable resignation that will become effective upon acceptance by the Board. The Governance Committee will recommend to the Board whether to accept the director's resignation within 90 days following the certification of the shareholder vote. The Board will promptly disclose whether it has accepted or rejected the director's resignation, and the reasons for its decision, in a Current Report on Form 8-K. The Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept a director's resignation.

Board qualifications

The following skills matrix shows key skills and experiences our Board has identified as desirable in light of our company characteristics and strategic priorities, as well as the director nominees with the most significant levels of experience in such areas. In many instances, other directors not appearing in a particular category may also have a significant level of experience in the area, as may be evident from their biographies, but were not included due to this presentation's focus on only those directors with the most significant levels of experience in the respective areas.

Corporate governance



Finance, accounting and risk management

As a large, publicly-traded company with a global footprint, we benefit from directors with financial accounting and reporting, regulatory compliance and risk management experience derived from serving in roles such as CFO, head of internal audit or chief risk officer of a large, global, publicly-traded company or as an audit partner at a public accounting firm.

Breakiron-Evans   Mackay, Jr.   Wijnberg

Public company governance

We believe that having directors who currently serve on the boards of other U.S.-listed public companies is important to Cognizant maintaining good corporate governance practices as such directors are able to provide insight into current U.S. public company board practices, including with respect to Board management, relations between the Board and senior management, Board refreshment, management succession planning, risk management and executive compensation.

Abdalla   Bali   Breakiron-Evans   Deskus   Dineen   Mackay, Jr.   Velli   Wijnberg

Public company leadership

Directors who have served in a CEO, president or senior executive business role directing strategy and management at a large, publicly-traded company or significant business unit of such a company bring valuable practical experience and understanding to the boardroom that is highly relevant to a large, global organization such as Cognizant. This includes experience addressing the challenges of large-scale operations and experience identifying and developing leadership qualities for the management team that takes on such challenges.

Abdalla   Bali   Dineen   Humphries   Rohleder   Velli

International business development

We are continually focused on growing our business, including through acquisitions and geographic expansion. Directors who have experience overseeing corporate strategy and development or managing large non-U.S. organizations provide valuable insight into the challenges and risks, as well as the means of successfully overcoming such challenges and risks, with respect to acquiring and integrating other companies and undertaking continued international expansion of our business.

Abdalla   Bali   Deskus   Dineen   Humphries   Patsalos-Fox   Rohleder   Velli   Wijnberg

Company characteristics

Cognizant is one of the world's leading professional services companies, with offices and operations in approximately 100 cities and 35 countries

Global technology services provider

Nasdaq-listed, Fortune 200 company

330,600 Employees

Technology and consulting services

As a global professional services organization focused on providing technology and consulting services to many of the world's leading companies, we benefit from having a number of directors who have extensive experience in senior leadership roles at companies in the technology and consulting fields.



Deskus   Humphries   Mackay, Jr.   Patsalos-Fox

Rohleder   Velli   Wijnberg

Our strategic priorities

Cognizant has four strategic priorities to enable continued success in the evolving enterprise digital market.

1   Accelerating digital

2   Globalizing Cognizant

3   Increasing our relevance to clients

4   Repositioning the Cognizant brand

Talent management

As a global professional services organization, our people are our most important asset. We benefit from having directors with a deep understanding of the dynamics of a people-based business obtained from experience as a senior leader in a large, international professional services organization.



Breakiron-Evans   Humphries   Patsalos-Fox

Rohleder   Wijnberg

Security

Our business is critically dependent on our ability to maintain the confidentiality of sensitive business and personal data of our clients and our clients' customers, in addition to our own such data. Having directors with expertise in information security is important to our business and our risk management strategy.



Breakiron-Evans   Deskus

Mackay, Jr.   Patsalos-Fox

Regulated industries

We are highly dependent on customers concentrated in certain regulated industries such as financial services and healthcare. Directors with particular knowledge of these industries are beneficial to the Board's understanding of the unique challenges faced by clients in these industries and oversight of the company's strategy and regulatory compliance.



Breakiron-Evans   Dineen   Mackay, Jr.

Rohleder   Velli   Wijnberg

Operations management

As we pursue continued growth and increased profitability for our business, having directors who have experience serving as a chief operating officer or similar position with operational oversight of a large organization provides valuable administrative and operational insights at the Board level.



Abdalla   Bali   Dineen   Humphries

Mackay, Jr.   Rohleder   Velli

Proposal 1

Election of directors

✓ **The Board unanimously recommends a vote FOR all the director nominees listed.**

What are you voting on?

At the annual meeting, 11 directors are to be elected to hold office until the 2023 annual meeting and until their successors have been duly elected and qualified. All nominees are current directors. Except for Mr. Rohleder, who was appointed to the Board in March 2022, all nominees were elected by shareholders at the 2021 annual meeting.

In the event any of the nominees should become unable to serve or for good cause will not serve as a director, it is intended that votes will be cast for a substitute nominee designated by the Board, or the Board may elect to reduce its size. The Board has no reason to believe that the nominees named herein will be unable to serve if elected. Each of the nominees has consented to being named in this proxy statement and to serve if elected.

Director nominees

Presented on the following pages are the 11 director nominees recommended by the Board for election at the 2022 annual meeting.

Director attendance

There were 11 meetings of the Board in 2021. Each director standing for election at the annual meeting attended at least 90% of the aggregate of (i) all meetings of the Board held during the period in which he or she served as a director and (ii) the total number of meetings held by the committees on which he or she served during the period, if applicable.

Weighted average attendance of director nominees at 2021 meetings

98%
B Board of Directors

99%
A Audit Committee

95%
C Compensation and Human Capital Committee

97%
F Finance and Strategy Committee

96%
G Governance and Sustainability Committee

Our corporate governance guidelines provide that directors are expected to attend the annual meeting of shareholders. For the 2021 annual meeting, Mr. Humphries acted as Chair and all of the other 10 then-current directors attended virtually.

Key governance practices

Shareholder rights and engagement

✓ Annual director elections / no classified Board

✓ Proxy access

✓ Shareholder right to call a special meeting (10% threshold)

✓ Annual vote to ratify selection of independent registered public accounting firm

✓ No poison pill

Board of Directors

✓ Majority of independent directors (10 of 11 director nominees)

✓ Separate Board Chair and CEO positions since 2003

✓ Annual Board and committee self-assessments

✓ Directors limited to service on no more than three other public company boards (one other board if the director is a public company CEO)

✓ Majority voting in director elections

✓ Regular executive sessions of independent directors

✓ A director who experiences a material change in job responsibilities (other than retirement) is required to offer to resign

✓ Annual review of skills, expertise, diversity and other characteristics of individual Board members as part of overall analysis of Board composition

Board member independence

Each of our director nominees, other than our CEO, Mr. Humphries, has been determined by the Board to be an "independent director" under the rules of Nasdaq, which require that, in the opinion of the Board, such person not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, the Board determined that John N. Fox, Jr. was an "independent director" while he served on the Board through his retirement on June 1, 2021.

Recent director appointment



Stephen J. Rohleder, the one director nominee appointed to the Board since the 2021 annual meeting, was identified and evaluated through a director search process overseen by the Governance Committee and undertaken with the assistance of an independent director search firm. His appointment as a director in March 2022 was based on his extensive experience in the professional services industry and his experience as a leader in public companies.

Committees

A Audit Committee   **C** Compensation and Human Capital Committee   **CHAIR** Committee Chair

F Finance and Strategy Committee   **G** Governance and Sustainability Committee   **+** Audit Committee financial expert

12   Cognizant

Zein Abdalla
Former President of PepsiCo



Director Since	Committees	Birthplace
2015	**F G** CHAIR	**Sudan**
Age **63**		
Independent		

Key qualifications

Executive experience

2014

PepsiCo, Inc. (PEP), a multinational food, snack and beverage company (1995 – 2014)
- President (2012 – 2014)
- CEO, European Region (2009 – 2012)
- President, European Region (2006 – 2009)
- Various senior executive positions (1995 – 2006)

Public company leadership and experience leading and shaping large scale operations across the world from his global President role and decades of executive experience at a leading Fortune 50, Nasdaq-listed global company.

1995

Present

Current public company boards

2012

The TJX Companies, Inc. (TJX), a retailer of apparel and home fashions (since 2012)

Select board and other positions

Mastercard Foundation – board member (since 2017) and chair (since 2020)

Kuwait Food Company K.S.C.P. – board member (since 2017)

Imperial College Business School Advisory Board – member (since 2016)

Mars, Incorporated – board advisor (since 2016)

Education
Imperial College, London University – B.S.

Vinita Bali
Former CEO and Managing Director of Britannia Industries and Former VP, The Coca-Cola Company



Director Since	Committees	Birthplace
2020	**C F**	**India**
Age **66**		
Independent		

Key qualifications

Executive experience

2014

Britannia Industries, an international food products company based in India and listed on the National Stock Exchange and Bombay Stock Exchange in India (2005 – 2014)
- Chief Executive Officer and Managing Director

Public company CEO experience directing and shaping strategy for an international food products company.

2005

The Zyman Group, a marketing and communications strategy firm (2003 – 2005)
- Managing Principal and Head of Business Strategy Practice, USA

2003

The Coca-Cola Company (KO), a multinational beverage company (1994 – 2003)
- Vice President and Head, Corporate Strategy (2001 – 2003)
- President, Andean Division (1999 – 2000)
- Worldwide Marketing Director (1994 – 1998)

Executive-level business, operational and marketing leadership roles, based in the United States and Chile, for key divisions around the globe for a then Fortune 100, NYSE listed company.

1994

Cadbury Schweppes Plc, a multinational confectionery company (1980 – 1994)
- Senior marketing roles across a number of geographies, including South Africa, Nigeria, India and the U.K.

Senior business, operational and marketing leadership roles across a number of geographies for a leading multinational confectionery company.

1980

Present

Current public company boards

2021

SATS Ltd., (BG), a leading provider of food solutions and gateway services and listed on the Singapore Stock Exchange (since 2021)

Syngene International Ltd., a research and manufacturing company listed on the National Stock Exchange ("NSE") and Bombay Stock Exchange ("BSE") in India (since 2017)

2017

CRISIL Ltd., a global analytical company providing ratings, research and risk and policy advisory services listed on the NSE and BSE (since 2014)

2014

Past director positions
Bunge Ltd. (BG), an agribusiness and food company (2018 – 2021)

Smith & Nephew Plc (SNN), a global portfolio medical technology business (2014 – 2020)

Select other positions
Board of Governors of the Indian Institute of Management (Bangalore) – member

Education
University of Delhi, India – B.A.
Jamnalal Bajaj Institute of Management Studies in India – M.B.A.

Corporate governance

Key qualifications

- Technology and consulting services
- Talent management
- Security
- Regulated industries
- Operations management
- International business development
- Public company leadership
- Public company governance
- Finance, accounting and risk management

Maureen Breakiron-Evans
Former CFO of Towers Perrin



Director Since	Committees	Birthplace
2009	**A + G**	**USA** 🇺🇸
Age **67**		
Independent		

Key qualifications

Executive experience

2008
Towers Perrin, a global professional services company (2007 – 2008)
- Chief Financial Officer

Insight into the particular financial and operational challenges of a global business like Cognizant where talent is a key asset gained through her role as CFO of a global company.
2007

2006
CIGNA Corporation (CI), a health insurance services company (2005 – 2006)
- Vice President and General Auditor

Accounting, auditing and enterprise risk management experience in the regulated healthcare industry for a top 10 U.S. health insurance company.
2005

2004
Inovant, LLC, the captive technology development and transaction processing company of Visa, Inc. (V) (2001 – 2004)
- Executive Vice President and Chief Financial Officer

Accounting, auditing and enterprise risk management experience in the financial services sector with expertise in information security matters, having overseen the information security function in her roles as EVP and CFO.
2001

1999
Transamerica Corp., a financial services company (1994 – 1999)
- Various executive positions

Expertise in information security matters as VP of control and services and President of Transamerica Business Technologies. Accounting, auditing, risk management and regulated industry experience as General Auditor.

1994
Arthur Andersen LLP, a global accounting firm (1978 – 1994)

16 years of accounting and auditing experience in public accounting, including as a partner.
1978

Present
Current public company boards
2015
Ally Financial Inc. (ALLY), an Internet bank (since 2015)

Select past director positions
Cubic Corporation (CUB), a provider of systems and services to transportation and defense markets worldwide (2017 – 2021)
Heartland Payment Systems, Inc. (HPY), a provider of payment processing services (2012 – 2016)
Federal Home Loan Bank of Pittsburgh, a private government-sponsored enterprise (2011 – 2014)
ING Direct, an Internet bank (2007 – 2008)

Education
Stetson University – B.B.A.
Harvard Business School – M.B.A.
Stanford University – M.L.A.

Certifications
CPA in Florida
Carnegie Mellon University – NACD certificate in cybersecurity

Archana Deskus
Chief Information Officer of PayPal



Director Since	Committees	Birthplace
2020	**A C**	**India** 🇮🇳
Age **56**		
Independent		

Key qualifications

Executive experience

Present
PayPal Holdings, Inc. (PYPL), a digital payments company (since March 2022)
2022
- Executive Vice President, Chief Information Officer

Intel Corporation (INTC), a technology company (January 2020 – March 2022)
2020
- Senior Vice President, Chief Information Officer

Hewlett-Packard Enterprise Company (HPE), an information technology company (2017 – 2020)
2017
- Senior Vice President, Chief Information Officer

Baker Hughes Incorporated, an oilfield services company acquired by General Electric in 2017 (2013 – 2017)
2013
- Vice President, Chief Information Officer

2012
Ingersoll Rand Inc. (IR), an industrial manufacturing company (2011 – 2012)
- Vice President, Chief Information Officer

2011
Timex Group USA, Inc., a watch manufacturing company (2006 – 2011)
- Vice President, Chief Information Officer

2006
Carrier Corporation (CARR), a heating, air-conditioning and refrigeration solutions company (2003 – 2006)
- Vice President, Chief Information Officer

Extensive experience as a senior leader, setting and leading technology and information security strategy for a number of large, global technology companies across a diverse set of industries.
2003

Present
Current public company boards
East West Bancorp, Inc. (EWBC), the holding company for East West Bank, the largest independent bank in Southern California; also on the board of subsidiary East West Bank (since 2019)
2019

Select past positions
Data Science Institute of the University of Houston – advisory board member (2018 – 2020)
IBM Global Technology Services – customer advisory board member (2016 – 2017)
Junior Achievement of Southeast Texas – board member (2014 - 2017)

Education
Boston University – B.S.
Rensselaer Polytechnic Institute – M.B.A.

Committees
- **A** Audit Committee
- **F** Finance and Strategy Committee
- **C** Compensation and Human Capital Committee
- **G** Governance and Sustainability Committee
- **CHAIR** Committee Chair
- **+** Audit Committee financial expert

John M. Dineen
Former President and CEO of GE Healthcare

Director Since	Committees	Birthplace
2017	**A F** CHAIR	**USA**
Age **58**		🇺🇸
Independent		



Key qualifications

Executive experience

Present **Clayton, Dubilier & Rice LLC**, an investment firm (since 2015)
2015
- Operating Advisor (Healthcare sector)

2014 **General Electric Company** (GE), a global digital industrial company (1986 – 2014)
- President and Chief Executive Officer, GE Healthcare (2008 – 2014)
- Chief Executive Officer, GE Transportation (2005 – 2008)

Broad-based leadership, operations management, regulated industry and international business experience gained during his 28 years in leadership roles managing several key business divisions of GE, a then Fortune 20 business. Most recently he was president and CEO of London-based GE Healthcare, a leading provider of medical imaging, diagnostics and other health information technology and then $18 billion annual revenue enterprise with 50,000 employees around the world. He also served in several international management roles in Asia and Europe.

1986



Present **Current public company boards**
2018
Syneos Health, Inc. (SYNH), a biopharmaceutical solutions organization (since 2018)

Select past director positions
Merrimack Pharmaceuticals, Inc. (MACK), a pharmaceutical company specializing in the development of drugs for the treatment of cancer (2015 – 2019)



Education
University of Vermont – B.S.

Brian Humphries
CEO of Cognizant

Director Since	Birthplace
2019	**Ireland**
Age **48**	🇮🇪



Key qualifications

Executive experience

Present **Cognizant** (since 2019)
- Chief Executive Officer

2019 **Vodafone Group plc** (VOD), one of the world's largest publicly listed telecommunications companies (2017 – 2019)
- Chief Executive Officer, Vodafone Business

2017 **Dell Technologies Inc.** (DELL), a leading technology company (2013 – 2017)
- President and Chief Operating Officer, Infrastructure Solutions Group (2016 – 2017)
- President, Global Enterprise Solutions (2014 – 2016)
- Vice President and General Manager, EMEA Enterprise Solutions (2013 – 2014)

2013 **Hewlett-Packard** (HPQ), a leading technology company (2002 – 2013)
- Senior Vice President, Emerging Markets (2011 – 2013)
- Senior Vice President, Strategy and Corporate Development (2008 – 2011)



Significant senior leadership, technology, consulting, talent management, operations management and international experience as CEO of Cognizant since April 2019 and, prior to that, through progressively more senior executive leadership roles at three of the world's most well-known global, publicly-listed technology companies, Vodafone, Dell and Hewlett-Packard. At Vodafone Group, he led Vodafone Business, a division encompassing the business-to-business fixed and mobile customers segment. During his tenure, Vodafone Business accounted for nearly a third of Vodafone Group's service revenue with €12 billion in global annual sales. He also led Vodafone's Internet of Things (IoT) business, Cloud & Security and Carrier Services. In addition to his Vodafone experienced based in London, he oversaw key divisions with geographically diverse operations and had experience developing business in emerging markets through his roles with Dell and Hewlett-Packard.

2002 **Compaq Computer Corporation** (1998 – 2002) and **Digital Equipment Corporation** (1994 – 1998)
- Various senior finance, investor relations and internal audit positions

1994

Education
University of Ulster, Northern Ireland – B.A.

Key qualifications

🔧 Technology and consulting services	👤 Talent management
🌐 International business development	🏛 Public company leadership
🔒 Security	🔍 Regulated industries
🏛 Public company governance	💵 Finance, accounting and risk management
⚙ Operations management	

Leo S. Mackay, Jr.
SVP, Ethics and Enterprise Assurance of Lockheed Martin



Director Since	Committees	Birthplace
2012	A C G CHAIR	USA 🇺🇸
Age **60**		
Independent		

Key qualifications

Executive experience

Present **Lockheed Martin Corporation** (LMT), a Fortune 100 global security and aerospace company (since 2007)
- Senior Vice President, Ethics and Enterprise Assurance (since 2018)
- Senior Vice President, Internal Audit, Ethics and Sustainability (2016 – 2018)
- Vice President, Ethics and Sustainability (2011 – 2016)
- Vice President, Corporate Business Development and various other positions (2007 – 2011)

Extensive expertise in security, government contracting, auditing and compliance from his senior executive roles at one of the world's largest and most well-known security and aerospace companies.

2007 **Integrated Coast Guard Systems LLC**, a joint venture between Lockheed Martin and Northrop Grumman Corporation (NOC) (2005 – 2007)
- President

Operations management experience from his senior leadership roles.

2005 **ACS State Healthcare LLC** (now part of Conduent), an IT/BPO services company in the healthcare space (2003 – 2005)
- Chief Operations Officer

Technology consulting and operations management experience specific to the healthcare industry from his role as COO.

2003 **United States Department of Veterans Affairs**
- Deputy Secretary and Chief Operating Officer (2001 – 2003)

Operations management experience from having served as Deputy Secretary and COO of the U.S. Department of Veterans Affairs.

2001 / 1997 **Bell Helicopter,** a helicopter and tiltrotor craft manufacturer (1997 – 2001)

Present **Current public company boards**

2020 **Ameren Corporation** (AEE), a public utility holding company (since 2020)

Select other director positions
Lockheed Martin Ventures, the venture capital arm of Lockheed Martin (since 2018)
USAA Federal Savings Bank, a federal savings bank (since 2016)

Education
United States Naval Academy – B.S.
Harvard University – M.P.P.
Harvard University – Ph.D.

Michael Patsalos-Fox
Former Chairman, the Americas of McKinsey & Company and Former CEO of Stroz Friedberg



Director Since	Committees	Birthplace
2012	C F G	Cyprus 🇨🇾
Age **69**		
Independent		

Key qualifications

Executive experience

2019 **Vidyo**, a cloud-based video conferencing services company (2017 – 2019)
- Chairman and Chief Executive Officer

2017 **Stroz Friedberg**, a global investigation and cybersecurity firm (2013 – 2017)
- Chief Executive Officer

Expertise and insight in the cybersecurity space from his experience as CEO.

2013 **McKinsey & Company**, a global management consulting company (1981 – 2013)
- Senior Partner (1992 – 2013)
- Board of Directors (1998 – 2010)
- Chairman, the Americas (2003 – 2009)
- Member of the Operating Committee (2003 – 2012)
- Managing Partner of the New York (2001 – 2003) and New Jersey (1996 – 2001) offices, North American Corporate Finance and Strategy practice and European Telecoms practice

1981 Decades of experience counseling clients in the technology and consulting space gained from his 32-year tenure with McKinsey & Company, where he also served in various senior leadership roles. Among other things, he brings talent management experience from leading a global professional services business and extensive experience developing a technology consulting business from leading the firm's new business growth opportunities around data, analytics and software.

Select other director positions
MIO Partners, Inc., an investment subsidiary of McKinsey & Company (since 2020)
- Chairman of the Board

Education
University of Sydney – B.S.
International Institute for Management Development, Lausanne, Switzerland – M.B.A.

Corporate governance

Committees					
	A Audit Committee		**C** Compensation and Human Capital Committee		**CHAIR** Committee Chair
	F Finance and Strategy Committee		**G** Governance and Sustainability Committee		**+** Audit Committee financial expert

Stephen J. Rohleder
Former Group Chief Executive, North America and Chief Operating Officer of Accenture plc

Director Since	Committees	Birthplace
2022	**F**	**USA**
Age **64**		🇺🇸
Independent		



Key qualifications

Executive experience

Present

SGR Equity Investments a private equity and venture capital company (2015 – present)
- Principal Owner

Oversight and direction of personal and family investments in private equity and venture capital opportunities.

2015

2020

GTY Technology Holdings, Inc., a software as a service company that offers a cloud-based suite of solutions for the public sector in North America and listed on the Nasdaq Stock Market (2019 – 2020)
- Chairman, CEO and President

Public company CEO experience directing and shaping strategy for a North America technology company following several years of service as a member of the Board of Directors.

2019

2015

Accenture plc (formerly Anderson Consulting), a global managing consulting, technology services and outsourcing company listed on the New York Stock Exchange (1981 – 2015)
- Group Chief Executive, North America (2014 – 2016)
- Group Chief Executive, Health & Public Service (2009 – 2014)
- Global Chief Operating Officer (2004 – 2009)
- Various Other Roles (1981 – 2004)

Extensive experience counseling clients in the technology and consulting space gained from his 35-year tenure with Accenture, a leading NYSE-listed global management consulting, technology services and outsourcing company. Gained senior leadership, technology, consulting, talent management, operations management, strategy, international business development and health and public service experience through progressively more senior leadership roles and experiences. While COO, he was responsible for leading Accenture's strategic direction and overall operational performance and for all global operations in approximately 50 countries and 175 cities.

1981

2020

Past director positions

GTY Technology Holdings Inc. (GTYH), a software as a service company (2016 – 2020) – director

2016

Select other positions

KungFu.AI, a professional services firm focusing on AI solutions for businesses – strategic advisor (2018 – present)

University of Texas Health Advisory Committee (2018 – present)

Apogee., Inc.,, the largest provider of on-campus residential networks and video solutions in higher education (2017 – 2020) – Advisory Board member

Kony., Inc, a cloud-based enterprise mobility solutions company and mobile application development platform provider (2015 – 2019) – Advisory Board member

Education

University of Texas, Austin – B.B.A.

Joseph M. Velli
Former Senior EVP of The Bank of New York

Director Since	Committees	Birthplace
2017	**A C**	**USA**
Age **64**		🇺🇸
Independent		



Key qualifications

Executive experience

Present

Lovell Minnick Partners, LLC, a private equity firm (since 2016)

2016
- Advisory Council Member

2014

Convergex Group, LLC, a provider of software platforms and technology-enabled brokerage services
- Chairman and CEO (2006 – 2013)
- Chairman (2014)

Significant experience in creating, building and leading large-scale technology, processing and software platform businesses for a broker-dealer in the financial services industry.

2006

The Bank of New York (now BNY Mellon) (BK), a financial services institution (1984 – 2006)
- Senior Executive Vice President and member of the Senior Policy Committee; various leadership roles, including CEO of BNY Securities and Head of Investor Services (1998 – 2006)
- Executive Vice President (1992 – 1998)
- Other leadership positions, including Head of Issue Services (1984 – 1992)

Senior executive leadership, technology, regulated industries and operations management experience from over two decades in senior business roles at a leading global financial institution. Among other things, he was involved in creating, building and leading large-scale technology, processing and software platform businesses and leading several key business lines, including global issuer services, global liquidity services, pension and 401(k) services, consumer and retail banking, correspondence clearing and securities services.

1984

Present

Current public company boards

AssetMark Financial Holdings, Inc. (AMK), a provider of financial, investment and consulting services (since 2020)

2020

Computershare Limited, a global provider of corporate trust, stock transfer, employee share plan and mortgage servicing services listed on the Australian Securities Exchange (since 2014)

2014

Paychex, Inc. (PAYX), a provider of payroll, human resource and benefits outsourcing services (since 2007)

2007

Select past director positions

E*Trade Financial Corporation (2010 – 2014)

Education

William Paterson University – B.A.

Fairleigh Dickinson University – M.B.A.

Corporate governance

Key qualifications

- 🧠 Technology and consulting services
- 👤 Talent management
- 🔒 Security
- 🔍 Regulated industries
- ⚙️ Operations management
- 🌐 International business development
- 🪐 Public company leadership
- 🏛️ Public company governance
- 💰 Finance, accounting and risk management

2022 Proxy Statement   **17**

Sandra S. Wijnberg
Former CFO of Marsh & McLennan Companies



Director Since	Committees	Birthplace
2019	**A** CHAIR + **F**	**USA**
Age **65**		🇺🇸
Independent		

Key qualifications

Executive experience
2019

Aquiline Holdings, LLC, a registered investment advisory firm (2007 – 2019)
- Executive Advisor (2015 – 2019)
- Partner, Chief Administrative Officer (2007 – 2014)

Private equity insights and expertise in the investment management sector and with registered investment company regulations from having served in executive and advisory capacities for an investment advisory firm.

2007
2006

Marsh & McLennan Companies, Inc. (MMC), a global professional services company (2000 – 2006)
- Senior Vice President and Chief Financial Officer

Extensive technology and consulting services, talent management, regulated industries, international business development and finance, accounting and risk management experience from her position as CFO of Marsh & McLennan, a then $11 billion annual revenue enterprise with 55,000 employees around the world providing risk and insurance services, risk consulting and technology and other consulting and investment management services.

2000
1999

Yum! Brands, Inc., a global operator and franchisor of quick service restaurants (1997 – 1999)
- Senior Vice President, Treasurer and ultimately interim Chief Financial Officer

International business development and finance, accounting and risk management experience from her senior finance roles, including as interim CFO, at a large, global enterprise.

1997

PepsiCo, Inc. (PEP) (1994 – 1997)
- Chief Financial Officer, KFC Corporation (1996 – 1997)
- Vice President and Assistant Treasurer (1994 – 1996)

International business development and finance, accounting and risk management experience from senior finance roles, including as CFO of a significant subsidiary, at a leading Fortune 50, Nasdaq-listed global company.

1994
Present

Current public company boards

T. Rowe Price Group, Inc. (TROW), a global asset management firm (since 2016)

2021

Hippo Holdings, Inc. (HIPO), a homeowners' insurance company (since 2021)

Automatic Data Processing, Inc. (ADP), a provider of human resources management software and services (since 2016)

2016

Select past director and other positions
Office of the Quartet, U.S. Department of State Deputy Head of Mission, Jerusalem recruited to advance the Quartet's Palestinian economic development mandate (2014 – 2016)

Tyco International plc (now Johnson Controls International plc) (2003 – 2016) – director

Education
University of California, Los Angeles – B.A.
University of Southern California, Marshall School of Business – M.B.A.

Committees	**A** Audit Committee	**C** Compensation and Human Capital Committee	**CHAIR** Committee Chair
	F Finance and Strategy Committee	**G** Governance and Sustainability Committee	**+** Audit Committee financial expert

Board structure and operations

Recent committee appointments



Archana Deskus
Chief Information Officer of PayPal

In December 2021, Ms. Deskus was appointed to the Management Development and Compensation Committee (now known as the Compensation and Human Capital Committee).



Stephen J. Rohleder
Former Group Chief Executive, North America and Chief Operating Officer of Accenture plc

In April 2022, Mr. Rohleder was appointed to the Finance and Strategy Committee.

Corporate governance

Changes in Board and committee responsibilities

On March 1, 2022, the Board determined that it desired to elevate the responsibility oversight for certain critical topics from the committees that had previously overseen such matters to the full Board.

Management Development and Compensation Committee
Renamed the "Compensation and Human Capital Committee" to reflect its revised responsibilities

Governance and Sustainability Committee



Oversight of management development



Oversight of succession planning for the CEO and other senior executives

Full Board of Directors assumed direct oversight responsibility

The information on the next two pages reflects these changes in oversight responsibility.

Board

The Board exercises its oversight responsibilities both directly and through its committees. The same oversight structure is utilized with respect to the company's enterprise risk management ("ERM") program. The Board believes that its role in the oversight of the company, including its business, strategy and risks, complements our current Board leadership structure, with a strong independent Chair, as well as our committee structure, as it allows our four standing Board committees to play an active role in the oversight of the actions of management, including with respect to identifying risks and implementing effective risk management policies and controls.

Meetings in 2021: **11**

Weighted average 2021 attendance of director nominees: **98**%

Recent key focus areas

- Strategic priorities
- Leadership transitions
- Mergers and acquisitions
- Ongoing response to COVID-19 pandemic
- IT and security modernization
- Attrition and evolving employee expectations

Committees of the Board

Audit Committee
Meetings in 2021: **14**
Weighted average 2021 attendance of director nominees: **99%**



Wijnberg (Chair)   Breakiron-Evans   Deskus   Dineen

Mackay, Jr.   Velli

Key responsibilities and areas of risk oversight
- Financial statements and publicly reported financial information
- Internal controls over financial reporting
- Company's independent registered public accounting firm, including appointment, qualifications, independence and performance
- Internal audit
- Ethics and compliance
- Enterprise risk management program
- Security (including cybersecurity) and data privacy risks
- Tax planning and strategy
- Third party risks
- Business continuity management

Finance and Strategy Committee ("Finance Committee")
Meetings in 2021: **6**
Weighted average 2021 attendance of director nominees: **97%**



Dineen (Chair)   Abdalla   Bali   Patsalos-Fox

Rohleder   Wijnberg

Key responsibilities and areas of risk oversight
- Assisting the Board with respect to corporate plans, strategies and objectives
- Targeted financial model
- Capital structure and allocation
- Dividend policies and stock repurchase programs
- Enterprise resource planning and management
- Growth and scalability of corporate processes and systems
- Assisting the Board with respect to mergers and acquisitions strategy and execution
- Treasury matters, including hedging strategies'
- Service delivery
- Insurance

Compensation and Human Capital Committee ("Compensation Committee")
Meetings in 2021: **5**
Weighted average 2021 attendance of director nominees: **95%**



Mackay, Jr. (Chair)   Bali   Deskus   Patsalos-Fox   Velli

Key responsibilities and areas of risk oversight
- Evaluation and compensation of the CEO and other executive officers
- Director compensation recommendations to the Board
- Performance-based compensation arrangements
- Equity-based compensation plans
- Employment and severance agreements and other arrangements with executive officers
- General talent engagement
- Diversity and inclusion
- Assessment of shareholder "say-on-pay" and "say-on-pay" frequency votes
- Stock ownership guidelines
- Clawback policy
- Investor Relations

Governance and Sustainability Committee ("Governance Committee")
Meetings in 2021: **8**
Weighted average 2021 attendance of director nominees: **96%**



Abdalla (Chair)   Breakiron-Evans   Mackay, Jr.   Patsalos-Fox

Key responsibilities and areas of risk oversight
- Nominations to the Board and Board committees, including evaluation of any shareholder nominees
- Director independence recommendations to the Board
- Annual Board self-evaluation process
- Macro environment and geo-political risks, including immigration law changes
- Legal and regulatory risks, including intellectual property Reviewing corporate governance structure and practices, including the company's corporate governance guidelines
- Public affairs and public policy initiatives
- ESG strategy, initiatives and policies

Management

Management is responsible for the day-to-day management of the company, including its business, strategy execution and risk management. As part of the ERM program and committee oversight responsibilities under the committee charters, management provides regular updates to the Board and relevant committees.

Corporate governance

Recent activities and key focus areas

- Reviewing and approving the 2021 financial statements and disclosure enhancements
- Reviewing and selecting the independent auditor for the year ending December 31, 2022
- Overseeing the internal audit department's annual audit plan and budget
- Overseeing the company's continued IT and security modernization agenda
- Overseeing material litigation and potential litigation
- Overseeing compliance with legal and regulatory requirements, as well as the company's code of ethics

Audit Committee financial experts and financial literacy
Ms. Breakiron-Evans and Ms. Wijnberg are "audit committee financial experts" (per SEC rules), and all members of the committee can "read and understand fundamental financial statements" (per Nasdaq rules).

Recent activities and key focus areas

- Overseeing the capital structure and allocation program, with approximately $1.3 billion in share repurchases and dividends in 2021 **(see page 3)**
- Overseeing the deployment of $1 billion in capital in 2021 for 7 acquisitions aligned with our strategic priorities **(see page 3)**
- Overseeing tax strategy and planning, including repatriations
- Real estate strategy

Committee charters
Each of the board's four standing committees — the Audit Committee, Finance Committee, Compensation Committee and Governance Committee — operates under a charter that has been approved by the Board and is available on the company's website. See "Helpful Resources" on **page 77**.

Recent activities and key focus areas

- Resumption of typical compensation program in 2021 following unusual adjustments to 2020 targets in light of the unanticipated business impact of the COVID-19 pandemic
- In early 2021, granting additional equity awards to select officers for retention purposes
- Undertaking a detailed review of our management development program (prior to the change in responsibilities discussed on **page 19**), talent engagement and diversity and inclusion efforts, including the addition of a gender diversity metric to the 2022 ACI
- Monitor attrition prevalent in industry and oversee management's efforts to reduce and mitigate its impact on our organization

Compensation Committee interlocks and insider participation
During the year ended December 31, 2021, Mses. Bali and Deskus, Messrs. Mackay, Patsalos-Fox and Velli and Mr. John N. Fox, Jr., who served on our Board through June 1, 2021, served on the Compensation Committee. No member of the Compensation Committee was or is a current or former officer or employee of the company or any of its subsidiaries.

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of Cognizant's board or Compensation Committee.

Recent activities and key focus areas

- Overseeing the Board's 2021 self-evaluation process (see **page 8**)
- Reviewing the company's exposure to potential changes in immigration laws and regulations
- Reviewing and approving the 2021 political spend disclosures and 2022 U.S. political contributions budget (only committee members who are U.S. citizens)
- Overseeing the company's enhancement of its ESG program and disclosures

- Overseeing the company's efforts to empower and promote women leaders, as well as other diversity and inclusion efforts (see **page 24**)
- Overseeing the company's development of its net zero emissions goal and progress on the roadmap towards achieving that goal (see **page 25**)

Board engagement activities

Shareholder engagement

Our Board values the input of our shareholders. It receives quarterly or more frequent updates on shareholder communications and is directly involved in responding to communications where appropriate. It also engages in a formal governance-focused engagement process where select directors meet directly with a number of our large shareholders to solicit the input of shareholders on a proactive basis. We consider the valuable feedback and perspectives of our shareholders, which helps inform our decisions and our strategy, when appropriate. The topics in our formal engagement discussions with our large shareholders mostly focused on the company's strategy, management engagement with the Board, talent, the progress and goals of our ESG program and other governance topics.

Winter 2021-2022 formal engagement



OUTREACH

Approx.
50%
of shares outstanding

Top 15
shareholders

MEETINGS AND FEEDBACK
21%
of shares outstanding

8 of Top 15 holders

Attendance



B CHAIR
Michael Patsalos-Fox



C CHAIR
Leo S. Mackay, Jr.

Our Board Chair and Compensation Committee Chair led the engagement process and meetings with shareholders, supported by representatives from the company's legal and investor relations functions.

Shareholder proposals at annual meeting

The Board reviews and takes positions with respect to any shareholder proposals submitted for consideration at the annual meeting. The Board also evaluates the voting results from the annual meeting, including with respect to shareholder proposals.

2021 Proposal – shareholder action by written consent

As in 2020, for the 2021 annual meeting, we received a proposal requesting that the Board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. In light of the voting results below, the Board did not take any action regarding this proposal.

18.3% For   **81.7%** Against

2022 Proposal – special shareholder meeting improvement

For the 2022 annual meeting, we received a proposal requesting that the Board undertake the steps necessary to permit the owners of a combined 10% of our outstanding common stock (without any other restrictions) to call a special shareholder meeting. See **page 64** for the proposal and the Board's statement of opposition.

Employee engagement and global delivery operations review

Travel to India

Typically our Board travels to India, where two-thirds of our employees and the core of our global delivery operations are located, every other year. Over the course of a week, directors meet with employees in a variety of forums, tour a number of our global delivery centers and engage in an in-depth review of our people and operations in India. The Board's most recent visit to India was in February 2020 and the 2022 visit has been delayed due to the COVID-19 pandemic. The Board hopes to return to India in 2023.

1-on-1 meetings

At our quarterly in-person Board meetings, our directors engage in 1-on-1 meetings, typically over breakfast or lunch, with members of management and high-performing employees. With quarterly Board meetings often held virtually since the start of the COVID-19 pandemic, the 1-on-1 meetings have often been held via videoconference.

Keeping up-to-date with trends and legal developments

NACD membership

The company maintains a subscription for Board members to the National Association of Corporate Directors ("NACD"), a recognized authority focused on advancing board leadership and establishing leading boardroom practices. Our Board members attend programs sponsored by the NACD as well as events and summits sponsored by various universities, accounting firms, law firms and other governance firms, and speak on various topics at these events.

Corporate governance policymaking

Certain of our Board members are actively involved in shaping policy around public company governance. For example, Ms. Breakiron-Evans, one of our Audit Committee financial experts, sits on the NACD Audit Committee Chairs Advisory Board, a group of Fortune 500 audit committee chairs that meets with Public Company Accounting Oversight Board ("PCAOB") members, the SEC Chief Accountant and the head of the Center for Audit Quality.

Updates from advisors

Our Board members receive periodic updates on corporate governance and executive compensation developments, accounting standards changes and various legal and other topics from internal and external counsel, our independent registered public accounting firm and third-party advisors.

Sustainable outcomes

We strive to embed environmental, social and governance ("ESG") considerations into our thinking, decisions, and actions.

Supporting our people

Talent development

As a professional services company, our continued success depends on our ability to attract, develop and retain top talent. The Board is actively involved in overseeing our talent management and development as an integral part of its oversight of our business and strategy. Our focus on talent management and development stretches from the Board level to our over 330,000 associates through programs overseen by management and reported on to the Board and its committees that are designed to identify, train and grow future leaders.

Leadership and technical training

We provide our associates with opportunities to develop through a robust learning ecosystem that includes our award-winning Global Academy and Global Leadership Development programs and My.Learning.Studio.

COVID-19

In April 2021, we launched Operation C3, Cognizant Combats COVID-19, to pull together all the resources available to the company to support its associates in India, their dependents and communities. Our Foundation also supported persons with disabilities getting vaccinations against COVID-19.

Employee wellness

We are committed to caring for our associates and their families through multiple stages of life. Select wellness benefits include: paid parental leave, back-up childcare, adoption and surrogacy programs, flexible work arrangements, counseling and relationship support, and work-life balance services.

Board	Management
Executive officers	
• Compensation Committee oversees the evaluation process. • Board (previously the Compensation Committee) oversees CEO and senior executive succession planning.	• CEO and Chief People Officer, as appropriate, participate in and assist the Compensation Committee and the Board in executive officer evaluations.
Senior leadership	
• Compensation Committee has historically overseen, and now the Board oversees, management's strategies for and progress in building a robust and diverse leadership pipeline, including hiring, development and movement of senior talent (AVP+, top ~1,000 leaders). • Governance Committee has periodically reviewed, and now the Board periodically reviews, the pipeline of potential internal successors to the members of the Executive Committee (~50 leaders).	• Executive Committee (consisting of our CEO and his direct reports) meets monthly, reviews VP+ leadership (including racial/ethnic and gender diversity of executive candidate slates) and oversees global leadership development strategies and approach for managing senior talent (AVP+, top ~1,000 leaders). • Fast-track development for high-performing and high-potential leadership talent through personalized assessments, executive coaching and executive education programs.
Leadership pipeline and professionals	
• Compensation Committee oversees the Company's general talent engagement (including retention, development and training) and diversity and inclusion programs and policies. • Board (previously the Compensation Committee) oversees the Company's management development. • Board has also had a recent focus on the employee attrition prevalent in industry, its impact on the Company, and efforts to combat it.	• Executive Committee includes talent management and development as an agenda item at periodic meetings, including deep dives on senior leadership talent, voluntary and involuntary attrition, areas of talent for investment, performance management and meritocracy, diversity and inclusion and driving high performing teams. • Annual global talent review of our leadership pipeline, plus a diverse set of leadership development opportunities, with targeted investments for our ~4,000 director and above leaders.

Corporate governance

Diversity and inclusion

At Cognizant, we are working every day to create conditions for everyone to thrive. We continue to drive diversity and inclusion throughout our organization to unlock the insights, imagination and innovation of our associates and reflect the diversity of our clients and communities. We have diversity and inclusion training and other programs in every geography where our employees are located, fostering inclusivity throughout our organization and culture. In recognition of our efforts, we are proud to have been named a 2021 top employer in 17 countries. Mr. Humphries also recently joined the Valuable 500, a CEO community working to revolutionize disability inclusion through business leadership and opportunity.

One of the ways we are elevating the experience of work for women is through our global Women Empowered ("WE") affinity group. WE is committed to developing more women leaders at all levels of our company, providing career growth and leadership development opportunities, and building a community of women across all industries in business and technology. For example, our women's global leadership development program, Propel, is designed to help shape and mobilize the careers of women in leadership roles across our organization. In 2021, the company reached a critical milestone, exceeding its pledge to put 1,000 women leaders globally through the Propel program.

We strive to provide our diverse talent with the support and tools needed to thrive through affinity groups in our organization. Executive Committee sponsors and executive leaders help shape the strategy and direction of each group.

- **Black, Latinx and Indigenous Group** supports programming and initiatives that promote career development, mentoring, recruitment, retention and community building.
- **Embrace (LGBTQ+)** provides a positive, supportive environment for lesbian, gay, bisexual, transgender, queer and other ("LGBTQ+") colleagues to be their authentic selves at work and creates a strong community among LGBTQ+ associates and allies, including connecting with our clients' LGBTQ+ networks to strengthen our client relationships.
- **Pan-Asian Group** fosters a safe environment for open dialogue, provides resources to the community for career growth and leadership development and celebrates Pan-Asian heritage.
- **Unite (People with Disabilities & Caregivers)** brings together people with disabilities and elevates the dialogue amongst the disabled and caregivers.
- **Veterans Network** is committed to hiring and helping to prepare transitioning service members, veterans and military spouses for new jobs. Participates in national and local partnerships, job fairs, career conferences and sponsorships, and provides an internal network of military employees and veterans.
- **Working Parent Group** provides a place to share experiences, resources, and voice support for all types of families.

Board diversity matrix (as of April 27, 2022)

As part of our commitment to diversity, we prioritize diversity on our Board of Directors.

Total Number of Directors: 11				
Part 1: Gender Identity	**Female**	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Directors	4	7	—	—
Part 2: Demographic Background	**Female**	**Male**	**Non-Binary**	**Did Not Disclose Gender**
African American or Black	—	1	—	—
Alaskan Native or American Indian	—	—	—	—
Asian (including South Asian)	2	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	5	—	—
Two or More Races or Ethnicities	—	1*	—	—
Did Not Disclose Demographic Background	—	—	—	—
LGBTQ+	—	—	—	—
Military Veterans	—	1	—	—

*   Director did not disclose the specific races or ethnicities

Running a responsible business

Board and management oversight

Running a responsible business starts with our Board and management setting a cultural "tone at the top". Our Board takes an active role in the oversight of our environmental and sustainability initiatives, ethics and compliance and risk management. Our management promotes and monitors implementation of such initiatives and provides regular progress reports to the Board.

Environmental impact and sustainable business

Our Governance and Sustainability Committee is responsible for overseeing our ESG program. We have continued to undertake investments to enhance our ESG program to, among other things, set a greenhouse gas emissions reduction goal and provide more comprehensive ESG disclosures to our shareholders. In 2021, we published our ESG report incorporating the most applicable elements of key third-party ESG reporting frameworks, including the Global Reporting Initiative (GRI), Sustainability Accounting Standards Board (SASB) standards and Task Force on Climate-related Financial Disclosures (TCFD) Recommendations. We outlined the company's approach to integrating ESG considerations into our business strategy while navigating an ever-changing world, including addressing developments like the COVID-19 pandemic and climate change. Learn more about our ESG program at https://www.cognizant.com/us/en/about-cognizant/esg; information which appears on the website is not part of, and is not incorporated by reference into, this proxy statement.

Emissions goal

In addition, the company announced in 2021 it aims to achieve net zero emissions, a new milestone set out as part of the company's ongoing ESG agenda to become a more sustainable business. We laid out a net zero roadmap that calls for reducing absolute emissions by 50 percent from the company's global operations and supply chain by 2030, and by 90 percent by 2040 with plans to negate any remaining emissions, in both the 2030 and 2040 goals, by using carbon offsets.

Verified: Cognizant believes third-party validation is an important hallmark of a goal's ambition and legitimacy. In the first quarter of 2022, Cognizant submitted its net zero goal to the Science Based Targets initiative (SBTi).

Ethics and compliance

Our commitment to customers, employees, shareholders and society is to act with integrity at all times. This guides everything we do — the way we serve our clients and the work we do to help them build better businesses. We believe it is critical to maintain the highest ethical standards.

Our code of ethics applies to all of our directors, officers and employees and is available on our website. See "Helpful resources" on **page 77**. We post on our website all disclosures that are required by law or Nasdaq rules concerning any amendments to, or waivers from, any provision of our code of ethics. In order to foster a culture of ethics and compliance, we conduct annual trainings for employees on regulatory compliance topics such as global data privacy and anti-bribery. We also make a compliance hotline available to our employees. The hotline is serviced by a third-party provider that is available by phone or online 24 hours a day, 7 days a week to help ensure any compliance concerns can be reported and addressed in a timely and appropriate manner.

Supporting our communities

At Cognizant, we care deeply about unlocking human potential and living out our purpose to improve everyday life. We know that our success depends on delivering value to all of our stakeholders. We contribute to the progress and prosperity of communities across the globe through our corporate foundations, philanthropic initiatives and associate volunteering efforts. Building on our longstanding investments in corporate social responsibility, Cognizant announced a new, five-year $250 million initiative in 2021 to advance economic mobility, educational opportunity, diversity and inclusion, and health and well-being in communities around the world. Learn more about our work to build resilient communities around the globe at https://www.cognizant.com/impact; information which appears on the website is not part of, and is not incorporated by reference into, this proxy statement.

$60 Million
...committed to date to organizations working to educate and train the workforce of today and tomorrow

Corporate foundations

Global impact
The Cognizant Foundation (the "Global Foundation"), a U.S. 501(c)(3) private foundation, was launched in 2018 with an initial $100 million grant and works to inspire, educate and prepare people of all ages to succeed in the workforce of today and tomorrow. Through its grantmaking, including approximately $60 million committed to date, the Global Foundation supports organizations working to advance technical education, workforce training and research and thought leadership designed to ensure all communities have equitable opportunities in the digital economy. In 2021, the Global Foundation awarded grants to more than 30 organizations serving historically excluded and underrepresented populations, and launched new grantmaking efforts in the UK, Canada, Australia and Germany.

COVID-19
...relief in the form of supporting COVID care centers and hospitals across 8 cities in India, as well as vaccination against COVID-19 for persons with disabilities

India
The Cognizant Foundation India (the "India Foundation") was founded in 2005 and delivers programs that enable individuals and communities to lead better lives. To advance inclusion, the India Foundation works with some of the most underserved communities in India – children, women and persons with disabilities – to improve access to healthcare, education and livelihood. Leveraging the power of digital technology, the India Foundation seeks to amplify and scale the impact of its programs to serve the greater good. In 2021, the India Foundation supported 65 projects in partnership with 35 not-for-profit organizations aimed at improving access to quality education and healthcare and improving livelihood.

- **Healthcare.** The India Foundation enables access to quality healthcare for the under-privileged, focusing on preventing avoidable blindness and promoting women and children's health. In 2021, the India Foundation's COVID-19 relief focused on setting up of COVID-19 care facilities, supporting oxygenated beds in COVID Care Centers and hospitals across eight cities of India and supplementing oxygen supplies and critical medical equipment required for lifesaving treatment. The India Foundation also supported persons with disabilities getting vaccinations against COVID-19.
- **Education.** The India Foundation focuses on enabling access to quality education for students from under-served communities through scholarships for higher education, digital learning, science, technology, engineering and math (STEM) and vocational-technical education.
- **Livelihood.** The India Foundation's initiatives in livelihood enable disadvantaged youth, women and the disabled to gain employment through short-term skills training programs.

$2.5 Million
...in 2021 to support global communities impacted by natural disasters and COVID-19

Corporate philanthropy
Cognizant's corporate philanthropic programs support charitable organizations in communities where Cognizant's clients and associates live and work—including 2021 contributions to more than 100 organizations. In 2021, Cognizant awarded $2.5 million to support global communities impacted by natural disasters and COVID-19, including a $2 million contribution to UNICEF to support emergency relief efforts in India. Grants were administered through the Cognizant Technology Solutions Charitable Fund, a donor advised fund.

Cognizant has a small number of people working on behalf of our company in Ukraine. We also have associates of Ukrainian and Russian nationality or descent as well as thousands of associates who live and work in nearby countries. To aid in the humanitarian relief efforts relating to the invasion of Ukraine, Cognizant contributed $1 million in grants in March 2022 to four organizations that are delivering food, water, shelter, healthcare, and economic assistance across the region. Grants were administered through the Cognizant Technology Solutions Charitable Fund.

35,000 Volunteers
...in 40 locations globally in 2021

Volunteering
The Cognizant Outreach program mobilizes our associates' expertise and enthusiasm through volunteer work. We believe our community work is a key value proposition for our associates. Associates leverage their professional skills and personal talents to volunteer with programs that support inclusion in technology and accelerate community impact. Cognizant Outreach also seeks collaborations with Cognizant strategic partners in causes of mutual interest and leverages partner expertise to scale social value, strengthen our reputation and extend our relationships with the communities we live and work in. During 2021, over 35,000 unique employees in 40 global locations volunteered as part of Cognizant Outreach.

Share ownership

Common stock and total stock-based holdings table

The following table sets forth the Cognizant stock-based holdings of our directors, named executive officers for fiscal 2021 ("NEOs"), and directors and executive officers as a group. Information is as of April 5, 2022. The table also sets forth the stock-based holdings of beneficial owners of more than 5% of our common stock as of December 31, 2021. Unless otherwise indicated, the address for the individuals below is our address.

Each of our directors and NEOs owns less than 1% of the total outstanding shares of our common stock. The current directors and executive officers as a group do not own more than 1% of the total outstanding shares.

Directors	Common Stock		
	Stock	Options	Total
Zein Abdalla	14,413	11,294	25,707
Vinita Bali	7,756	—	7,756
Maureen Breakiron-Evans	3,063	6,926	46,430
Archana Deskus	7,768	—	7,768
John M. Dineen	—	1,827	18,413
Leo S. Mackay, Jr.	30,184	1,426	36,116
Michael Patsalos-Fox	70,502	13,297	89,377
Stephen J. Rohleder	—	—	884
Joseph M. Velli	16,967	—	16,967
Sandra S. Wijnberg	—	—	9,715
Total	**150,653**	**34,770**	**259,133**

Named Executive Officers	Common Stock		
	Stock	Options	Total
Brian Humphries	125,107	—	678,503
Jan Siegmund	42,810	—	177,296
Gregory Hyttenrauch	32,208	—	119,002
John Kim	11,876	—	60,187
Rajesh Nambiar	13,705	—	80,229
Total	**225,706**	**—**	**1,115,217**

Current Directors and Executive Officers	Common Stock		
	Stock	Options	Total
As a group (20 people)	**490,926**	**34,770**	**1,771,289**

5% Beneficial Owners	Common Stock	% Outstanding
BlackRock, Inc.	46,297,327	8.9%
The Vanguard Group	41,623,450	8.0%
Dodge & Cox	29,235,581	5.6%

Common Stock. This column shows beneficial ownership of our common stock as calculated under SEC rules. Except to the extent noted below, each person included in the table has sole voting and investment power over the shares reported. None of the shares is pledged as security by the named person, although standard brokerage accounts may include non-negotiable provisions regarding set-offs or similar rights. The **Stock** subcolumn includes shares directly or indirectly held and shares underlying RSUs that will vest within 60 days of April 5, 2022 (except, in the case of directors, for such RSUs with respect to which the settlement has been deferred). Mr. Patsalos-Fox's stock holdings include 10,000 shares of common stock over which there is shared voting and investment power by Mr. Patsalos-Fox through family trusts or other accounts. The **Options** subcolumn includes shares that may be acquired under stock options that were exercisable as of or within 60 days of April 5, 2022. The **Total** subcolumn includes RSUs with respect to which settlement has been deferred by our directors.

Total. This column shows the individual's total Cognizant stock-based holdings, including securities shown in the **Common Stock** column (as described above), plus non-voting interests that are not convertible into shares of Cognizant common stock within 60 days of April 5, 2022, including, as appropriate, PSUs and RSUs. For our directors as a group, this includes 64,263 RSUs with respect to which the settlement has been deferred. For Mr. Rohleder, this also includes deferred stock units representing shares received in lieu of his pro-rata cash Board and Finance Committee retainers. See **pages 28** and **29** for additional details.

Current Directors and Executive Officers as a Group. This table includes shares of our current directors and executive officers as of the date of this proxy statement. This table includes: (i) 66,036 RSUs that vest within 60 days of April 5, 2022 (**Stock** subcolumn and **Total** column), (ii) 34,770 shares that may be acquired under stock options that are exercisable as of or within 60 days of April 5, 2022 (**Options** subcolumn and **Total** column), (iii) 64,263 RSUs with respect to which the settlement has been deferred by our directors, as described above, (iv) 600 deferred stock units held by Mr. Rohleder, as described above, (v) 10,000 shares of common stock over which there is shared voting and investment power by Mr. Patsalos-Fox through family trusts or other accounts (**Stock** subcolumn and **Total** column) and (vi) 800 shares of common stock over which there is shared voting and investment power by Robert Telesmanic, our Senior Vice President, Controller and Chief Accounting Officer, through family trusts or other accounts (**Stock** subcolumn and **Total** column).

5% Beneficial Owners. This table shows shares beneficially owned by BlackRock, Inc. and affiliated entities, 55 East 52nd Street, New York, NY 10055, The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355, and Dodge & Cox, 555 California Street, 40th Floor, San Francisco, CA 91404 as follows:

(# of shares)	BlackRock	Vanguard	Dodge & Cox
Sole voting power	40,744,556	0	27,765,331
Shared voting power	0	840,056	0
Sole dispositive power	46,297,327	39,495,062	29,235,581
Shared dispositive power	0	2,128,388	0

The information in this table is based solely on a Schedule 13G/A filed by BlackRock with the SEC on February 1, 2022, a Schedule 13G/A filed by Vanguard with the SEC on February 9, 2022 and a Schedule 13G filed by Dodge & Cox with the SEC on February 14, 2022.

Director compensation

Discussion and analysis

We use cash and stock-based compensation to attract and retain qualified individuals to serve on the Board. We set compensation for our non-employee directors taking into account the time commitment and experience level expected of our directors. A director who is an employee of the company receives no cash or stock-based compensation for serving as a director.

2021 NON-EMPLOYEE DIRECTOR COMPENSATION STRUCTURE

Annual Cash Retainer for serving on the Board		$90,000

Additional Annual Cash Retainers

For serving as Chair of the Board		$150,000

For serving as a Member or Chair of a Board Committee	Committee Member	Committee Chair
Audit Committee	$20,000	$35,000
Finance and Strategy Committee	$15,000	$20,000
Compensation and Human Capital Committee	$15,000	$25,000
Governance and Sustainability Committee	$10,000	$20,000

Annual RSU Award	Board Member	Board Chair
	$210,000	$260,000

Annual restricted stock unit award made on or as soon as practicable following the date of the annual meeting of shareholders with a grant date fair value as set out above. 100% of the restricted stock units vest on the 1st anniversary of the date of the award.

Retirement
Upon a director's retirement while in good standing, the Board's intent is to accelerate the vesting of such director's outstanding equity awards.

Advance Payment and Partial Year Service
For new members of the Board or of a committee or a new Chair of the Board or a committee, compensation in the initial year of service is prorated based on the length of service during the twelve-month period following the company's most recent annual meeting. All cash retainers are paid in advance on an annual basis following the annual meeting or other triggering event.

Stock Elections in lieu of Cash Retainers
Beginning in September 2021, non-employee directors may elect to have all or a portion of the cash retainers to which they become entitled paid in fully vested common stock in lieu of cash.

Payment Deferral Elections
Cash Retainers, Annual RSU awards and common stock received in lieu of cash retainers may be eligible for payment deferral elections in accordance with applicable tax laws and, for Annual RSU awards, the Cognizant Technology Solutions Corporation 2017 Incentive Award Plan.

Director compensation vs. peer group

For purposes of establishing 2021 non-employee director compensation, the Compensation Committee engaged Pay Governance, LLC ("Pay Governance"), an independent executive compensation advisory firm, to review all elements of director compensation, benchmark such compensation in relation to other comparable companies with which we compete for board talent and provide recommendations to ensure that our director compensation program remains competitive. Pay Governance benchmarked our director compensation against the same group of technology-related firms used by Pay Governance in preparing its recommendations to the Compensation Committee for executive officers for 2021. See "Peer group review" on **page 33**.

The Compensation Committee considered the benchmarking data and recommendations of Pay Governance in recommending to the Board the cash and stock-based compensation of non-employee directors that became effective following the 2021 annual meeting. Based on the 2021 analysis, the Board approved an increase to the annual cash retainer for the members of the Finance and Strategy Committee from $10,000 to $15,000 and the annual cash retainer for the members of the Governance Committee from $7,500 to $10,000.

DIRECTOR STOCK OWNERSHIP GUIDELINES

Under our stock ownership guidelines, each non-employee director is required over time to hold a number of shares with a value, measured as of the time the revised guidelines were put in place (March 2017) or, for later joining directors, the time a director joins the Board, equal to five times the annual cash retainer received by non-employee directors i.e., $450,000 in shares of common (stock). Compliance with the guidelines is required within five years of a director joining the Board. As of April 5, 2022, all of our directors were in compliance with our stock ownership guidelines.



5x
annual cash retainer ($450,000 in shares of common stock)

Cash Retainer 1x

NO HEDGING, SHORT SALES, MARGIN ACCOUNTS OR PLEDGING

All directors are subject to the same insider trading policies of the company that apply to employees and provide for:

- ✖ No hedging or speculation with respect to Cognizant securities
- ✖ No short sales of Cognizant securities
- ✖ No margin accounts with Cognizant securities
- ✖ No pledging of Cognizant securities

See "Hedging, short sale, margin account and pledging prohibitions" on **page 48** for additional information on these restrictions.

Director compensation table

The following table sets forth certain information regarding the compensation of each of our non-employee directors who served during 2021. The table also sets forth the aggregate number of RSUs and the aggregate number of stock options held by each such non-employee director on December 31, 2021. John N. Fox, Jr. did not stand for re-election at our 2021 annual meeting of stockholders and, accordingly, he did not receive any compensation in 2021.

| Name | 2021 Director Compensation | | | Director Stock and Option Awards Outstanding | |
	Fees Earned or Paid in Cash	Stock Awards	Total	Aggregate Number of Stock Awards	Aggregate Number of Stock Options
Zein Abdalla	$125,000	$209,939	$334,939	2,949	11,294
Vinita Bali	$120,000	$209,939	$329,939	2,949	—
Maureen Breakiron-Evans	$120,000	$209,939	$329,939	36,441	13,297
Archana Deskus	$110,000	$209,939	$319,939	2,949	—
John M. Dineen	$130,000	$209,939	$339,939	16,586	1,827
John N. Fox, Jr. (retired)	—	—	—	5,083	—
Leo S. Mackay, Jr.	$145,000	$209,939	$354,939	7,455	7,797
Michael Patsalos-Fox	$280,000	$259,986	$539,986	9,230	13,297
Joseph M. Velli	$125,000	$209,939	$334,939	2,949	—
Sandra S. Wijnberg	$140,000	$209,939	$349,939	9,715	—

Stock Awards. Represents the aggregate grant date fair value of RSUs granted in the 2021 fiscal year under the 2017 Incentive Award Plan approved by shareholders, determined in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. All directors listed except Mr. Patsalos-Fox and Mr. Fox received an award of 2,949 RSUs with a grant date fair value of $71.19 per share on June 1, 2021. As Board Chair, Mr. Patsalos-Fox received an award of 3,652 RSUs with a grant date fair value of $71.19 per share on June 1, 2021. The reported dollar amounts do not take into account any estimated forfeitures related to continued service vesting requirements. For information regarding assumptions underlying the valuation of equity awards, see Note 17 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 ("2021 Annual Report").

Aggregate Number of Stock Awards. Includes the RSUs granted in 2021 with respect to which the settlement has been deferred for some directors, as set forth in "Deferral of restricted stock units" below. Also includes deferred RSUs granted in prior years held by Ms. Breakiron-Evans (33,492), Mr. Dineen (13,637), Mr. Fox (5,083), Mr. Mackay (4,506), Mr. Patsalos-Fox (5,578) and Ms. Wijnberg (6,766) to be settled following the director's termination of service on the Board in accordance with the previously elected deferral option.

Deferral of restricted stock units

In late 2020, non-employee directors were provided an option to elect to defer settlement of RSUs that were granted in 2021. The following table sets forth for 2021 the two deferral options available and the directors that elected such deferral options.

| | RSUs Deferred Until Earliest to Occur of | | |
	Company Change in Control or Director's Death or Permanent Disability	Director Leaves the Board	Directors Electing Option
Option 1	Immediate settlement	100% settles on next July 1st	Dineen, Wijnberg
Option 2		1/3rd settles on each of next three July 1sts	Breakiron-Evans

Delinquent section 16(a) reports

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires our directors, executive officers and holders of more than 10% of our voting stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock or other equity securities. Based on a review of those forms provided to us and any written representations, we believe that during the year ended December 31, 2021, our directors, executive officers and holders of more than 10% of our voting stock filed the required reports on a timely basis under Section 16(a), except for a Form 4 for Ursula Morgenstern related to four transactions, which was filed one day after the filing deadline.

Related person transactions

Under the Audit Committee's charter, the committee is responsible for reviewing and approving all transactions between the company and any related person that are required to be disclosed pursuant to Item 404(a) of Regulation S-K. Related persons include our directors and executive officers, certain of our shareholders and immediate family members of the foregoing. The company's legal staff is primarily responsible for monitoring and obtaining information from our directors and executive officers with respect to potential related person transactions, and for then determining, based on the facts and circumstances, whether the related person has a direct or indirect material interest in any transaction with us. Each year, to help our legal staff identify related person transactions, we require each of our directors, director nominees and executive officers to complete a disclosure questionnaire identifying any transactions with us in which the director or officer or their family members have an interest. In addition, our code of ethics requires all directors, officers and employees who may have a potential or apparent conflict of interest to, in the case of employees, notify our chief compliance officer, or, in the case of directors and executive officers, notify our general counsel. There have been no related person transactions since January 1, 2021.

Proposal 2

Advisory vote on executive compensation (say-on-pay)

The Board unanimously recommends a vote FOR the approval, on an advisory (non-binding) basis, of our executive compensation.

What are you voting on?

As required by Section 14A of the Exchange Act, we are asking shareholders to vote on an advisory basis to approve the compensation paid to our named executive officers, as described in this proxy statement.

Resolution shareholders are being asked to approve

Resolved, that the shareholders of Cognizant Technology Solutions Corporation approve, on an advisory basis, the compensation of the company's named executive officers, disclosed pursuant to Item 402 of Regulation S-K in the company's definitive proxy statement for the 2022 annual meeting of shareholders.

Compensation

Compensation discussion and analysis (CD&A)

This compensation discussion and analysis section describes the general objectives, principles and philosophy of the company's executive compensation program, focused primarily on the compensation of our named executive officers for fiscal 2021 (the "NEOs").

Compensation program objectives

The Compensation Committee designed the 2021 executive compensation program with the objectives and key features to meet those objectives as set out below.

The Compensation Committee believes that the design of the compensation program, including having the appropriate mix of compensation elements and performance metrics and targets, has a significant impact on driving company performance.

Program objectives

1 Alignment with corporate strategies

Ensure compensation program incentives are aligned with our corporate strategies and business objectives

2 Short and long-term performance objectives

Tie a substantial portion of compensation to achieving both short and long-term performance objectives that enhance shareholder value

How we get there

Our strategic priorities

1. Accelerating Digital
2. Globalizing Cognizant
3. Increasing our Relevance to Clients
4. Repositioning the Cognizant Brand

2021 ACI



- 60% **Revenue**
- 40% **Adjusted income from operations**

(for CEO, CFO and other corporate leaders; those NEOs overseeing business units have a portion of their metrics related to the specific business unit performance)

2021/23 PSUs



- 50% **Revenue**
- 25% **Adjusted Diluted EPS**
- 25% **Relative TSR**

We set performance metrics for our performance-based compensation program that align with our strategic priorities and that we believe are aspirational but achievable. In 2021, the performance metrics included constant currency revenue growth, profitability (measured through adjusted income from operations and adjusted diluted earnings per share ("EPS")) and total shareholder return relative to a peer group of companies ("relative TSR") (see **pages 34** to **40**).

A substantial percentage of our NEO compensation is performance-based. This is divided between (i) annual cash incentive ("ACI"), which measures performance over a one-year period and rewards achievement of short-term company financial objectives, and (ii) performance stock units ("PSUs"), which measure performance over a multi-year period and reward long-term company financial objectives and relative TSR (see **pages 34** and **35**).

2021 NEOs

CEO



Brian Humphries

Other NEOs



Jan Siegmund
CFO



Gregory Hyttenrauch
EVP & President, Americas



John Kim
EVP, General Counsel, Chief Corporate Affairs Officer & Secretary



Rajesh Nambiar
EVP and President, Digital Business & Technology and Chairman, Cognizant India

Key compensation program features

What we do

✔ Pay for performance, with high percentages of performance-based and long-term equity compensation — ▶ See **page 34**

✔ Use appropriate peer groups and market data when establishing compensation — ▶ See **page 33**

✔ Retain an independent external compensation consultant (Pay Governance) — ▶ See **page 33**

✔ Set significant stock ownership requirements for executives — ▶ See **page 48**

✔ Maintain a strong clawback policy — ▶ See **page 49**

✔ Utilize "double trigger" change in control provisions in plans that only provide benefits upon qualified terminations in connection with a change in control — ▶ See **page 60**

What we don't do

✖ No hedging, speculation, short sales, margin accounts or pledging of Cognizant securities — ▶ See **page 48**

✖ No tax "gross ups" on severance or other change in control benefits — ▶ See **page 50**

3

Long-term continued employment
Provide an incentive for long-term continued employment with our company

Long-term equity



RSUs — Quarterly vesting over 3 years

All NEOs (Average) — 33% / 41%

PSUs — 3-year performance period

A substantial percentage of our NEOs' target direct compensation consists of long-term equity: (i) restricted stock units ("RSUs"), which vest quarterly over a 3-year period, to reward continued service and long-term performance of our common stock, and (ii) PSUs that have a 3-year performance period with vesting shortly thereafter (▶ see **pages 34** and **35**).

4

Balanced mix
Create an appropriate balance between current and long-term compensation and between performance and non-performance-based compensation

Performance-based



56% — ACI / PSUs

Long-term equity



74% — RSUs / PSUs

(Average for all NEOs)

Our NEOs' target direct compensation includes current compensation in the form of cash, divided between base salary and ACI, and long-term compensation in the form of equity, divided between PSUs and RSUs. Both current and long-term compensation are mixed between stable (base salary and RSUs) and performance-based (ACI and PSUs) compensation (▶ see **pages 34** and **35**).

5

Competitive
Provide competitive compensation packages in order to attract, retain and motivate top executive talent

Peer group positioning

Revenue



71st percentile

Market capitalization



39th percentile

Headcount



92nd percentile

To ensure our compensation remains competitive, the Compensation Committee engaged Pay Governance as its independent consultant in 2021 and prior years to review and benchmark the compensation we provide relative to our peer group and other market data. Our 2021 peer group was comprised of 17 technology, software and professional service companies selected based on industry, comparable business operations and scale (▶ see **page 33**).

6

No unnecessary risk-taking
Ensure that compensation arrangements do not encourage unnecessary risk-taking

CEO

6x annual base salary

Base salary 1x

Other NEOs

4x annual base salary

Base salary 1x

We set stock ownership guidelines to help mitigate potential compensation risk and further align the interests of our NEOs with those of shareholders (▶ see **page 48**). We also create a balance between performance and non-performance-based compensation and set performance targets that we believe are aspirational but achievable (▶ see **pages 34** to **40**).

Compensation setting process

Shareholder engagement and the impact of COVID-19

As part of our annual shareholder engagement program (see **page 22**), we solicit feedback from our shareholders on our executive compensation program. In 2019, we received a number of suggestions from shareholders (described in our 2020 proxy statement) that we incorporated into the design of our 2020 executive compensation program and continue today.

For 2020 (and continuing in 2021), the Compensation Committee made significant revisions to the company's performance-based compensation structure to better align with the company's strategy, peer group, competitor and industry practices, the recommendations of the committee's independent compensation consultant and feedback from shareholders. Based on the positive feedback received from shareholders on the changes made to the 2020 executive compensation program and the Compensation Committee's view that the revised program design was achieving its objectives, the committee made no significant changes to the design of the program for 2021. These changes included the following, which may assist in understanding prior years' compensation for our NEOs in various charts and graphs throughout this proxy statement:

- **ACI**
  - eliminated days sales outstanding ("DSO") as a performance metric, having determined it to be effectively monitored by the Board through other means
  - increase in the weighting of revenue from 50% to 60% for corporate leaders, aligning with the company's strategic focus on revenue growth
  - created more individualized awards for business unit leaders, with 60% of the award based on performance of the applicable business unit – 35% business unit revenue and 25% business unit profit – and 40% of the award based on overall company performance – 25% company revenue and 15% company adjusted income from operations

- **Additional equity awards** — In March 2020 and February 2021, the Compensation Committee granted additional equity awards to longer-serving SVP+ associates due to the additional efforts required during the ongoing changes in company leadership and transformation initiatives underway, the need to bridge the transition from 2-year to 3-year PSUs that occurred between 2019 and 2020 and the retention concerns presented by the 0% payout for the 2018/19 PSUs and subsequently the 2019/20 PSUs. These awards were part of a broader retention program for associates at the level of Assistant Vice President and above. The CEO did not receive such an award, but Mr. Hyttenrauch received such an award (see **pages 35** and **44**).

- **COVID-19 impacts and adjustments** — In addition, the Compensation Committee's compensation decisions and our NEO's compensation in 2020 were impacted by COVID-19. **After initial setting of the targets, there were no COVID-19 related adjustments to the 2021 ACI as the program returned to its typical structure.**
  - In mid-2020, to maintain the incentive value of the ACI awards in light of the unanticipated business impact of the COVID-19 pandemic, the ACI program was revised to measure Q1 performance (25% weighting) based on the original pre-COVID-19 targets established in early 2020 and Q2 through Q4 performance (75% weighting) based on revised targets. A maximum payout of 85% of target was simultaneously established to ensure the lowered expectations for the year did not result in an above-target payout. The company's ultimate 2020 performance would have resulted in a 0% payout based on the original targets but exceeded the revised targets, resulting in our 2020 NEOs receiving the maximum 85% payout.
  - The PSU awards were not adjusted for COVID-19. In February 2021, the Compensation Committee determined a 0% achievement for the 2019/20 PSUs (performance measurement period covering 2019 through 2020) as the threshold levels of performance were not achieved.

Revised metrics for 2022 ACI
For 2022, we revised our ACI metrics as follows:

- We utilize adjusted operating margin (see **page 3** for recent performance on this measurement) rather than adjusted income from operations

- We considered previously received suggestions from shareholders and our own view regarding the importance of including environmental and social (E&S) metrics, including diversity and inclusion goals, in the executive compensation program design. Such metrics were not included in the 2021 program design due to significant enhancements to the company's E&S efforts already in process for 2021. For 2022, the Compensation Committee revised the ACI to add two metrics at 5% weighting each (10% in total) for all NEOs and other executive officers as follows.
  - The first relates to E&S and is focused on gender diversity globally and developing and retaining talent.
  - The second relates to increasing the percentage of revenue related to our higher value services, fixed bid and outcome-based engagements that leverage our strategic services delivery model.

Assess performance of current compensation design and determine preliminary compensation design and compensation levels for next year

The Compensation Committee annually evaluates the executive compensation program with the goal of setting compensation at levels the committee believes are competitive with those of other companies that compete with us for executive talent. The Compensation Committee continues to strive to improve the executive compensation program and will seek on an annual basis from its independent compensation consultant, Pay Governance, benchmark compensation data and/or review management's recommendations for year-over-year compensation adjustments, including a review for general market competitiveness and competitiveness with the company's peer group. Although the Compensation Committee reviews the compensation practices of our peer group companies and other market data, the committee does not adhere to strict formulas or survey data to determine the mix of compensation elements. Instead, the Compensation Committee considers various factors in exercising its discretion to determine compensation, including the experience, responsibilities and performance of each NEO, internal pay equity and the company's overall financial performance. The Compensation Committee also considers the performance evaluations for each of the NEOs (other than the CEO) that are prepared by the CEO, feedback from other members of the Board and feedback from shareholders. This overall flexibility is important in designing a compensation program that attracts and retains executives in a highly competitive, rapidly changing market.



Finalize compensation design and set NEO compensation for current year

The Compensation Committee finalizes the executive compensation program design and NEO compensation early in the year. For 2021, NEO target direct compensation included base salary, an ACI opportunity, 2021/23 PSUs (3-year) and RSUs. Mr. Hyttenrauch also received an additional award consisting of RSUs during 2021 in light of ongoing changes in company leadership and transformation initiatives underway, as well as retention considerations.

Role of executive officers in determining executive compensation

Our CEO, aided by our Chief People Officer, among others, provides statistical data and makes recommendations to the Compensation Committee to assist it in determining compensation levels. In addition, our CEO provides the committee with a review of the performance of other executive officers. While the committee utilizes this information and values management's observations with regard to compensation, the committee makes the ultimate decisions regarding executive compensation.

Determine achievement of prior year performance for performance-based awards

The Compensation Committee determines the prior year performance for performance-based awards. In March 2022, the Compensation Committee determined the payout/achievements for the 2021 ACI program (166.1% for corporate leaders), the 2020/21 PSUs (2-year) granted in 2020 (88.5%), the 2020/22 PSUs (3-year) granted in 2020 with respect to the revenue and adjusted diluted EPS components for the 2021 performance year (200% each) and 2021/23 PSUs granted in 2021 with respect to the revenue and adjusted diluted EPS components for the 2021 performance year (200% each). A portion of the business unit leaders' 2021 ACI results are derived from their business unit performance, resulting in payouts for Mr. Hyttenrauch and Mr. Nambiar of 132% and 124%, respectively.

FEBRUARY

Q1

Q2

MAY

JUNE

Annual Meeting

Assess compensation consultant independence and select compensation consultant for next annual pay cycle

For 2021, the Compensation Committee engaged Pay Governance to review all elements of our executive compensation, benchmark such compensation against the compensation packages of other comparable companies with which we compete for executive talent, and provide recommendations to ensure that our executive compensation program continues to enable us to attract and retain qualified executives through competitive compensation packages that incentivize the attainment of our short and long-term strategic objectives. Pay Governance reports directly to the committee, regularly participates in committee meetings and advises the committee with respect to compensation trends and best practices, plan design and the reasonableness of individual compensation awards. Pay Governance does not provide services to the company (directly or indirectly through affiliates) other than those provided to the Compensation Committee. In 2021 the committee undertook its annual assessment of the independence of Pay Governance and concluded that no conflict of interest exists that would prevent Pay Governance from providing independent advice regarding executive and director compensation matters.

Say-on-pay vote at annual meeting

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires that our shareholders have the opportunity to cast an advisory vote on executive compensation, commonly referred to as a "Say-on-Pay" vote, at least once every three years. In accordance with the results of the advisory vote at the 2017 annual meeting on the frequency of the Say-on-Pay vote, the Say-on-Pay vote is held every year. Holding the Say-on-Pay vote every year gives shareholders the opportunity to provide direct and frequent feedback on our compensation philosophy, policies and procedures. The next Say-on-Pay vote after the 2022 annual meeting will occur at the 2023 annual meeting. Say-on Pay votes are not binding on the company, the Board or the Compensation Committee. However, the Board and the Compensation Committee value the opinions of our shareholders and will carefully consider the outcome of the Say-on-Pay vote and shareholder engagement program when making future compensation decisions. In making its decisions regarding executive compensation for 2021, the Compensation Committee considered the significant level of shareholder support our executive compensation program received from shareholders in 2021 (92% support), and 2020 (90% support) and prior years. The Compensation Committee chose to generally retain the same structure for 2021 as was utilized in 2020 (see **pages 1**, **34** and **35**).

Peer group review

On an annual basis, the Compensation Committee, with assistance from Pay Governance, reviews and determines the company's peer group that will be used, together with other market data, for market comparisons and benchmarking of the compensation of executive officers in the next fiscal year. The 2021 target direct compensation and other compensation of our NEOs was set with reference to the peer group determined by the Compensation Committee in late 2019 and reviewed in late 2020. This peer group was comprised of 17 technology, software and professional services companies selected based on industry, comparable business operations and scale, including with respect to revenue, market capitalization and headcount (data in the chart to the right as reviewed by the Compensation Committee in late 2020 for 2021 compensation decisions).



Revenue*
(in billions)

IBM	$77
Accenture	$44
DXC	$25
Paypal	$18
salesforce	$17
71st Percentile Cognizant	$17
Marsh & McLennan	$17
Omnicom	$15
ADP	$15
Leidos	$11
Aon	$11
VMware	$11
eBay	$11
Fidelity	$10
Fiserv	$10
Discover	$8
Alliance Data	$6
Netapp	$5

Market capitalization**
(in billions)

salesforce	$144
Accenture	$134
Paypal	$127
IBM	$119
Fidelity	$85
Fiserv	$79
ADP	$74
VMware	$63
Marsh & McLennan	$56
Aon	$49
39th Percentile Cognizant	$34
eBay	$29
Discover	$27
Omnicom	$18
Netapp	$14
Leidos	$14
DXC	$10
Alliance Data	$5

Headcount***
(in thousands)

Accenture	506
IBM	353
92nd Percentile Cognizant	283
DXC	138
Marsh & McLennan	76
Omnicom	70
ADP	58
Fidelity	55
Aon	50
salesforce	49
Fiserv	44
Leidos	34
VMware	29
PayPal	23
Discover	17
eBay	13
NetApp	11
Alliance Data	9

*   For the last completed fiscal year ended on or prior to October 31, 2020
**   As of October 31, 2020
***   As of the end of the last completed fiscal year ended on or prior to October 31, 2020

Primary compensation elements

Restricted stock units (RSUs)

Reward continued service and long-term performance of our common stock

We grant RSUs, which typically vest quarterly over a three-year period, to reward continued service and long-term performance of our common stock.



Equity
2021 Target Direct Compensation
Long-Term Equity
79%
Performance-Based
61%
CEO
Base Salary
7%
RSUs
32%
14%
ACI
60%
40%
Revenue
Adjusted Income from Operations
47%
PSUs
25%
25%
50%
Relative TSR
Adjusted Diluted EPS
Revenue
Performance/Equity

Performance stock units (PSUs)

Incentivize shareholder return and reward achievement of long-term company financial objectives and performance of our common stock

Our Compensation Committee designed the 2021/23 PSU awards granted to our NEOs to tie a substantial portion of executive compensation to the attainment of long-term goals across three metrics that it believes are valued by our shareholders:

- constant currency revenue growth (50% weighting);
- adjusted diluted EPS (25% weighting); and
- total shareholder return (TSR) (25% weighting) of our common stock on a relative basis as compared to a peer group detailed in the "Total shareholder return (TSR)" graphic on **page 37**.

As further described in "Performance-based compensation – performance by award" on **page 36**, the 2021/23 PSU awards have a 3-year performance measurement period. The Compensation Committee established targets for the revenue and adjusted diluted EPS components upfront in February 2021 as three separate 1-year goals, one for each fiscal year during the performance period (1/3rd weighting each), in each case measured as a percentage increase over prior year actuals. For 2021, the targets were for 5% constant currency revenue growth and a 13% increase in adjusted diluted EPS as compared to 2020.

The relative TSR component is measured over the full 3-year performance period, with payout with respect to the metric capped at 100% in the event the TSR of the company's common stock on an absolute basis of share price growth and dividends over the performance period is negative. The relative TSR target was set at the 50th percentile vis-à-vis the comparator group of companies. The maximum possible number of PSUs that may vest is 200% of target.

The Compensation Committee established the 2021/23 PSU targets to incentivize the company's management to prioritize continued growth in revenue, increased levels of adjusted diluted EPS and favorable TSR relative to other technology and consulting companies. There was substantial uncertainty at the time the Compensation Committee established the targets as to the likelihood of the company's attainment of the targeted levels of performance and vesting of the PSUs. The Compensation Committee determines the level of achievement, if any, with respect to the performance metrics based on actual company results for the 2021, 2022 and 2023 fiscal years and relative TSR results for the full 2021-2023 period. Prior to determining the performance by the company against the revenue and adjusted diluted EPS targets for 2021, 2022 and 2023, the Compensation Committee adjusted for 2021, and expects to adjust for 2022 and 2023, the revenue and adjusted diluted EPS targets by the amount of revenue and diluted EPS derived from acquisitions completed during the respective years in a manner intended to ensure that acquisitions do not impact the achievement of targets. Additionally, the Compensation Committee increased the 2021 adjusted diluted EPS target by the per share impact of the 2021 class action settlement loss, net of tax, which was excluded from the company's 2021 adjusted diluted EPS to ensure that the achievement against target reflected the impact of the loss. See "Forward-looking statements and non-GAAP financial measures" on **page 71** for more information regarding the class action settlement loss.



Base salary

Stable source of cash income at competitive levels

The base salary component of an NEO's target direct compensation is included to provide financial stability and certainty to balance against the performance-based compensation elements.

Annual cash incentive (ACI)

Motivate and reward achievement of short-term company financial objectives

The Compensation Committee designed our 2021 ACI program to stimulate and support a high-performance environment by tying such incentive compensation to the attainment of short-term goals across two metrics aligned with our company's financial objectives that it believes are valued by our shareholders:

- constant currency revenue growth (60% weighting); and
- adjusted income from operations (40% weighting) for our CEO, CFO and other corporate leaders.

For those NEOs overseeing business units, 60% of the award was based on performance of the applicable business unit – 35% business unit revenue and 25% business unit profit, and 40% of the award was based on overall company performance – 25% company revenue and 15% company adjusted income from operations.

The maximum award each NEO could receive was 200% of target. The Compensation Committee determined the 2021 ACI payout based upon actual company results for the 2021 fiscal year. Prior to determining the performance by the company against the targets for 2021, the Compensation Committee adjusted the revenue and adjusted income from operations targets by the amount of revenue and income from operations derived from acquisitions completed during 2021 in a manner intended to ensure that acquisitions do not impact the achievement of targets. Additionally, the Compensation Committee increased the 2021 adjusted income from operations target by the amount of the 2021 class action settlement loss, which was excluded from the company's 2021 adjusted income from operations to ensure that the achievement against target reflected the impact of the loss. See "Forward-looking statements and non-GAAP financial measures" on **page 71** for more information regarding the class action settlement loss.

Annual compensation evaluation and target direct compensation

The Compensation Committee utilizes target direct compensation as the principal manner in which it reviews, evaluates and makes decisions with respect to executive compensation. Target direct compensation is the annual compensation that would be delivered to an NEO in a theoretical, steady-state environment where the same annual compensation was granted in multiple years and the company's performance was at target across all such years. The Compensation Committee believes this approach is most appropriate for its decision-making, including evaluation against the compensation practices of comparable companies with which we compete for talent, as it is designed to capture the annual compensation an NEO would be expected to earn, assuming company performance at target, based on the decisions of the Compensation Committee in the year of such decision.

The Compensation Committee reviews the target direct compensation of our NEOs on an annual basis and makes periodic adjustments based on individual performance and contributions, market trends and competitive environment for talent, increases in the cost of living, internal pay equity, the scope, responsibility and business impact of the individual's position, the individual's potential for increased responsibility and promotion over the award term, and the value of equity compensation that the individual has previously been awarded. No specific weight is assigned to any of the above criteria relative to the others, but rather the Compensation Committee uses its judgment in combination with market and other data. The Compensation Committee evaluates the total mix of cash versus equity-based compensation, short-term versus long-term compensation and performance-based versus fixed compensation with reference to market practices and compensation program objectives.

Target direct compensation excludes additional awards that may be made from time to time for retention purposes or individual achievement (see additional equity awards (RSUs and 2020/21 PSUs (2-year) granted in 2020 and RSUs granted in 2021) granted to Mr. Hyttenrauch). It also excludes new hire awards, such as sign-on bonuses or one-time equity grants, upon joining the company that are not intended to be recurring (such as the sign-on grant made to Mr. Nambiar in February 2021), that are designed to compensate a new hire for compensation being lost as a result of leaving a prior employer or additional costs of joining the company, or are needed as additional incentive for a new hire to join the company. Equity vesting acceleration upon retirement similarly is not included in target direct compensation. See **pages 41** to **46** for additional details on target direct compensation and any excluded awards.

Compensation

Performance-based compensation – performance by metric

The graphs below show actual company performance versus the corresponding performance targets for the company's performance-based compensation elements.

Presentation notes

- **After initial setting of the targets, there were no COVID-19 related adjustments to the 2021 ACI as the program returned to its typical structure.** The 2020 ACI targets were adjusted in mid-2020 for the unanticipated business impact of the COVID-19 pandemic. **2020 ACI award payout was limited to 85% of target** notwithstanding the company significantly exceeding the COVID-adjusted targets.

- **No adjustment** made to PSU targets notwithstanding the unanticipated business impact of the COVID-19 pandemic, resulting in **zero attainment for the 2020 performance period** for both the 2020/21 PSUs (2-year) and the 2020/22 PSUs (3-year).

- Revenue targets are initially set in constant currency. All targets are initially set assuming no acquisitions beyond those that have been announced by the company at the time of target setting.

- Adjusted income from operations, non-GAAP diluted earnings per share (EPS) and adjusted diluted EPS are not measurements of financial performance prepared in accordance with GAAP. See "Forward-looking statements and non-GAAP financial measures" on **page 71** for more information.

Key

GAAP or market metric Actual company **revenue (GAAP)** and **total shareholder return (TSR)** (market metric)	**Non-GAAP** Actual company **non-GAAP diluted earnings per share (EPS)**	**Adjusted** Actual company **adjusted income from operations** and **adjusted diluted earnings per share (EPS)**

Revenue
(in billions)



- **Strong, consistent revenue growth** is a key company objective
- **Aspirational but achievable targets and significant weighting;** revenue weighting for 2020 and 2021 ACI increased from 50% to 60% as days sales outstanding (DSO) metric, previously weighted 10%, was dropped as a metric in 2020
- For comparability with actual company results, targets presented herein were adjusted to include the impact of foreign currency exchange movements and revenue generated by acquisitions that were announced following the target setting process

Adjusted income from operations
(in millions)



- **Increased profitability** is a key company objective
- **Aspirational but achievable targets and significant weighting**
- For comparability with actual company results, at the end of the year targets were adjusted (as reflected herein) to include the results of acquisitions that were announced following the target setting process and, in 2021, the 2021 class action settlement loss

Non-GAAP / adjusted diluted earnings per share (EPS)



- **Increased profitability** is a key company objective
- **Aspirational but achievable targets**
- **Weighting decreased from 50% to 25% in 2020 w**ith the addition of a relative TSR metric
- **Adjusted diluted EPS utilized for awards granted in 2019, 2020 and 2021** to align with the company's revised non-GAAP financial metric
- For comparability with actual company results, at the end of the year targets were adjusted (as reflected herein) by the results of acquisitions that were announced following the target setting process and, in 2021, the per share impact of the 2021 class action settlement, net of tax

Total shareholder return (TSR) and relative TSR

To **incentivize shareholder return**, absolute TSR and relative TSR were utilized as performance metrics for the PSUs awarded to Mr. Humphries in 2019 upon his joining the company and relative TSR was utilized as a performance metric for all PSU awards granted in 2020 and 2021.

Relative TSR:

Peer Group for Relative TSR on Annual PSUs: S&P 500 Information Technology Index + Additional Competitors (Capgemini, CGI, EPAM Systems, Genpact, HCL, Infosys, Tata Consulting Services and Wipro)

Peer Group for Relative TSR on 2019/23 CEO PSUs (New Hire): S&P 500 Information Technology Index



TSR (absolute):



Performance-based compensation – performance by award

The information below shows the awards granted in 2021 and prior years with performance periods covering 2021.

Presentation notes

- Revenue targets are initially set in constant currency. All targets are initially set assuming no acquisitions beyond those that have been announced by the company at the time of target setting.
- For comparability with actual company results, targets presented herein were adjusted as follows:
  - Revenue targets were adjusted to include the impact of foreign currency exchange movements and revenue generated by acquisitions that were announced following the target setting process
  - Adjusted income from operations and adjusted diluted EPS targets were each adjusted by results generated by acquisitions that were announced following the target setting process and, in 2021, by the impact of the 2021 class action settlement loss
- Target increases in the tables are as initially set by the Compensation Committee and assume no acquisitions beyond those that had been announced at the time of target setting.
- Achieved increases (decreases) reflect the following adjustments:
  - Revenue increase (decrease) achieved is on a constant currency basis and was adjusted to exclude revenue generated by acquisitions that were announced following the target setting process
  - Adjusted income from operations and adjusted diluted EPS increase (decrease) achieved were each adjusted by results generated by acquisitions that were announced following the target setting process and, in 2021, by the impact of the 2021 class action settlement loss
- Adjusted income from operations and adjusted diluted EPS are not measurements of financial performance prepared in accordance with GAAP. See "Forward-looking statements and non-GAAP financial measures" on **page 71** for more information.
- Achievement shown for 2021 ACI applies to corporate leaders; a portion of the business unit leaders' results are impacted by their business unit performance; achievement levels for Mr. Hyttenrauch and Mr. Nambiar were 132% and 124%, respectively.

Performance awards paid in early 2022:

Award	Metric & Weighting	2020	2021	2022	2023

1-year performance period
Award date
2/23/2021
Paid
3/15/2022

Award	Weighting	Metric		Threshold (50% earned)	Target (100% earned)	Maximum (200% earned)	Actual result	Increase Target	Increase Achieved	Achievement (% earned)
2021 ACI	60%	Revenue (in billions)	Target	$17.0	$17.9	$18.8	$18.5	5.6%	9.3%	166%
	40%	Adjusted Income from Operations (in millions)	Target	$2,626	$2,764	$2,902	$2,846	15.3%	18.8%	

2020/21 PSUs
Year 1
Year 2
Year 3
2-year performance period
Award date
3/5/2020
Vest
3/15/2022

Award	Weighting	Metric		Threshold (50% earned)	Target (100% earned)	Maximum (200% earned)	Actual result	Increase (Decrease) Target	Increase (Decrease) Achieved	Component Achievement	Overall Achievement (% earned)
2020/21 PSUs (2-year)	50%	Revenue (in billions)	Year 1	$17.3	$17.6	$18.0	$16.7	3.7%	-2.0%	0%	88.5%
			Year 2	$17.7	$18.0	$18.3	$18.5	5.0%	8.1%	200%	
	25%	Adjusted Diluted EPS	Year 1	$3.89	$4.05	$4.13	$3.42	3.3%	-12.5%	0%	
			Year 2	$3.49	$3.56	$3.63	$4.12	5.0%	21.3%	200%	
	25%	Relative TSR		30th percentile	50th percentile	80th percentile	31.6th percentile			54%	

Peer Group: S&P 500 Information Technology Index + Additional Competitors (Capgemini, Tata Consulting Services, Infosys, Wipro, HCL, CGI, EPAM Systems and Genpact)

Compensation

In addition, the Company had the following PSUs related to prior performance periods and that would have vested and been paid in 2021 or 2022, but did not vest due to 0% achievement:



Award
2018
2019
2020
2021
2022
2019/20 PSUs
Year 1
Year 2
2-year performance period
Award 2/26/2019
1/3rd Vests 7/1/2021
2/3rds Vests 1/1/2022
Did not vest due to 0% achievement
2018/19 PSUs
Year 1
Year 2
2-year performance period
Award 2/26/2018
1/3rd Vests 7/1/2020
2/3rds Vests 1/21/2021
Did not vest due to 0% achievement

PSUs for future payment (awards made through 2021):



Award
Metric & Weighting
2019
2020
2021
2022
2023
Year 1
Year 2
Year 3
3-year performance period
Award date 3/5/2020
Vest 3/15/2023

Award	Metric & Weighting		Threshold (50% earned)	Target (100% earned)	Maximum (200% earned)	Increase (Decrease) Target	Increase (Decrease) Achieved	Achievement (% earned)
2020/22 PSUs (3-year)	50% Revenue (in billions)	Year 1	Actual result: **$16.7** $17.3	$17.6	$18.0	3.7%	-2.0%	0%
		Year 2	$17.7	$18.0	Actual result: **$18.5** $18.3	5.0%	8.1%	200%
		Year 3	Constant currency revenue growth over prior year actual for each year of the performance period is measured separately against a percentage growth target for such year; all percentage growth targets set upfront in February 2020; each year is weighted equally					
	25% Adjusted Diluted EPS	Year 1	Actual result: **$3.42** $3.89	$4.05	$4.13	3.3%	-12.5%	0%
		Year 2	$3.49	$3.56	Actual result: **$4.12** $3.63	5.0%	21.3%	200%
		Year 3	Increase in adjusted EPS over prior year actual for each year of the performance period is measured separately against a percentage increase target for such year; all percentage increase targets set upfront in February 2020; each year is weighted equally					
	25% Relative TSR		30th percentile	50th percentile	80th percentile	Achievement determined after performance period end		
			Peer Group: S&P 500 Information Technology Index + Additional Competitors (Capgemini, Tata Consulting Services, Infosys, Wipro, HCL, CGI, EPAM Systems and Genpact)					

Year 1
Year 2
Year 3
Year 4
4-year performance period
Award date 4/1/2019
Vest 4/1/2023

Award	Metric & Weighting	Threshold (50% earned)	Target (100% earned)	Maximum (200% earned)	Achieved	Overall Achievement (% earned)
2019/23 CEO PSUs (New Hire)	50% Absolute TSR	+25%	+50%	+100%	Achievement determined after performance period end	
	50% Relative TSR	30th percentile	50th percentile	80th percentile	Achievement determined after performance period end	
		Peer Group: S&P 500 Information Technology Index				

Compensation

Award	Metric & Weighting		2019	2020	2021	2022	2023	

Year 1 — Year 2 — Year 3
3-year performance period

Award date 2/23/2021

Vest 3/15/2024

			Threshold (50% earned)	Target (100% earned)	Maximum (200% earned)	Increase		Achievement (% earned)
						Target	Achieved	

2021/23 PSUs (3-year)

50% Revenue (in billions)

Year 1	Actual result: **$18.5**		5.0%	8.1%	**200%**
	$17.7 — $18.0 — $18.3				

Year 2 / Year 3: Constant currency revenue growth over prior year actual for each year of the performance period is measured separately against a percentage growth target for such year; all percentage growth targets set upfront in February 2021; each year is weighted equally

25% Adjusted Diluted EPS

Year 1	Actual result: **$4.12**		13.0%	21.3%	**200%**
	$3.77 — $3.84 — $3.90				

Year 2 / Year 3: Increase in adjusted diluted EPS over prior year actual for each year of the performance period is measured separately against a percentage increase target for such year; all percentage increase targets set upfront in February 2021; each year is weighted equally

25% Relative TSR

30th percentile — 50th percentile — 80th percentile

Achievement determined after performance period end

Peer Group: S&P 500 Information Technology Index + Additional Competitors (Capgemini, Tata Consulting Services, Infosys, Wipro, HCL, CGI, EPAM Systems and Genpact)

Compensation by NEO

This section includes compensation information for and provides an overview of the compensation decisions made with respect to our NEOs.

Three views of compensation

To assist shareholders in understanding the compensation arrangements for our NEOs, we provide the following three views of compensation:

Target Direct Compensation – The Compensation Committee utilizes target direct compensation to review, evaluate and make decisions, typically early in the year, with respect to the compensation of our NEOs. This view is intended to capture the annual compensation that would be delivered to an NEO in a theoretical, steady environment where the same annual compensation was granted in multiple years and the company's performance was at target across all such years. The Compensation Committee believes this view is most appropriate for its decision-making, including evaluation against the compensation practices of comparable companies with which we compete for talent, as it is designed to capture the annual compensation an NEO would be expected to earn, assuming company performance at target, based on the decisions of the Compensation Committee in the year of such decision. Target direct compensation excludes additional cash and equity awards that are made for new hires, retention or other purposes that are not intended to be recurring.

SEC Compensation – The SEC compensation view summarizes the compensation of an NEO consistent with the compensation calculated in accordance with SEC rules and set out in the "2021 Summary compensation table" on **page 51.** The SEC compensation view reflects the actual base salary and ACI earned by an NEO in a given year, any cash bonuses, the grant date fair value of all RSUs and PSUs granted in a given year (including equity awards that are made for new hires, retention or other purposes) and all other compensation, including perquisites, required to be reported under SEC rules. SEC compensation includes several items for which the NEOs do not actually receive the amounts during the year, such as equity grants that may not vest for several years (or at all). It also excludes items that may be paid during the year, but that are attributable to prior years. As such, the SEC compensation may differ substantially from the compensation actually realized by our NEOs.

Realized Compensation – To supplement the SEC-required disclosure, we provide a realized compensation view that is designed to capture the compensation actually received by an NEO in a given year. We calculate realized compensation by using the reported W-2 income for an NEO (or, in the case of NEOs who are not resident in the U.S., the comparable information as if they had received a W-2) for a given year and substituting the actual ACI paid in such

	Target Direct Compensation	SEC Compensation	Realized Compensation
Other		All other compensation as required by SEC rules, including sign-on bonuses upon joining the company and perquisites	All other reported W-2 income
Non-Qualified Deferred Compensation		**Nambiar only:** change in value during the year of the post-employment benefit payable under the India Gratuity Plan	**Nambiar only:** change in value during the year of the post-employment benefit payable under the India Gratuity Plan
Bonus		**Nambiar only:** Pro-rated portion of sign-on bonus and cash in light of delay of equity grants	**Nambiar only:** Pro-rated portion of sign-on bonus and cash in light of delay of equity grants
RSUs	Grant date fair value of the RSUs targeted to vest each year, excluding additional awards	Grant date fair value of the RSUs granted during the year	Actual value as of the vesting date of RSUs that vested during the year
PSUs	Target value of the PSUs to vest each year, excluding additional awards	Grant date fair value of the PSUs granted during the year, calculated with respect to relative TSR as an award with a "market condition" under applicable accounting rules	Actual value as of the vesting date of PSUs that vested during the year
ACI	Target ACI for the year	Actual ACI earned for the year	Actual ACI earned for the year
Base Salary	Target base salary for the year (generally equal to actual base salary)	Actual base salary for the year (and, for Mr. Kim, cash paid in lieu of unused vacation)	Actual base salary for the year

year (which relates to the prior year given such incentives are paid in the first quarter of the following year) with the ACI earned for such year. Realized compensation is not a substitute for the amounts reported as SEC compensation.

The table above summarizes the manner in which the various compensation elements for a given year are included in target direct compensation, SEC compensation and realized compensation. See Executive Compensation Tables beginning on **page 51** for additional information regarding these items.

Compensation



Brian Humphries
CEO

Age
48

Education
University of Ulster, Northern Ireland - B.A.

Cognizant Tenure
3 years

Key responsibilities and career highlights

Mr. Humphries joined Cognizant as our CEO on April 1, 2019. In his role as CEO, Mr. Humphries sets the company's strategic direction, promotes the company's client-first culture and focuses on ensuring the company's sustainable growth and driving long-term shareholder value. Prior to joining Cognizant, he was CEO of Vodafone Business where he was responsible for the strategy, solution development, sales, marketing, partnerships and commercial and financial success of Vodafone Business, a division of Vodafone Group, one of the world's largest telecommunications companies. Vodafone Business accounted for nearly a third of Vodafone Group's service revenue, with approximately €12 billion in sales globally, during Mr. Humphries' tenure as CEO. Prior to Vodafone, Mr. Humphries held a variety of executive roles at technology companies Dell Technologies and Hewlett-Packard.

Committee assessment and target direct compensation

The Compensation Committee, at its meeting in February 2021, evaluated Mr. Humphries' performance during 2020 and the prior year and the compensation information provided by Pay Governance for CEOs in the company's peer group. The Compensation Committee considered his performance as CEO in 2020, the company's growth and transformation initiatives and strategic priorities, and the compensation information for CEOs in the peer group for 2021 (see "Peer group review" on **page 33**). Based on these considerations, the Compensation Committee determined that his target direct compensation for 2021 should be increased to approximately $17,700,000 (31% increase vs. 2020) to reflect performance in his second year as CEO and compensation trends for CEOs in the peer group.

The specific components of Mr. Humphries' 2021 target direct compensation were as follows: (i) base salary of £925,000 (approximately $1,230,000; a 16% increase vs. 2020), (ii) ACI target of 2x base salary (£1,850,000, or approximately $2,460,000; a 16% increase vs. 2020), (iii) PSUs of $8,400,000 (35% increase vs. 2020) and (iv) RSUs of $5,600,000 (35% increase vs. 2020). The 2021/23 PSUs granted in 2021 had the same metrics, targets and performance period as such PSUs granted to the other NEOs, as compared to the 2019/23 CEO PSUs (New Hire) granted in 2019 that were specific to him. These increases reflect the assessment of Mr. Humphries' accomplishments in aligning the Company behind a clear purpose and vision, investing in ESG, enhancing diversity and inclusion initiatives, refreshing the leadership team, reinvigorating the Company's commercial momentum, and investing in the future, both organically and through a clearly defined acquisition strategy. In addition, Mr. Humphries led the company through a ransomware attack and began executing a significant investment strategy to bolster and modernize the company's IT and security infrastructure. This leadership and growth strategy allowed the company to reach $18.5 billion in revenue and return $1.3 billion to shareholders through share repurchases and dividends in 2021.

SEC compensation

Mr. Humphries' SEC compensation in 2021 was higher than in 2020 primarily due to the increase in his base salary (and corresponding impact on ACI), the payment of his 2021 ACI award at 166.1% of target (compared to 2020 when the payment was 85% of target), the inclusion of PSUs to vest in future years, and the grant of PSUs and RSUs with higher target values (and therefore higher fair market values on the date of grant).

The grant date fair value of the PSUs required to be included in 2020 and 2021 SEC compensation is slightly higher than the target award value due to the relative TSR component being an award with a "market condition" under applicable accounting rules.

Realized compensation

In 2021, Mr. Humphries' realized compensation remained lower than his target direct compensation primarily because his 2021 PSU and RSU grants are much higher in value than his prior awards, but are largely expected to vest in future periods. His realized compensation for 2020 was substantially lower than his target direct compensation as all of the PSU awards made in 2019 and 2020 are expected to vest in future periods. His 2021 realized compensation consisted principally of his base salary, 2021 ACI award payout at 166.1% of target and quarterly vestings of RSUs in the aggregate amount of approximately $4,304,500. In 2020, a portion of his realized compensation came from the vesting of buy-out awards [] granted upon joining the company.

Certain numbers shown in the graphs above were converted to US$ based on a £1 = $1.28 exchange rate, the twelve-month average for fiscal year 2020 and a £1 = $1.33 exchange rate, the twelve-month average for fiscal year 2021.



Jan Siegmund
CFO

Age	Cognizant Tenure	Public Company
57	**2 years**	Boards
		The Western Union
		Company (WU)

Education
Technical University Karlsuhe - M.A.
University of California, Santa Barbara - M.A.
Technical University of Dresden, Germany - Doctorate



Key responsibilities and career highlights
Mr. Siegmund leads the company's worldwide financial planning and analysis, accounting and controllership, tax, treasury and internal audit functions. He also oversees corporate development, investor relations and enterprise risk management. Prior to joining Cognizant in September 2020, he was the CFO for Automatic Data Processing (ADP), a $14 billion in annual revenue global human capital management technology and services provider. He began his career at McKinsey & Company.

Committee assessment and target direct compensation
Mr. Siegmund was selected by the Board to serve as the company's CFO based on his extensive financial experience as a senior executive in the technology sector. In connection with his appointment as CFO, the Compensation Committee reviewed and approved his compensation arrangements after considering compensation information provided by Pay Governance for CFOs in the company's peer group (see "Peer group review" on **page 33**) and other information on compensation arrangements for new CFOs. The Compensation Committee, at its meeting in February 2021, evaluated Mr. Siegmund's performance during 2020 and the updated information provided by Pay Governance for CFOs in the company's peer group. The Compensation Committee considered his performance as CFO, along with his relatively short tenure with the company, and determined that his target direct compensation for 2021 should remain consistent with a target annual amount of $6,100,000 (although the amount shown for 2020 was lower due to pro-ration because his employment with the Company began in September 2020).

The specific components of Mr. Siegmund's 2021 target direct compensation were as follows (with each such component being consistent with his 2020 target direct compensation on an annualized basis: (i) base salary of $800,000, (ii) ACI target of 1x base salary ($800,000), (iii) PSUs of $2,250,000 and (iv) RSUs of $2,250,000.

SEC compensation
Mr. Siegmund's 2021 SEC compensation was slightly higher than his target direct compensation, primarily due to Company's performance resulting in a 2021 ACI award payout at 166.1% of target. Mr. Siegmund's 2020 SEC compensation was substantially higher than his target direct compensation as it included the full grant date fair value of $3,375,000 in RSUs for his initial grant to achieve the target direct compensation of $2,250,000 in RSUs on an annual grant cycle. His 2020 SEC compensation also included the additional $1,500,000 in RSUs provided for by his offer letter as a sign-on award ▨. The grant date fair value of the PSUs required to be included in 2020 and 2021 SEC compensation is slightly higher than the target award value in target direct compensation due to the relative TSR component being an award with a "market condition" under applicable accounting rules. As he joined the company in September 2020, the offer letter provided him a prorated 2020 ACI award payout at target (such amount shown for 2020 in the Summary compensation table on **page 51** as "Bonus" due to the guaranteed level of 2020 payout under the offer letter).

Realized compensation
Mr. Siegmund's realized compensation was lower than his target direct compensation primarily because the performance period for his initial PSU grant has not yet been completed. His 2021 realized compensation consisted principally of his base salary, 2021 ACI award payout at 166.1% of target and quarterly vestings of RSUs in the aggregate amount of approximately $3,066,500. In 2020, his realized compensation consisted principally of his prorated base salary, prorated 2020 ACI award payout at target and one quarter's vesting of RSUs, of which $663,000 was from vesting of his RSU sign-on award ▨.





Gregory Hyttenrauch
EVP and President, Americas

Age
54

Education
Royal Military College of Canada - B.S.
University of Ottawa – M.B.A.

Cognizant Tenure
2 years

Key responsibilities and career highlights

Mr. Hyttenrauch has served as our Executive Vice President and President, North America since January 2021. In April 2022, we expanded the scope of the North America business unit to include Latin America, with the combined organization referred to as Cognizant Americas. Prior to 2021, Mr. Hyttenrauch served as our Executive Vice President and President, Cognizant Digital Systems & Technology from December 2019 to January 2021. Prior to joining Cognizant, he served as Director, Global Cloud and Security Services for Vodafone from October 2015 to November 2019. Prior to Vodafone, Mr. Hyttenrauch held a variety of senior leadership positions at Capgemini, CSC and EDS.

Committee assessment and target direct compensation

Mr. Hyttenrauch was selected by the Board to serve as the company's EVP and President, North America based on his extensive operating experience in technology consulting, telecommunications and similar industries. The Compensation Committee originally set Mr. Hyttenrauch's compensation for his role as the company's EVP and President, Cognizant Digital Systems and Technology. The Compensation Committee, at its meeting in February 2021, evaluated Mr. Hyttenrauch's performance during 2020 and considered the new role assumed by Mr. Hyttenrauch in January 2021, the company's growth and transformation initiatives and strategic priorities, and the compensation information provided by Pay Governance for executives with similar responsibilities based on a size and industry-appropriate peer group and market data, including compensation information for executives at other companies with similar responsibilities and companies in the company's peer group for 2021 (see "Peer group review " on **page 33**). Based on these considerations, the Compensation Committee determined that Mr. Hyttenrauch's target direct compensation for 2021 be set at approximately $3,600,000.

The specific components of Mr. Hyttenrauch's 2021 target direct compensation were as follows: (i) base salary of £487,000 (approximately $648,000), (ii) ACI target of 1x base salary (£487,000 or approximately $648,000), (iii) PSUs of $1,150,000 and (iv) RSUs of $1,150,000. His ACI award was based 40% on the overall company ACI metrics and targets like the other NEOs, with the remaining 60% based on metrics and targets specific to the North American business unit: (i) 35% based on constant currency revenue growth of the business unit and (ii) 25% based on business unit profit.

Also in February 2021, the Compensation Committee granted an additional equity award due to the additional efforts required of Mr. Hyttenrauch during the ongoing changes in company leadership and transformation initiatives underway and retention considerations. As such, the Compensation Committee approved an additional $1,000,000 of RSUs ▨, which amount is not included in target direct compensation.

SEC compensation

Mr. Hyttenrauch's SEC compensation was substantially higher than his target direct compensation primarily due to the inclusion of the full grant date value of additional equity award of $1,000,000 in RSUs ▨ not included in target direct compensation, as well as the 2021 ACI award payout at approximately 132% of target as a result of the Company's and the North American business unit's 2021 performance. The grant date fair value of the PSUs required to be included in 2021 SEC compensation is slightly higher than target in the actual award granted due to the relative TSR component being an award with a "market condition" under applicable accounting rules.

Realized compensation

The PSUs component of Mr. Hyttenrauch's realized compensation was lower than his target direct compensation primarily because the performance criteria for the 2019/20 PSU grant planned for vesting in 2021 was not satisfied and the payout was $0. This, however, was offset by other sign-on and additional RSUs vesting from grants made in prior years. His 2021 realized compensation consisted principally of his base salary, 2021 ACI award payout at 132% of target, and quarterly vestings of RSUs in the aggregate amount of approximately $1,982,000.

Certain numbers shown in the graphs above were converted to US$ based on a £1 = $1.33 exchange rate, the twelve-month average for fiscal year 2021.



Target Direct Compensation | **SEC Compensation** | **Realized Compensation**
(in thousands)

Other — $4,710 — 3% $145
$3,596 — SEC 40% $1,900 — Realized $3,629 / 4% $145
RSUs 32% $1,150 — 55% $1,982
PSUs 32% $1,150 — 25% $1,163
ACI 18% $648 — 18% $854 — 24% $854
Base Salary 18% $648 — 14% $648 — 18% $648

2021 — 2021 — 2021

Compensation



John Kim

EVP, General Counsel, Chief Corporate Affairs Officer and Secretary

Age
54

Education
Columbia University – B.A.
Cornell Law School – J.D.

Cognizant Tenure
2 years

Key responsibilities and career highlights

Mr. Kim has been our Executive Vice President, General Counsel, Chief Corporate Affairs Officer and Secretary since March 2021. In this role, he leads the company's legal, compliance, corporate affairs and company secretary functions. From November 2019 to March 2021, he served as Senior Vice President and Deputy General Counsel, Global Commercial Contracts and was the global legal executive responsible for Cognizant's commercial engagements. Prior to joining Cognizant, he served as Global Head of Big Deals at Capgemini, U.S. Counsel for WNS Global Services and General Counsel for Travelport, a leading travel technology company, as well as a number of technology service companies.

Committee assessment and target direct compensation

Mr. Kim was selected by the Board to serve as the company's EVP, General Counsel, Chief Corporate Affairs Officer and Secretary based on his extensive legal experience in the technology industry. In late March 2021, the Compensation Committee evaluated Mr. Kim's performance in his prior role, qualifications and experience, and compensation information provided by Pay Governance for executives with similar responsibilities based on a size and industry appropriate peer group and market data, including compensation information for executives at other companies with similar responsibilities, including companies in the company's peer group for 2021 (see "Peer group review" on **page 33**). Based on these considerations, the Compensation Committee determined that Mr. Kim's target direct compensation for 2021 be set at $3,275,000 (retroactive to January 1, 2021).

The specific components of Mr. Kim's 2021 target direct compensation were as follows: (i) base salary of $650,000, (ii) ACI target of 1x base salary ($650,000), (iii) PSUs of $1,000,000 and (iv) RSUs of $975,000. However, in order for Mr. Kim's annual realized equity awards to reach targeted levels quickly, he was awarded an aggregate of $1,650,000 RSUs in connection with his annual and promotion grants.

SEC compensation

Mr. Kim's SEC compensation was substantially higher than his target direct compensation primarily due to the inclusion of the full grant date fair value of an aggregate of $1,650,000 in RSUs granted to achieve the target direct compensation $975,000 in RSUs on an annual grant cycle. His 2021 SEC compensation was also impacted by the 2021 ACI award payout at 166.1% of target as a result of the Company's 2021 performance. For SEC compensation purposes, Mr. Kim's salary includes $4,615 of cash paid in lieu of unused vacation (a one-time benefit provided to employees in 2021 in light of the COVID-19 pandemic). The grant date fair value of the PSUs required to be included in 2021 SEC compensation is slightly higher than the target award value due to the relative TSR component being an award with a "market condition" under applicable accounting rules.

Realized compensation

Mr. Kim's realized compensation was substantially lower than his target direct compensation primarily because the performance period for his initial PSU grant has not yet been completed. In addition, as an Executive Vice President, his 2021 PSU and RSU grants are higher in value than the amount that vested in 2021 under his prior years' RSU awards. For purposes of realized compensation, the cash paid in lieu of unused vacation was included in "Other". His realized compensation consisted principally of his base salary, his 2021 ACI award payout at 166.1% of target, and quarterly vestings of RSUs in the aggregate amount of approximately $818,000.





Rajesh Nambiar

EVP and President, Digital Business and Technology and Chairman, Cognizant India

Age
54

Education
Indian Statistical Institute in Kolkata – Master's Degree
Harvard Business School's Advanced Management Program – Graduate

Cognizant Tenure
1 year

Key responsibilities and career highlights

Mr. Nambiar has been our Executive Vice President and President of Digital Business and Technology (DB&T) since June 2021 and our Chairman, Cognizant India since joining Cognizant in November 2020. In his role as President of DB&T he brings together a compelling technology vision, strategy, roadmap, capabilities, solutions, partnerships and subject matter expertise into a single integrated business unit that runs all of the IT services for Cognizant. As Chairman of Cognizant India, he leads our India associates and enhances relationships with the government, key policy-making bodies and the Indian media. Prior to joining Cognizant in November 2020, Mr. Nambiar served as Chairman and President of Ciena India, a leading network solutions partner; IBM, where he led the Application Services practice and served as IBM's Global Delivery Leader; and led the eastern region in the US and spent over 18 years at Tata Consultancy Services.

Committee assessment and target direct compensation

Mr. Nambiar was selected by the Board to serve as the company's EVP and President, Digital Business and Technology based on his extensive operating experience in digital technology consulting and operations. In connection to his promotion in June 2021, the Compensation Committee evaluated Mr. Nambiar's prior performance and considered the new role being assumed by Mr. Nambiar, the company's growth and transformation initiatives and strategic priorities, and the compensation information provided by Pay Governance for executives with similar responsibilities based on a size and industry-appropriate peer group and market data, including compensation information for executives at other companies with similar responsibilities and companies in the company's peer group for 2021 (see "Peer group review" on **page 33**). Based on these considerations, the Compensation Committee determined that Mr. Nambiar's target direct compensation for 2021 be set at approximately $3,200,000 (although base salary and ACI amounts were pro-rated for 2021).

The specific components of Mr. Nambiar's 2021 target direct compensation were as follows: (i) base salary of ₹43,824,000 (approximately $600,000 inclusive of the Company's 12% matching contribution to the India Provident Fund; for 2021, the base salary was prorated to approximately $519,000 plus a $22,775 Company matching contribution to the India Provident Fund), (ii) ACI target of 1x base salary (₹43,824,000 or approximately $600,000, which was prorated to approximately $519,000* for 2021), (iii) PSUs of $1,000,000 and (iv) RSUs of $1,000,000. In addition, in order for Mr. Nambiar's annual realized equity awards to reach targeted levels quickly, he was awarded $437,500 RSUs in connection with his promotion.

Approximately 42% of Mr. Nambiar's 2021 ACI award (representing the period from January 1 to June 4 when he assumed his current role) was based on the overall company ACI metrics and targets. The remainder of his ACI award was based 40% on the overall company ACI metrics and targets, with the remaining 60% based on metrics and targets specific to the Digital Business and Technology business unit: (i) 35% based on constant currency revenue growth of the business unit and (ii) 25% based on business unit profit.

In February 2021, the Compensation Committee also granted an additional $2,250,000 of RSUs , which amount reflected a sign-on award included in his late 2020 offer letter that was delayed until February of 2021.

SEC compensation

Mr. Nambiar's SEC compensation was substantially higher than his target direct compensation primarily due to the inclusion of the full grant date fair value of the sign-on equity award of $2,250,000 in RSUs not included in target direct compensation, the receipt of a portion of his sign-on award (as agreed to in his late 2020 offer letter) in the amount of ₹7,344,000 (or approximately $97,500) and a cash payment of ₹27,412,500 (or approximately $363,600) to compensate for a delay in the timing of equity grants contemplated in connection with his acceptance of employment. Mr. Nambiar's PSUs granted in February and June of 2021 have differing accounting treatment related to "market condition" under applicable accounting rules, with the net impact being a slight decrease in the fair market value of the PSU awards.

Realized compensation

The PSUs component of Mr. Nambiar's realized compensation was lower than his target direct compensation primarily because the performance period for his initial PSU grants had not elapsed for the awards to vest in 2021. This, however, was offset by additional RSUs vesting from grants made in 2021, the receipt of a portion of his sign-on bonus in the amount of approximately $97,500 and a cash payment of approximately $363,600 to compensate for a delay in the timing of equity grants contemplated in connection with acceptance of employment. His 2021 realized compensation consisted principally of his base salary, 2021 ACI award payout at approximately 124%* of target (based on the Company's and the Digital Business and Technology business unit's 2021 performance), and quarterly vestings of RSUs in the aggregate amount of approximately $1,334,000.

*   In India, ACI is calculated using the base salary amount including the 12% matching contribution to the India Provident Fund. However, such a matching contribution is not required to be made on the ACI payment. For comparability to our other NEOs, Mr. Nambiar's ACI is shown as being calculated based on the actual 88% of his base salary that he received and the percentage payout is shown accordingly throughout this proxy statement. If it had been shown based on the full base salary including the matching contribution, his 2021 ACI payout percentage would have been 119%.



Certain numbers shown in the graphs above were converted to US$ based on an approximately ₹1 = $0.013 exchange rate, the twelve-month average for fiscal year 2021.

Other elements of compensation

Broad-based programs

Our executive officers are eligible to participate in our broad-based medical, dental, vision, life and accidental death insurance programs.

Our U.S.-based executive officers are additionally eligible to participate in our 401(k) savings plan, 2004 Employee Stock Purchase Plan (as amended and restated, the "ESPP"), and the Cognizant Technology Solutions Supplemental Retirement Plan (the "CSRP") on the same basis as other U.S.-based employees (or executives in the case of the CSRP) generally. Under the 401(k) savings plan, we match employee contributions at the rate of 50% for each dollar contributed during each pay period, up to the first 6% of eligible compensation contributed during each pay period, subject to applicable U.S. Internal Revenue Service ("IRS") limits. The matching contributions vest immediately.

Our U.S.-based executive officers who are subject to contribution restrictions under our 401(k) savings plan due to statutory limits that apply to highly-compensated employees are eligible to participate in the CSRP on the same basis as other U.S.-based employees generally. The CSRP is a nonqualified savings plan in which the employee's contributions are made on a post-tax basis to an individually owned, portable and flexible retirement plan held with a life insurance company. The CSRP works alongside established qualified retirement plans such as our 401(k) savings plan or can be the basis for a long-term stand-alone retirement savings plan. We provide a fully vested incentive match (taxable as current compensation at the time of the match) following the same formula as our 401(k) savings plan. Because the CSRP is not subject to the same IRS non-discrimination rules as our 401(k) savings plan, employees that face limitations on their 401(k) contributions due to these rules can avail themselves of the CSRP without forgoing the company match. Although there is a limit in the amount of employer contributions, there is no limit to the amount an employee may contribute to the CSRP, and it can be used in concert with other retirement strategies that may be available outside of the company. The CSRP allows participants to choose between a tax-deferred variable retirement annuity and a variable (equity investment) life insurance plan. Both the annuity and the life insurance plan offer the ability to exchange the policy for a guaranteed retirement income that cannot be outlived. The CSRP also offers a range of investment options for the executive to choose from, as well as managed portfolios (similar to those offered in most 401(k) plans).

Our U.K.-based executive officers are eligible to participate in our U.K. group personal pension plan on the same basis as other U.K.-based employees generally. Under this plan, we match employee contributions of up to 10% of eligible salary (depending on the employee's job grade), subject to applicable statutory annual allowance limits. For any excess pension contributions over the annual allowance limits, which an employee is eligible for under the terms of such employee's contract of employment, such employee is paid such contribution value as a cash allowance, subject to applicable tax law.

Our India-based executive officers are eligible to participate in our broad-based medical insurance, life and accidental death insurance, as well as in the India Provident Fund and India Gratuity Plan, which are statutory benefit programs, on the same basis as all other regular Indian-based employees generally. Under the India Provident Fund, we make a matching contribution equal to 12% of the employee's "basic" salary, which is a component of the employee's total salary. This contribution immediately vests. The India Gratuity Plan provides for a lump-sum payment, based on number of years of service, to an employee upon termination of employment from the company.

The 401(k) savings plan, CSRP, U.K. group personal pension plan, India Provident Plan, India Gratuity Plan and other generally available benefit programs allow us to remain competitive for employee talent. We believe that the availability of the aforementioned broad-based benefit programs generally enhances employee morale and loyalty.

RETIREMENT, DEATH AND DISABILITY POLICY

Our executive officers and certain other senior employees are eligible to participate in our retirement, death and disability policy, which was developed by the Compensation Committee in 2020 with reference to the practices of peer group companies and with the advice of Pay Governance.

Eligibility	All employees at the vice president level and above
Retirement	Voluntary retirement upon: • At least **55 years** of age; and • At least **10 years** of service
Benefits	**RSUs** continue to settle on the originally scheduled vesting dates following departure (except in the event of (i) death, in which case the vesting and payment of RSUs accelerate and become immediately vested) to the time of death, or (ii) disability, in which case RSUs eligible for the policy (as described below) settle on the originally scheduled vesting dates following departure and RSUs ineligible for the policy settle at the time of disability • Applies only to equity awards made on or after the adoption of the policy and at least 6 months before the individual's retirement date PSU awards are prorated based on the portion of the performance measurement period during which the individual was employed before retirement, death or disability (actual performance continues to be assessed on the full original performance measurement period) **ACI / annual bonus** at the achieved level for the year during which the departure occurs for departures on or after July 1 of the year (prorated for portion of the year served) or for the prior year (if unpaid at the time of departure) Company-paid **health benefits** for a period of time following retirement or a departure due to disability • Executive vice president or above 18 months • Senior vice president 12 months • Vice president 6 months
Additional Conditions	3 months notice before retirement to allow for succession planning, execution of a release and compliance with non-competition and non-solicitation restrictions (subject to administrator discretion and where permitted by law)

Compensation

Supplemental retirement programs

We do not have any nonqualified deferred compensation programs, pension plans or pre-tax supplemental executive retirement plans for our NEOs, except for the CSRP, which is designed for certain employees whose participation in our 401(k) savings plan is limited by IRS regulations and described under "Broad-based programs" on **page 47**.

Perquisites

We seek to maintain an egalitarian culture in our facilities and operations. The company's philosophy is to provide a minimal number of personal benefits and perquisites to its executives and generally only when such benefits have a strong business purpose.

We incur expenses to ensure that our employees, including our executive officers, are accessible to us and our customers at all times and to promote our commitment to provide our employees and executives with the necessary resources and technology to allow them to operate "around the clock" in a "virtual office" environment. However, we do not view these expenses as executive perquisites because they are essential to the efficient performance of executives' duties and are comparable to the benefits provided to a broad-based group of our employees. We also provide personal security services to certain of our executive officers where we believe the provision of such services is in the interest of the company, and we may reimburse executives for approved travel expenses where an immediate family member accompanies an executive to attend a business function at which such family member is generally expected to attend. In addition, the company provides Mr. Humphries with a corporate apartment in New York as a result of his frequent travel to our New York office and provides Mr. Hyttenrauch with a corporate apartment in New York as a result of his expatriate assignment in our New York office.

Company policies impacting compensation

Executive stock ownership guidelines



CEO

6x
**annual
base salary**

Base salary 1x

OTHER NEOs

4x
**annual
base salary**

Base salary 1x

Our stock ownership guidelines are designed to further align the interests of our NEOs with those of our shareholders. Under the guidelines, each NEO is required over time to hold a number of shares with a value equal to the applicable multiple of annual base salary. The annual base salary and stock price utilized in the calculation is the annual base salary and stock price applicable as of the date an individual becomes an NEO. Compliance is required within five years of an officer becoming an NEO, subject to limited exceptions for hardship or other personal circumstances as determined by the Compensation Committee. As of April 5, 2022, none of our NEOs had yet reached their five-year deadline for compliance with the stock ownership guidelines; however, Mr. Humphries already held sufficient shares to be in compliance with our stock ownership guidelines.

Hedging, short sale, margin account and pledging prohibitions
Our insider trading policies include the following prohibitions:

✕ **No Hedging or Speculation**	All of the company's directors, executive officers and other employees are prohibited from purchasing or selling puts, calls and other derivative securities of the company or any other derivative security that provides the equivalent of ownership of any of the company's securities or an opportunity, directly or indirectly, to profit from the change in value of the company's securities.
✕ **No Short Sales**	All of the company's directors, executive officers and other employees are prohibited from engaging in short sales of company securities, preventing such persons from profiting from a decline in the trading price of the company's common stock.
✕ **No Margin Accounts**	All of the company's directors, executive officers and other employees are prohibited from using company securities as collateral in a margin account.
✕ **No Pledging**	All of the company's directors, executive officers and other employees are prohibited from pledging company securities as collateral for a loan, or modifying an existing pledge.

Clawback policy

We maintain a clawback policy, which applies to all NEOs and certain other members of management.

When Clawback Policy May Apply	Compensation Subject to Clawback
Company is required to prepare an **accounting restatement** due to material noncompliance by the company with any financial reporting requirement under the securities laws that is caused directly or indirectly by any current or former employee's gross negligence, willful fraud or failure to act that affects the performance measures or the payment, award or value of any compensation that is based in whole or in part on the achievement of financial results by the company ("incentive compensation")	Incentive compensation actually received during the preceding three years less amount that would have been received based on restated financial results
...and to the extent the restatement is caused by an **employee's willful fraud or intentional manipulation of performance measures** that affects incentive compensation, for such employee...	Same as above, but clawback may cover the entire period the employee was subject to the clawback policy
Employee **engages in illegal or improper conduct** that causes significant financial or reputational harm to the company	Any portion of incentive compensation
Employee **has knowledge of and fails to report to the Board** the conduct of any other employee or agent of the company who engages in any of the conduct described above	Any portion of incentive compensation
Employee is **grossly negligent in fulfilling his or her supervisory responsibilities** to prevent any employee or agent of the company from engaging in any of the conduct described above	Any portion of incentive compensation

Equity grant practices

The Compensation Committee or the Board approves the grant of stock-based equity awards, such as PSUs and RSUs, at its regularly scheduled meetings or by written consent (to be effective on the date of the meeting or receipt of all signed consents, or a later date). In addition, the Compensation Committee has authorized, subject to various limitations, a committee comprised of members of the executive management team to grant stock-based equity awards to certain newly hired and existing employees (including in certain cases employees hired through acquisitions), excluding executive officers and certain other senior employees. None of the Board, Compensation Committee, or executive management team committee engage in any market timing with regards to the stock-based equity awards made to executive officers or other award recipients. It is the company's policy that all stock option grants, whether made by the Board, the Compensation Committee or the executive committee, have an exercise price per share equal to the fair market value of our common stock based on the closing market price per share on the grant date.

Risk assessment

The Compensation Committee believes that its approach to goal setting and setting of targets with payouts at multiple levels of performance assists in mitigating excessive risk-taking that could harm the company's value or reward poor judgment by executives. Several features of the company's compensation program reflect sound risk management practices. Notably, the Compensation Committee believes compensation has been allocated among cash and equity and short and long-term compensation elements in such a way as to not encourage excessive risk-taking, but rather to reward meeting strategic company goals that enhance shareholder value. In addition, the Compensation Committee believes that the mix of equity award instruments used under the company's long-term incentive program (full value awards as well as the multi-year vesting of the equity awards) also minimize excessive risk-taking that might lead to short-term returns at the expense of long-term value creation. We also set stock ownership guidelines for our NEOs to help mitigate potential compensation risk (see **page 48**). Additionally, prior to determining the performance by the company against the targets for performance-based compensation (ACI and PSUs), the Compensation Committee adjusts the targets for the impact of acquisitions completed during the performance period in order to discourage excessive risk-taking with respect to M&A transactions. In sum, the Compensation Committee believes that the company's compensation policies do not create risks that are reasonably likely to have a material adverse effect on the company.

Tax considerations – deductibility of executive compensation

U.S. Internal Revenue Code ("IRC") Section 162(m) imposes a $1 million annual limit on the amount that a public company may deduct for compensation paid to covered employees, which generally includes all current and certain former NEOs (2017 and later), who are employed as of the end of the year. As such, any compensation in excess of the $1 million annual limit that we may pay to a covered employee is not deductible.

Severance benefits

We have entered into executive employment and non-disclosure, non-competition and invention assignment agreements (collectively, the "Employment Agreements") with each of Mr. Humphries, Mr. Siegmund, Mr. Hyttenrauch and Mr. Kim under which certain payments and benefits would be provided should the NEO's employment terminate under certain circumstances, including in connection with a change in control (see **page 60**). We believe that the Employment Agreements achieve two important goals crucial to our long-term financial success, namely, the long-term retention of our NEOs and their commitment to the attainment of our strategic objectives. These agreements will allow our NEOs to continue to focus their attention on our business operations and strategic plans without undue concern over their own financial situations during periods when substantial disruptions and distractions, including a potential change in control, might otherwise prevail. We believe that these severance packages are fair and reasonable in light of market practices for executives of a similar level of experience as our NEOs, the level of dedication and commitment of our NEOs, the contributions our NEOs have made to our growth and financial success and the value we expect to receive from retaining the continued services of our NEOs, including during challenging transition periods following a change in control.

> **NO TAX GROSS-UPS ON SEVERANCE BENEFITS**
> None of the NEOs is entitled to any tax gross-up payments for any tax liability they incur with respect to severance benefits or other change in control-related payments. The material terms of the NEOs' Employment Agreements and post-employment compensation are described in "Potential payments Upon termination or change in control" starting on **page 60**.

Compensation Committee report

The Compensation Committee has furnished the report set forth below. The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

To the Board of Directors of Cognizant Technology Solutions Corporation:

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth in the company's proxy statement for the 2022 annual meeting of shareholders. The Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in such proxy statement for filing with the Securities and Exchange Commission and incorporated by reference into the company's Annual Report on Form 10-K for the year ended December 31, 2021.

By the Compensation Committee of the Board of Directors of Cognizant Technology Solutions Corporation

    

VINITA BALI   **ARCHANA DESKUS**   **LEO S. MACKAY, JR.**   **MICHAEL PATSALOS-FOX**   **JOSEPH M. VELLI**

Executive compensation tables

2021 Summary compensation table

The following 2021 Summary Compensation Table provides certain summary information concerning the compensation earned for services rendered in all capacities to us and our subsidiaries for the years ended December 31, 2019, 2020 and 2021 by our CEO, CFO and each of our three other most highly compensated executive officers who were serving as executive officers at the end of the 2021 fiscal year (collectively, the "NEOs"). No executive officers who would have otherwise been includable in such table on the basis of total compensation for the 2020 fiscal year have been excluded by reason of their termination of employment or change in executive status during that year.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Non-Equity Incentive Plan Comp.	Nonqualified Deferred Compensation Earnings	All Other Comp.	SEC Total
Brian Humphries CEO	2021	$1,230,262	—	$14,097,855	$4,086,930	—	$272,238	$19,687,285
	2020	$1,026,681	—	$10,692,541	$1,745,358	—	$343,360	$13,807,940
	2019	$ 769,649	$4,000,000	$10,346,672	$ 658,819	—	$182,862	$15,958,002
Jan Siegmund CFO	2021	$ 800,000	—	$ 4,526,144	$1,328,800	—	—	$ 6,654,944
	2020	$ 266,667	$ 266,667	$ 5,656,360	—	—	—	$ 6,189,694
Gregory Hyttenrauch EVP & President, Americas	2021	$ 647,716	—	$ 3,063,295	$ 854,338	—	$145,394	$ 4,710,743
John Kim EVP, General Counsel, Chief Corporate Affairs Officer & Secretary	2021	$ 654,615	—	$ 2,671,429	$1,079,650	—	$ 8,700	$ 4,414,394
Rajesh Nambiar EVP & President, Digital Business and Technology and Chairman, Cognizant India	2021	$ 519,269	$ 97,409	$ 5,181,630	$ 643,406	$10,176	$386,366	$ 6,838,256

Year. Under applicable SEC rules, we have excluded compensation for Mr. Siegmund prior to 2020 and for Mr. Hyttenrauch, Mr. Kim and Mr. Nambiar for years prior to 2021, as they were not NEOs during those years. The effective date for each of Mr. Hyttenrauch, Mr. Kim and Mr. Nambiar commencing in their current roles was January 1, 2021, January 1, 2021 and June 4, 2021, respectively, and each became an NEO during 2021.

Salary. Salaries are paid in the local currency of the resident jurisdiction of each NEO. The local currency for Mr. Siegmund and Mr. Kim is US$. For purposes of this column, (a) each of Mr. Humphries' salary and Mr. Hyttenrauch's salary has been converted to US$ from GBP at an exchange rate of £1 = $1.33, the twelve-month average exchange rate for fiscal year 2021, and (b) Mr. Nambiar's salary has been converted to US$ from INR at an exchange rate of approximately ₹1 = $0.013, the twelve-month average exchange rate for fiscal year 2021. For Mr. Kim, the salary shown includes $4,615 cash paid in lieu of unused vacation (a one-time benefit provided to employees in 2021 in light of the COVID-19 pandemic).

Compensation

Bonus. From time to time, our Compensation Committee determines that a cash bonus is appropriate in light of an NEO's individual circumstances.

Mr. Humphries. Mr. Humphries received a one-time cash sign-on bonus upon his joining the company on April 1, 2019 that was designed to compensate him for long-term compensation at Vodafone he forfeited on joining Cognizant and of which $1,000,000 of the after-tax amount he was required to utilize to purchase shares of our common stock during our first open market trading window after April 1, 2019.

Mr. Siegmund. As he joined the company on September 1, 2020, Mr. Siegmund's offer letter provided him a prorated 2020 ACI award payout at target in lieu of such award payout being based on company performance. As such, the amount of such award is included in "Bonus" instead of under "Non-Equity Incentive Plan Compensation".

Mr. Nambiar. Mr. Nambiar received a sign-on bonus, a portion of which was paid in November 2021 in the amount of ₹7,344,000, which has been converted to US$ from INR at an exchange rate of approximately ₹1 = $0.013, the twelve-month average exchange rate for fiscal year 2021.

Stock Awards. Amounts shown in this column represent the aggregate grant date fair value of PSUs and RSUs determined in accordance with FASB ASC Topic 718 granted in each respective year. These amounts reflect the Company's accounting expense as required by SEC rules and do not correspond to the actual value that will be realized by the NEO. The reported dollar amounts do not take into account any estimated forfeitures related to continued service vesting requirements. See **pages 34** to **46** for information on the terms of the RSUs and PSUs granted during 2021. For information regarding assumptions underlying the valuation of stock-based awards, see the notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the applicable fiscal year.

The grant date fair value of stock awards granted in 2021 resulted from PSU and RSU awards with the grant date fair values set out below. The 2021/23 PSUs were part of the target direct compensation ("TDC") for all NEOs; in addition, Mr. Kim received the grant of additional PSUs on March 29, 2021 in connection with his promotion to his current position and Mr. Nambiar received the grant of additional PSUs and RSUs on June 18, 2021 in connection with his promotion to his current position.

	Mr. Humphries	Mr. Siegmund	Mr. Hyttenrauch	Mr. Kim	Mr. Nambiar
2021-2023 PSUs					
Annual Grant	$8,497,901	$2,276,193	$1,163,387	$ 151,738	$ 758,683
In connection with promotions	—	—	—	$ 869,737	$ 235,599
RSUs					
Annual Grant	$5,599,953	$2,249,951	$ 899,922	—	$1,499,943
In connection with sign-on grants and promotions	—	—	—	$1,649,954	$2,687,404
Additional equity awards *(not included in TDC)*	—	—	$ 999,986	—	—

The grant date fair values of PSUs granted to our NEOs during 2021, assuming maximum performance (200%), would be as set out below.

PSUs, settlement at maximum – 200%	Mr. Humphries	Mr. Siegmund	Mr. Hyttenrauch	Mr. Kim	Mr. Nambiar
2021-2023 PSUs					
Annual Grant	$14,797,794	$3,963,656	$ 2,025,848	$ 264,192	$1,321,098
In connection with promotions	—	—	—	$1,507,175	$ 423,069

The grant date fair value of the portion of the 2021/23 PSUs relating to relative TSR (see **pages 34** to **40**) are determined in accordance with FASB ASC Topic 718 as an award with a "market condition," meaning that the potential for maximum performance is built into the grant date fair value calculation.

Non-Equity Incentive Plan Compensation. Amounts shown in this column represent cash incentive awards earned for each respective fiscal year and paid in the first quarter of the following year under our ACI program (see **pages 34** to **46**). ACI is paid in the local currency of the resident jurisdiction of each NEO. The local currency for Mr. Siegmund and Mr. Kim is US$. For purposes of this column, (a) each of Mr. Humphries' ACI and Mr. Hyttenrauch's ACI has been converted to US$ from GBP at an exchange rate of £1 = $1.33, the twelve-month average exchange rate for fiscal year 2021, and (b) Mr. Nambiar's ACI has been converted to US$ from INR at an exchange rate of approximately ₹1 = $0.013, the twelve-month average exchange rate for fiscal year 2021.

Non-Qualified Deferred Compensation Earnings. Represents the change in value during the year of the post-employment benefit payable under the India Gratuity Plan to Mr. Nambiar. The exchange rate used to determine this benefit obligation was approximately ₹1 = $0.013. Mr. Nambiar's benefit under the India Gratuity Plan increased by $125 during 2021 as a result of the effect of currency fluctuations as reflected in the 2021 Pension benefits table on **page 57**.

All Other Compensation. We provide our NEOs with other benefits that we believe are reasonable, competitive and consistent with our overall executive compensation program. The costs of these benefits for 2021 are shown in the table below.

	Mr. Humphries	Mr. Siegmund	Mr. Hyttenrauch	Mr. Kim	Mr. Nambiar
Corporate apartment	$136,618	—	$60,514	—	—
Home security services	$ 7,844	—	—	—	—
Corporate apartment cleaning	$ 2,567		$ 2,205		
Pension allowance	$120,366	—	$62,112	—	—
U. K. group personal pension plan matching contribution	$ 2,660	—	$ 2,660	—	—
India Provident Fund matching contribution	—	—	—	—	$ 22,775
401(k) matching contribution	—	—	—	$4,760	—
CSRP matching contribution	—	—	—	$3,940	—
Cash payment for delay in equity issuance	—	—	—	—	$363,591
Car allowance	—	—	$ 7,980	—	—
Relocation allowance	—	—	$ 4,803	—	—
Medical insurance	—	—	$ 2,012	—	—
Income protection	$ 838	—	$ 1,652	—	—
Life assurance	$ 1,345	—	$ 1,456	—	—

The company provides Mr. Humphries and Mr. Hyttenrauch with corporate apartments in New York (see **page 48** for further details). For Mr. Humphries and Mr. Hyttenrauch, (i) the value of the pension allowance represents the amount of employer contributions under the U.K. group personal pension plan in excess of the statutory annual allowance limit that are paid to Mr. Humphries and Mr. Hyttenrauch as a cash allowance, subject to applicable income tax, and (ii) the value of the U.K. group personal pension plan matching contribution represents the employer contributions to such plan (see **page 47**). The value of home security services provided to Mr. Humphries is converted to US$ from CHF at exchange rate of 1 CHF = $1.09, the twelve-month average exchange rate for fiscal year 2021. For Mr. Nambiar, (i) the value of the Indian Provident Fund matching contribution represents the employer contributions to such plan (see **page 47**) and (ii) the cash payment of ₹27,412,500 has been converted to US$ from INR at an exchange rate of approximately ₹1 = $0.013, the twelve-month average exchange rate for fiscal year 2021 and was designed to compensate for a delay in the timing of equity grants contemplated in connection with acceptance of employment. The values of pension allowance and the employer contributions under the U.K. group personal pension plan provided to each of Mr. Humphries and Mr. Hyttenrauch are converted to US$ from GBP at an exchange rate of £1 = $1.33, the twelve-month average exchange rate for fiscal year 2021. The value of employer contributions under the India Provident Fund Matching contribution provided to Mr. Nambiar is converted to US$ from INR at an exchange rate of approximately ₹1 = $0.013, the twelve-month average exchange rate for fiscal year 2021, for Mr. Nambiar. For Mr. Hyttenrauch, the amount shown for private medical insurance is the Company's contribution to such benefit in addition to U.K. National Health Insurance. For each of Mr. Humphries and Mr. Hyttenrauch, the amounts shown for income protection and life assurance relate to the Company's contribution for an elected benefit to provide income if they are unable to work and a death insurance benefit.

2021 Grants of plan-based awards table

The following table provides certain summary information concerning each grant of an award made to an NEO in the 2021 fiscal year under a compensation plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards: Number of Shares of Stock or Units			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Equity Awards
		Threshold	Target	Maximum	Threshold	Target	Maximum		
Brian Humphries	2/23/2021	$1,230,262	$2,460,524	$4,921,048					
	2/23/2021				57,629	115,257	230,514		$8,497,901
	2/23/2021							76,838	$5,599,953
Jan Siegmund	2/23/2021	$ 400,000	$ 800,000	$1,600,000					
	2/23/2021				15,436	30,872	61,744		$2,276,193
	2/23/2021							30,872	$2,249,951
Gregory Hyttenrauch	2/23/2021	$ 323,858	$ 647,716	$1,295,433					
	2/23/2021				7,890	15,779	31,558		$1,163,387
	2/23/2021							8,232	$ 599,948
	2/23/2021							13,721	$ 999,986
	2/23/2021							4,116	$ 299,974
John Kim	2/23/2021	$ 325,000	$ 650,000	$1,300,000					
	2/23/2021				1,029	2,058	4,116		$ 151,738
	3/29/2021				5,444	10,889	21,778		$ 869,737
	3/29/2021							21,137	$1,649,954
Rajesh Nambiar	2/23/2021	$ 259,635	$ 519,269	$1,038,538					
	2/23/2021				5,145	10,290	20,580		$ 758,683
	2/23/2021							30,872	$2,249,951
	2/23/2021							20,581	$1,499,943
	6/18/2021				1,830	3,659	7,318		$ 235,599
	6/18/2021							6,403	$ 437,453

Estimated Future Payouts Under Non-Equity Incentive Plan Awards. Represents the range of ACI that can be earned by the NEO if the threshold, target and maximum performance targets are achieved. The ACI is prorated if performance levels are achieved between the threshold and target levels or between the target and maximum levels. Performance below the threshold results in no ACI payout to the NEO. **See pages 34** to **37** for information regarding the methodology and performance criteria applied in determining these potential cash incentive amounts. The actual ACI paid to each NEO for his 2021 performance is reported as "Non-Equity Incentive Plan Comp." in the 2021 Summary compensation table on **page 51**. For each of Mr. Humphries and Mr. Hyttenrauch, the ACI amount, including threshold, target and maximum payouts, was set in his resident jurisdiction local currency and such amounts were converted to US$ for purposes of the table above based on the twelve-month average exchange rate for fiscal year 2021 of £1 = $1.33. For Mr. Nambiar, the ACI amount, including threshold, target and maximum payouts, was set in his resident jurisdiction local currency and such amounts were converted to US$ for purposes of the table above based on the twelve-month average exchange rate for fiscal year 2021 of approximately ₹1 = $0.013. For Mr. Kim and Mr. Nambiar, these amounts reflect the Compensation Committee's approval of participation in the ACI on February 23, 2021, but the amounts shown reflect the impact of the increase during the 2021 calendar year of the Compensation Committee-approved increase in their respective base salaries on the calculation of the potential ACI payouts.

Estimated Future Payouts Under Equity Incentive Plan Awards. Represents the range of shares that could vest pursuant to PSU awards. The values set out above are for the 2021/23 PSUs awarded to such individuals in 2021 and included in target direct compensation. For Mr. Kim and Mr. Nambiar, this includes additional awards granted in connection with their promotion to their current positions. **See pages 34** to **46** for a description of the terms of the PSUs and the awards to the NEOs.

All Other Stock Awards. Represents RSUs granted in 2021. For Mr. Nambiar, this includes additional awards granted in connection with his promotion to his current position. For Mr. Hyttenrauch and Mr. Nambiar, it includes 13,721 RSUs and 30,872 RSUs respectively, that were granted on February 23, 2021 as additional equity awards that were not included in target direct compensation. **See page 34** and **pages 41** to **46** for a description of the terms of the RSUs and the awards to NEOs.

Grant Date Fair Value of Equity Awards. Represents the grant date fair value of the PSUs and RSUs determined in accordance with FASB ASC Topic 718, assuming target achievement for PSUs. For information regarding assumptions underlying the valuation of stock-based awards, see Note 17 to the Consolidated Financial Statements in our 2021 Annual Report.

Outstanding equity awards at fiscal year-end 2021 table

The following table provides certain summary information concerning outstanding equity awards held by the NEOs as of December 31, 2021. Our NEOs did not hold any outstanding option awards as of December 31, 2021.

| Name | Grant Date | Stock Awards | | | |
		Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1]
Brian Humphries	4/1/2019	6,771[2]	$ 600,723		
	3/5/2020	28,923[2]	$2,566,049		
	2/23/2021	57,629[2]	$5,112,845		
	4/1/2019			54,163[3]	$ 4,805,341[3]
	3/5/2020			104,121[4]	$ 9,237,615[4]
	2/23/2021			230,514[5]	$20,451,202[5]
Jan Siegmund	9/1/2020	13,066[2]	$1,159,216		
	9/1/2020	16,800[2]	$1,490,496		
	2/23/2021	23,154[2]	$2,054,223		
	9/1/2020			11,199[4]	$ 993,575[4]
	2/23/2021			61,744[5]	$ 5,477,928[5]
Gregory Hyttenrauch	12/2/2019	12,788[2]	$1,134,551		
	3/5/2020	1,217[2]	$ 107,972		
	3/5/2020	5,007[2]	$ 444,221		
	2/23/2021	6,174[2]	$ 547,757		
	2/23/2021	10,291[2]	$ 913,018		
	2/23/2021	2,571[2]	$ 228,099		
	3/5/2020			2,919[6]	$ 258,974[6]
	3/5/2020			16,686[4]	$ 1,480,382[4]
	2/23/2021			31,558[5]	$ 2,799,826[5]
John Kim	12/16/2019	2,433[2]	$ 215,856		
	3/29/2021	13,211[2]	$1,172,080		
	3/5/2020			2,502[4]	$ 221,997[4]
	5/19/2020			2,913[6]	$ 258,441[6]
	2/23/2021			4,116[5]	$ 365,172[5]
	3/29/2021			21,778[5]	$ 1,932,144[5]
Rajesh Nambiar	2/23/2021	23,154[2]	$2,054,223		
	2/23/2021	12,854[2]	$1,140,407		
	6/18/2021	4,575[2]	$ 405,894		
	2/23/2021			20,580[5]	$ 1,825,858[5]
	6/18/2021			7,318[5]	$ 649,253[5]

Compensation

[1] Market value was determined utilizing the closing price of our common stock of $88.72 on December 31, 2021 and the performance level for each award as indicated in footnotes 3 through 6 below.

[2] Amounts shown represent the following with respect to RSUs:

Mr. Humphries. Awards shown are time-based RSUs that were granted on April 1, 2019, March 5, 2020 and February 23, 2021, respectively, and vest on specified dates if Mr. Humphries is still employed by the company. A total of 55,522 shares are scheduled to vest in each month of 2022 except July and October; a total of 31,397 shares are scheduled to vest in February, March, May, August and November of 2023; and a total of 6,404 shares are scheduled to vest in February of 2024.

Mr. Siegmund. Awards shown are time-based RSUs that were granted on September 1, 2020 and February 23, 2021 and vest on specified dates if Mr. Siegmund is still employed by the company. A total of 31,752 shares are scheduled to vest in February, March, May, June, August, September, November and December of 2022; a total of 18,695 shares are scheduled to vest in February, March, May, June, August, September and November of 2023; and a total of 2,573 shares are scheduled to vest in February of 2024.

Mr. Hyttenrauch. Awards shown are time-based RSUs that were granted on December 2, 2019, March 5, 2020 and February 23, 2021, respectively, and vest on specified dates if Mr. Hyttenrauch is still employed by the company. A total of 24,234 shares are scheduled to vest in each month of 2022; a total of 11,812 shares are scheduled to vest in January, February, March, May, August and November of 2023; and a total of 2,002 shares are scheduled to vest in February of 2024.

Mr. Kim. Awards shown are time-based RSUs that were granted on December 16, 2019 and March 29, 2021, respectively, and vest on specified dates if Mr. Kim is still employed by the company. A total of 10,357 shares are scheduled to vest in March, June, September and December of 2022; a total of 4,405 shares are scheduled to vest in March, June, September and December of 2023; and a total of 882 shares are scheduled to vest in March of 2024.

Mr. Nambiar. Awards shown are time-based RSUs that were granted on February 23, 2021 and June 18, 2021, respectively, and vest on specified dates if Mr. Nambiar is still employed by the company. A total of 20,738 shares are scheduled to vest in February, March, May, June, August, September, November and December of 2022; a total of 16,104 shares are scheduled to vest in February, March, May, June, August, September, November and December of 2023; and a total of 3,741 shares are scheduled to vest in February and March of 2024.

[3] **2019/23 CEO PSUs (New Hire).** Represents the number of unearned shares not vested equal to the threshold award for PSUs granted in 2019 with a market condition, as described in FASB ASC Topic 718, and a four-year performance measurement period (April 1, 2019 – April 1, 2023). See **pages 37**, **39** and **42** for additional information. Based on performance through December 31, 2021, the number of units and the payout value shown above assume a payout at threshold.

[4] **2020/22 PSUs (3-year).** Represents the number of unearned shares not vested equal to the target award for PSUs granted in 2020 with a 3-year performance measurement period (combined performance of the company for 2020, 2021 and 2022). See **pages 36** to **39** for additional information. After the Compensation Committee determines, based on the performance for fiscal 2020, 2021 and 2022, the number of shares that may vest, such shares are expected to vest no later than March 15, 2023 (subject to continued employment through such date). Based on performance through December 31, 2021, the number of units and the payout values shown above assume a payout at target.

[5] **2021/23 PSUs (3-year).** Represents the number of unearned shares not vested equal to the target award for PSUs granted in 2021 with a 3-year performance measurement period (combined performance of the company for 2021, 2022 and 2023). See **pages 34** to **39** for additional information. After the Compensation Committee determines, based on the performance for fiscal 2021, 2022 and 2023, the number of shares that may vest, such shares are expected to vest no later than March 15, 2024 (subject to continued employment through such date). Based on performance through December 31, 2021, the number of units and the payout values shown above assume a payout at maximum.

[6] **2020/21 PSUs (2-year).** Represents the number of unearned shares not vested equal to the target award for PSUs granted in 2020 with a 2-year performance measurement period (combined performance of the company for 2020 and 2021). See **pages 36** to **39** for additional information. The number of units and the payout values shown above assumed a payout at target. After the Compensation Committee determined, based on the performance for fiscal 2020 and 2021, 88.5% of the shares vested on March 15, 2022 (after compliance with the requirement of continued employment through such date).

2021 Option exercises and stock vested table

None of our NEOs held or exercised any options during 2021. The following table provides information about the value realized by the NEOs on stock award vestings during the year ended December 31, 2021.

	Stock Awards	
Name	**Number of Shares Acquired on Vesting Date**	**Value Realized on Vesting**
Brian Humphries	55,887	$4,304,456
Jan Siegmund	40,380	$3,066,562
Gregory Hyttenrauch	25,743	$1,982,046
John Kim	10,359	$ 818,086
Rajesh Nambiar	17,273	$1,333,843

Stock Awards. The number of shares shown in the table reflects the gross number of shares each NEO was entitled to receive upon vesting of the underlying PSUs or RSUs. The company reduced the number of shares issued to each NEO by automatically withholding a number of shares with a fair market value as of the vesting date sufficient to satisfy required tax withholdings. Each NEO actually received the following net number of shares (and net value realized on vesting, including any dividend equivalents payable on vesting) following such share withholding: Mr. Humphries, 50,025 ($3,799,048); Mr. Siegmund, 19,771 ($1,484,644); Mr. Hyttenrauch, 13,816 ($1,049,510); Mr. Kim, 5,920 ($ 459,317); and Mr. Nambiar, 9,944 ($763,318). Value realized on vesting is calculated by multiplying the number of shares acquired on vesting by the fair market value of the shares on the respective vesting dates, including any dividend equivalents payable on vesting.

2021 Pension benefits table

The following table sets forth, for the India Gratuity Plan, the number of years of service credited to Mr. Nambiar under the plan, and the present value of Mr. Nambiar's accumulated benefit as of December 31, 2021. No payments or benefits were paid to Mr. Nambiar during 2021. Except for Mr. Nambiar's benefits under the India Gratuity Plan, none of our NEOs were participants in any plan that provided payments or other benefits at, following, or in connection with retirement.

Name	**Plan Name**	**Number of Years Credited Service**	**Present Value of Accumulated Benefit**
Rajesh Nambiar	India Gratuity Plan	1.08	11,586

Under the India Gratuity Plan, Mr. Nambiar will become entitled to a lump sum payment upon his termination of employment, but only if such termination occurs after at least four years and 240 days of employment with Cognizant. The actual dollar amount of such payment will be determined by multiplying the number of years of service with Cognizant by a defined percentage of his final monthly rate of salary. Mr. Nambiar is not eligible for any early retirement benefit under the India Gratuity Plan. See **pages 46** and **47** for further details regarding the India Gratuity Plan.

Equity compensation plan information

The following table provides information as of December 31, 2021 with respect to the shares of our common stock that may be issued under our existing equity compensation plans approved by shareholders, which include the 2017 Incentive Award Plan (the "2017 Plan"), the ESPP, and our prior equity compensation plan, the 2009 Incentive Compensation Plan (the "2009 Plan"). The 2017 Plan succeeded the 2009 Plan. Awards granted under the 2009 Plan remain valid, though no additional awards may be granted to from such plan. For additional information on our equity compensation plans, see Note 17 to the Consolidated Financial Statements in our 2021 Annual Report.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Available for Future Issuance Under Equity Compensation Plans (excludes securities reflected in first column)
Equity compensation plans approved by security holders	6,258,433	$62.32	26,114,757
Equity compensation plans not approved by security holders	—	N/A	—
Total	**6,258,433**	**$62.32**	**26,114,757**

Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights. The securities listed in this column exclude purchase rights outstanding under the ESPP. Under such plan, employees may purchase whole shares of common stock at a price per share equal to 95% of the fair market value per share on the last day of the purchase period. As of December 31, 2021, 47,512 shares may be issued pursuant to stock options upon exercise, 3,877,191 shares may be issued pursuant to RSUs upon vesting and 2,333,730 shares may be issued pursuant to PSUs upon vesting. The number of shares that may be issued under the outstanding and unvested PSUs for which the performance measurement period has not ended is based on vesting of the maximum number of award shares (200% of the target number of award shares). The actual number of shares that may vest may range from 0% to 200% of the target number based on the level of achievement of the applicable performance metrics and the continued service vesting requirements. See **pages 34** to **40**.

Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights. As of December 31, 2021, the weighted-average exercise price of outstanding options to purchase common stock was $62.32 (excluding options granted under the ESPP). No weighting was assigned to PSUs or RSUs as no exercise price is applicable to PSUs or RSUs.

Number of Securities Available for Future Issuance Under Equity Compensation Plans. The securities listed in this column include 22,181,175 shares available for future issuance under the 2017 Plan. Any shares underlying outstanding awards (which shares are included in the first column of this table) that are forfeited under the 2009 Plan will be available for future issuance under the 2017 Plan. Also includes 3,933,582 shares available for future issuance under the ESPP. As of December 31, 2021, there were no outstanding purchase periods under the ESPP.

CEO pay ratio

We are required by SEC rules and regulations to disclose the annual total compensation for our CEO and an estimate of the median annual total compensation for our worldwide employee population excluding our CEO, and the ratio of annual total compensation for our CEO to the annual total compensation for our median employee. As further described below, we have also included supplemental pay ratio information to show the ratios of the annual total compensation of our CEO to the annual total compensation of our median employees in the United States, the United Kingdom and Western Europe, respectively.

The following table provides information, based on our reasonable estimates, about the relationship between the annual total compensation of our CEO and the annual total compensation of our median employees for the year ended December 31, 2021.

Category	Median Employee Annual Total Compensation	CEO Annual Total Compensation	Pay Ratio (CEO: median employee)
CEO Pay to Worldwide Median Employee Pay (*SEC-required pay ratio disclosure*)	$ 34,225		575 : 1
CEO Pay to U.S. Median Employee Pay (*Supplemental pay ratio information*)	$106,133	$19,687,285	185 : 1
CEO Pay to U.K. and Western Europe Median Employee Pay (*Supplemental pay ratio information*)	$ 79,446		248 : 1

Employees Included. The company had approximately 330,600 employees at the end of 2021, with 40,900 in North America, 15,700 in Continental Europe, 8,100 in the United Kingdom and 265,900 in various other locations throughout the rest of the world, including 240,000 in India. In identifying the worldwide median employee, we included all such employees, except for our CEO and approximately 2,400 employees of employees of Linium, Magenic, Servian, ESG Mobility, TQS, Hunter and Devbridge, which businesses we acquired during 2021 (collectively, the "2021 Acquired Companies"). In identifying the U.S. median employee and the U.K. and Western Europe median employee, we included all employees in the United States and in the United Kingdom and Western Europe, respectively, except for our CEO and employees of the 2021 Acquired Companies. We did not include any independent contractors in either calculation.

Compensation Included. In identifying the median employees, we used the actual salary, bonus and ACI for 2021 (in each case annualized for full-time employees who joined during 2021) and the grant date fair value of PSUs and RSUs awarded during 2021 for each applicable employee as of December 31, 2021. Where there were multiple employees with the resulting median compensation, we calculated each such employee's annual total compensation in the same manner as the "SEC Total" of compensation shown for our CEO in the "2021 Summary compensation table" on **page 51**. We used such annual total compensation to identify the median of such employees and for disclosure of median employee pay herein (averaged where the median fell between two employees).

Currency Conversion. For employees receiving their compensation in a currency other than US$, including our CEO, we translated such compensation to US$ at twelve-month average exchange rates for 2021.

Cost-of-Living Adjustment. We applied a cost-of-living adjustment to the compensation of each of our employees residing in a jurisdiction other than the jurisdiction of our CEO's principal work location (the United Kingdom) in order to adjust the compensation of such employees to the jurisdiction of our CEO's principal work location. In making such cost-of-living adjustments, we used the cost-of-living index for the country in which the employee was based for all employees not based in the United Kingdom. Each such cost-of-living index, including that for India (24.6), the location of the worldwide median employee, the United States (70.55), the location of the U.S. median employee, and the United Kingdom (70.64), the location of the U.K. and Western Europe median employee, was used to adjust the applicable compensation of employees to the cost-of-living index for the United Kingdom (70.64). All cost-of-living indexes used were as published by *Numbeo.com* for mid-year 2021. Without application of a cost-of-living adjustment, and after otherwise utilizing the same process described above to identify the worldwide median employee, the worldwide median employee would have been a full-time, salaried employee located in India with annual total compensation of $13,019. The ratio of the annual total compensation of our CEO to such median employee's annual total compensation was 1,512 : 1.

Supplemental U.S. Median Employee and U.K. and Western Europe Median Employee Pay Ratios. The form and amount of our CEO's annual total compensation is largely influenced by prevailing compensation practices in the United States and in the United Kingdom and Western Europe and the competitive market for senior executive talent. While the market for such talent is global, given that the company is a U.S.-headquartered, publicly-traded company with revenues derived principally from the United States, the United Kingdom and Western Europe, we believe that it is useful to understand the relationship between the annual total compensation of our CEO and the annual total compensation of our median employees in the United States and the United Kingdom and Western Europe, respectively. As noted above, the medians of the annual total compensation of our employees included in these calculations were adjusted to the cost-of-living index for the United Kingdom.

Compensation

Potential payments upon termination or change in control

Overview of potential payments

We have entered into employment agreements with Mr. Humphries, Mr. Siegmund, Mr. Hyttenrauch and Mr. Kim that provide certain benefits if such employees are terminated without Cause or leave for Good Reason (each, a "Qualifying Termination" — see "What is a 'Qualifying Termination'?" below for more details). Such benefits are adjusted in the event the Qualifying Termination occurs within the 12 months following a change in control. The table below summarizes the benefits under the employment agreements and our retirement, death and disability policy, as applicable to each of our NEOs who remain executive officers as of the date of this proxy statement.

Termination Event	Employment Agreement Version	Salary and ACI	Benefits	Unvested RSUs/ Time-Based Awards	Unvested PSUs / Performance-Based Awards	
					Performance Measurement Period Ended; Performance Objectives Satisfied	Performance Measurement Period Not Ended
Qualifying Termination – no Change in Control	**Humphries, Siegmund, Hyttenrauch and Kim**	**1x** ...base salary, payable over 12 months ...ACI (100% of target), payable in a lump sum	**18 months** of reimbursement for COBRA premiums, as applicable	Acceleration of awards that would otherwise vest in the next **12 months**	Acceleration of awards that would otherwise vest in the next **12 months**	**Forfeited**
Qualifying Termination – within 12 months of **Change in Control**	**Humphries, Siegmund, Hyttenrauch and Kim**	**2x** ...base salary, payable over 24 months ...ACI (100% of target), payable in a lump sum	**18 months** of reimbursement for COBRA premiums, as applicable	Acceleration of **entire award**	Acceleration of **entire award**	**Vesting of pro-rata amount** (based on portion of performance period elapsed and performance results as of change in control date)

WHAT IS A "QUALIFYING TERMINATION"?

Termination without "Cause"

"Cause" is defined as:

- Willful malfeasance or willful misconduct in connection with employment;
- Continuing failure to perform duties requested;
- Failure to observe material policies of the company;
- Commission of any felony or any misdemeanor involving moral turpitude;
- Engaging in any fraudulent act or embezzlement; or
- Any material breach of an employment agreement.

Leaving for "Good Reason"

"Good Reason" is defined as:

- A material diminution of authority, duties or responsibilities;
- A material diminution in overall compensation package that is not broadly applied to other executives;
- The company's failure to obtain from its successor the express assumption of an employment agreement; or
- The company's change, without the executive officer's consent, in the principal place of his or her work to a location more than 50 miles from the primary work location, but only if the change is after a change in control (provided, however, that, with respect to Mr. Humphries, a change in his principal place of work to New York or New Jersey would not constitute "Good Reason").

DEATH BENEFITS

The employment agreements applicable to Mr. Humphries, Mr. Siegmund, Mr. Hyttenrauch, and Mr. Kim also provide the following death benefits:

- 1x ACI (100% of target), prorated for the portion of the year the employee served, payable in a lump sum;
- Acceleration of the entirety of any equity awards that would have vested solely upon continued service with the company; and
- Acceleration of any equity awards that had performance measurement periods ongoing, with the level of achievement determined by the Compensation Committee's good faith determination of the level of company achievement of the performance objectives for the portion of the performance measurement period that elapsed prior to death.

EXCESS PARACHUTE PAYMENT LIMITATIONS

The employment agreements also provide that in the event any payments under the employment agreements would constitute parachute payments under IRC Section 280G, then the payments under the employment agreements will be reduced by the minimum amount necessary so that no amounts paid will be non-deductible to the company or subject to the excise tax imposed under IRC Section 4999.

BENEFITS UNDER THE RETIREMENT, DEATH AND DISABILITY POLICY

As described on **page 47**, Cognizant has adopted a retirement, death and disability policy. None of our NEOs currently qualifies for retirement benefits under the policy. However, each of the NEOs would be eligible for benefits under the retirement, death and disability policy in the event of his death or disability.

Cash severance payments are contingent on the executive officers executing and not revoking a waiver and release of claims against the company and complying with one-year post-termination non-competition and non-solicitation covenants, a six-month post-termination intellectual property covenant and a perpetual confidentiality covenant (subject to administrator discretion and where permitted by law). Upon any termination of employment, each executive officer will also be entitled to any amounts earned, accrued and owed but not yet paid as of the termination date and any benefits accrued and earned in accordance with the terms of any benefits plans or programs, and these amounts are not conditioned upon the release becoming effective.

Calculation of potential payments

The following table shows potential payments to our NEOs under the employment agreements in effect on December 31, 2021 in the event of a Qualifying Termination prior to or within 12 months following a change in control. After the period of 12 months following a change in control, the potential payments upon a Qualifying Termination, absent another change in control, revert to those prior to a change in control as set forth below. Potential payments are calculated assuming a December 31, 2021 Qualifying Termination date and, where applicable, using the closing price of our common stock of $88.72 on December 31, 2021, as reported on Nasdaq.

Name	Trigger	Salary and Bonus	Benefits	Awards Acceleration/ Extension	Total
Brian Humphries	Qualifying Termination Prior to Change in Control	$3,690,786	—	$ 4,925,912	$ 8,616,698
	Qualifying Termination Following Change in Control	$7,381,572	—	$19,257,031	$26,638,603
	Death or Disability	$2,460,524	—	$19,257,031	$21,717,555
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—
Jan Siegmund	Qualifying Termination Prior to Change in Control	$1,600,000	—	$ 2,817,037	$ 4,417,037
	Qualifying Termination Following Change in Control	$3,200,000	—	$ 6,704,127	$ 9,904,127
	Death or Disability	$ 800,000	—	$ 6,704,127	$ 7,504,127
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—
Gregory Hyttenrauch	Qualifying Termination Prior to Change in Control	$1,295,433	—	$ 2,409,014	$ 3,704,447
	Qualifying Termination Following Change in Control	$2,590,866	—	$ 5,244,328	$ 7,835,194
	Death or Disability	$ 647,716	—	$ 5,244,328	$ 5,892,044
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—
John Kim	Qualifying Termination Prior to Change in Control	$1,300,000	—	$ 1,177,314	$ 2,477,314
	Qualifying Termination Following Change in Control	$2,600,000	—	$ 2,331,562	$ 4,931,562
	Death or Disability	$ 650,000	—	$ 2,331,562	$ 2,981,562
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—
Rajesh Nambiar	Qualifying Termination Prior to Change in Control	—	—	—	—
	Qualifying Termination Following Change in Control	—	—	—	—
	Death or Disability	$ 519,269	—	$ 4,219,168	$ 4,738,437
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—

Compensation

Ratification of appointment of independent registered public accounting firm

✅ **The Board unanimously recommends a vote FOR the ratification of the appointment of Pricewaterhouse Coopers LLP as our independent registered public accounting firm for 2022.**

What are you voting on?

Our Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm to audit our Consolidated Financial Statements and our internal control over financial reporting for 2022. We are asking our shareholders to ratify this appointment of PwC. Although ratification is not required by our by-laws or otherwise, the Board values the opinions of our shareholders and believes that shareholder ratification of the Audit Committee's selection is a good corporate governance practice. If the selection is not ratified, the Audit Committee will take this fact into consideration in determining whether it is appropriate to select another independent auditor for 2022 or future years. Even if the selection is ratified, the Audit Committee may select a different independent auditor at any time during the year if it determines that this would be in the best interests of the company and its shareholders.

Audit matters

Independent auditor

Review and engagement

The Audit Committee is directly responsible for the appointment, compensation (including negotiation and approval of the audit fees), retention and oversight of the independent registered public accounting firm that audits our financial statements and our internal control over financial reporting. The Audit Committee and its Chair are directly involved in the selection of the lead audit partner at the start of each rotation.

To ensure continuing audit independence:

- The Audit Committee periodically considers whether there should be a change of the accounting firm that is retained, and considers the advisability and potential impact of selecting a different accounting firm;
- The accounting firm, any covered person in the firm and any of their immediate family members are not permitted to have any direct or material indirect financial interest in or any connection with us in any capacity other than as our auditors, providing audit and permissible non-audit related services; and
- In accordance with SEC rules and PwC policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide services to our company. For lead audit partners and quality review partners, the maximum number of consecutive years of service in that capacity is five years.

The members of the Audit Committee and the Board believe that the continued retention of PwC to serve as the company's independent registered public accounting firm is in the best interests of the company and its shareholders.

Annual meeting attendance

We expect PwC representatives to attend the annual meeting. They will have an opportunity to make a statement if they wish and are expected to be available to respond to appropriate questions from shareholders.

Pre-approval policy and procedures

The Audit Committee has adopted a policy that generally provides that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to one of the pre-approval procedures described below. From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided. The Audit Committee has also delegated to its Chair the authority to approve any audit or non-audit services to be provided to us by our independent registered public accounting firm. Any such approval of services pursuant to this delegated authority is reported on at the next Audit Committee meeting. During 2020 and 2021, the Audit Committee approved all services provided to us by PwC that are subject to the pre-approval procedures in accordance with our pre-approval policy.

Auditor fees

The following table summarizes the fees of PwC, our independent registered public accounting firm, for each of the last two fiscal years.

Fee Category	2020	2021
Audit Fees	$ 6,147,400	$ 5,535,700
Audit-Related Fees	5,775,300	4,069,400
Tax Fees	641,600	1,605,300
All Other Fees	79,200	475,900
Total	**$12,643,500**	**$11,686,300**

Audit Fees. Audit fees consist of fees for the audit of our Consolidated Financial Statements (including internal controls over financial reporting), the review of our interim quarterly financial statements, and other professional services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under "Audit Fees", including independent assessments for service organization control reports and acquisition financial due diligence services.

Tax Fees. Tax fees comprise fees for a variety of permissible services relating to tax compliance, tax planning and tax advice. These services include assistance in complying with local transfer pricing requirements, assistance with local tax audits and assessments, withholding tax and indirect tax matters, preparation and filing of local tax returns, and technical advice relating to local and international tax matters.

All Other Fees. All other fees consist of fees not reported under the categories above and primarily include assessment of non-financial metrics and documentation, non-financial due diligence services related to acquisitions, accounting research software and, in 2021, ESG reporting.

Audit Committee report

The Audit Committee has furnished the report set forth below.

To the Board of Directors of Cognizant Technology Solutions Corporation:

The Audit Committee of the Board acts under a written charter, which is available in the "Corporate Governance" section of the "About Cognizant" page of the company's website located at www.cognizant.com. The members of the Audit Committee are independent directors, as defined in its charter and the rules of The Nasdaq Stock Market LLC. The Audit Committee held 14 meetings during 2021. Management is responsible for establishing and maintaining adequate internal control over financial reporting. The company's independent registered public accounting firm ("auditor") is responsible for performing an independent integrated audit of the company's annual financial statements and management's assessment of the effectiveness of the company's internal control over financial reporting. The Audit Committee is responsible for providing independent, objective oversight of these processes.

The Audit Committee has reviewed the company's audited financial statements for the fiscal year ended December 31, 2021 and has discussed these financial statements with management and the company's auditor. The Audit Committee has also received from, and discussed with, the company's auditor various communications that such auditor is required to provide to the Audit Committee, including the matters required to be discussed by, as may be modified or supplemented by, the PCAOB and the SEC. The company's auditor also provided the Audit Committee with written disclosures and the letter from the auditor required by the applicable requirements of the PCAOB regarding the auditor's communications with the Audit Committee concerning independence. In addition, the Audit Committee discussed with the auditor its independence from the company. The Audit Committee also considered whether the auditor's provision of certain other non-audit related services to the company is compatible with maintaining such firm's independence.

Based on its discussions with management and the auditor, and its review of the representations and information provided by management and the auditor, the Audit Committee recommended to the Board that the audited financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

By the Audit Committee of the Board of Directors of Cognizant Technology Solutions Corporation








MAUREEN BREAKIRON-EVANS   **ARCHANA DESKUS**   **JOHN DINEEN**   **LEO S. MACKAY, JR.**   **JOSEPH M. VELLI**   **SANDRA S. WIJNBERG**

Proposal 4

Special shareholder meeting improvement

✖ The Board unanimously recommends a vote **AGAINST** this proposal for the reasons discussed in the Board's Statement of Opposition below.

What are you voting on?

The shareholder proposal will be voted on at the annual meeting only if properly presented by or on behalf of the shareholder proponent.

Shareholder proposals

Shareholder proposal for the 2022 annual meeting

The company has been advised that John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, beneficial owner of 100 shares of the company's common stock, intends to submit the proposal set forth below at the annual meeting.

Proposal 4 – Special Shareholder Meeting Improvement



FOR *Shareholder Rights*

Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting.

One of the main purposes of this proposal is to give shareholders the right to formally participate in calling for a special shareholder meeting regardless of their length of stock ownership to the fullest extent possible.

Currently it takes a theoretical 10% of all shares outstanding to call for a special shareholder meeting. However the face value of 10% is deceiving because there are big strings attached. All shares not held for a continuous full year are 100% disqualified from formal participation in calling for a special shareholder meeting.

This is particularly damaging because the shareholders who recently purchased Cognizant Technology stock may be the most informed shareholders. Plus such shareholders do not have so much leverage when engaging with management because they are second-class shareholders when it comes to calling for a special shareholder meeting.

Plus the shareholders who own 10% of shares for one full year may determine that they own 20% of CTSH stock when length of stock ownership is factored out.

And it goes downhill from here. Shares that are not held net long are excluded. And shares that do not have the time to vote at the annual meeting are not a prospective class of shares to join a group calling for a special shareholder meeting.

Thus the face value of 10% can slip to 20% of shares held regardless of length of stock ownership and can slip further to 30% of shares held regardless of length of stock ownership that are held net long and that vote at the annual meeting.

A potential 30% stock ownership threshold to call a special shareholder is nothing for management to brag about.

Plus we have no right to act by written consent. A large number of companies provide shareholders with the right to act by written consent and the right to call a special shareholder meeting.

Southwest Airlines and Target are companies that do not provide for shareholder written consent and yet provide for 10% of shares to call for a special shareholder meeting without disqualifying shares held less than a year.

We need an improved right to call for a special shareholder meeting to make up for its hidden hurdles and absolutely no right to act by written consent.

Please vote yes:

Special Shareholder Meeting Improvement – Proposal 4

The Board's statement of opposition

The Board recognizes the importance of providing long-term shareholders with the right to call special meetings. This is why Cognizant's bylaws permit shareholders holding a "net long position" of at least 10% of our outstanding shares for one year (the "Long-Term Shareholders") with the ability to call a special meeting of shareholders. The one year "net long position" requirement is intended to count only those long-term shares over which the requesting shareholders have full, un-hedged ownership rights. These reasonable and limited requirements do not impact the ability of our Long-Term Shareholders to call a special meeting. They are designed to protect the Company and Long-Term Shareholders from short-term activist investors and to better enable management and the Board to pursue the best long-term interests of the Company and all of its shareholders.

These requirements provide a reasonable safeguard against abuse by activist investors with short-term goals. If a special meeting proponent fails to convince the Long-Term Shareholders of at least 10% of our shares to support a special meeting, that failure is a strong indicator that most shareholders do not believe that a special meeting is warranted. Dismantling these reasonable safeguards could give a limited number of shareholders with a hedged or short-term position with the ability to disrupt the Company and its pursuit of the long-term interests of shareholders. Cognizant's existing special meeting right strikes the appropriate balance between ensuring that shareholders have the ability to call a special meeting to act on extraordinary and urgent matters, while at the same time protecting against a misuse of this right by a small number of shareholders whose interests are not aligned with our long-term interests.

The Company's existing special meeting right is best practice. An overwhelming majority of U.S.-incorporated S&P 500 companies, 88%, either do not permit shareholders to call a special meeting or only permit shareholders to call a special meeting at a higher minimum ownership threshold than Cognizant's 10% threshold. In fact, only 12% of U.S. incorporated S&P 500 companies provide for a special meeting threshold as low as Cognizant's. Accordingly, Cognizant's existing ownership threshold to call a special meeting is more shareholder friendly than market practice and represents the best practice among the S&P 500, as supported by many of our investors.

The Company's existing corporate governance practices and policies already ensure shareholder democracy and Board accountability. In addition to providing shareholders with the right to call a special meeting, the Company has implemented numerous other corporate governance measures to ensure that the Board remains accountable to our shareholders and that give shareholders the ability to directly communicate their views to the Board. In addition, the Board has shown time and again that when it believes a particular action requested by a shareholder is in the best interests of all shareholders, the Board will support that action. For example, following an affirmative shareholder vote at the 2018 annual meeting, the Board amended Cognizant's bylaws to reduce the percentage of outstanding shares required for shareholders to request a special meeting from 25% to 10%. Other measures that help ensure shareholder democracy and Board accountability include:

- Our Board is de-classified and directors serve one-year terms;
- We have a majority voting standard for the election of directors;
- We provide for "proxy access" in our bylaws pursuant to which shareholders can nominate a director candidate to stand for election and have that nominee included in the Company's proxy materials;
- The Board greatly values shareholder discussion and input and provides channels for shareholders to communicate directly with members of the Board (as described further under "Communications to the Board from shareholders" on **page 67**); and
- We do not have super majority voting provisions in our Certificate of Incorporation and bylaws.

For all of these reasons, the Board urges you to vote "No" on this proposal.

Shareholder proposals and nominees for the 2023 annual meeting

	Rule 14a-8 Shareholder Proposals	Director Nominees Via Proxy Access	Other Proposals or Director Nominees
Description	SEC rules permit shareholders to submit proposals for inclusion in our proxy statement if the shareholder and the proposal meet the requirements specified in Rule 14a-8 under the Exchange Act ("Rule 14a-8").	Our by-laws permit a group of shareholders who have owned a significant amount of the company's common stock (at least 3%) for a significant amount of time (at least three years) to submit director nominees (up to 25% of the Board and in any event not less than two directors) for inclusion in our proxy statement if the shareholder(s) and the nominee(s) satisfy the requirements specified in our by-laws.	Our by-laws require that any shareholder proposal, including a director nomination, that is not submitted for inclusion in next year's proxy statement (either under Rule 14a-8 or our proxy access by-laws), but is instead sought to be presented directly at such meeting, must be received by our Secretary in writing not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the anniversary of the preceding year's annual meeting. In addition, shareholders who intend to solicit proxies in support of director nominees other than the company's nominees must comply with the requirements of Rule 14a-19.
When	Any shareholder proposals submitted in accordance with Rule 14a-8 must be received at our principal executive offices **no later than the close of business on December 28, 2022**.	Notice of director nominees under these by-law provisions must be received **no earlier than November 28, 2022 and no later than the close of business on December 28, 2022**. In the event that the date of the 2023 annual meeting is more than 30 days before or more than 70 days after June 7, 2023, then our Secretary must receive such written notice not earlier than the close of business on the 150th day prior to the 2023 annual meeting and not later than the close of business on the later of the 120th day prior to the 2023 annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the company.	Shareholder proposals or director nominations submitted under these by-law provisions must be received **no earlier than the close of business on February 7, 2023 and no later than the close of business on March 9, 2023**. In the event that the date of the 2023 annual meeting is more than 30 days before or more than 70 days after June 7, 2023, then our Secretary must receive any such proposal not earlier than the close of business on the 120th day prior to the 2023 annual meeting and not later than the close of business of the later of the 90th day prior to the 2023 annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the company. **The information required by Rule 14a-19 must be provided no later than April 10, 2023**. In the event that the date of the 2023 annual meeting is more than 30 calendar days from the previous year, then the Rule 14a-19 notice must be provided by the later of 60 calendar days prior to the date of the annual meeting or the 10th calendar day following the date on which public announcement of the date of such meeting is first made by the company.
What	Proposals must conform to and include the information required by Rule 14a-8.	Notice or proposal must include the information required by our by-laws, a copy of which is available on our website or upon request to our Secretary. See "Helpful resources" on **page 77**.	Notice must include the information required by our by-laws, a copy of which is available on our website or upon request to our Secretary. See "Helpful resources" on **page 77**. In addition, notice under Rule 14a-19 must include the information required by Rule 14a-19.
Where	Proposal or notice should be sent to our Secretary. See "Helpful resources" on **page 77**.		
Please Note	SEC rules permit management to vote proxies in its discretion in certain cases if the shareholder does not comply with the above deadlines and, in certain other cases, notwithstanding the shareholder's compliance with these deadlines. The company reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with the requirements set forth above or other applicable requirements. We intend to file a proxy statement and WHITE proxy card with the SEC in connection with our solicitation of proxies for our 2023 annual meeting. Shareholders may obtain our proxy statement (and any amendments and supplements thereto) and other documents as and when filed with the SEC without charge from the SEC's website at: www.sec.gov.		

Shareholder proposals

Additional information

Proxy statement and proxy solicitation

About this proxy statement and the annual meeting

This proxy statement is furnished in connection with the solicitation by the Board of proxies to be voted at our annual meeting to be held on Tuesday, June 7, 2022, at 9:30 am Eastern Time, via live webcast, and at any continuation, postponement or adjournment thereof. Holders of record of shares of our Class A common stock ("common stock") as of April 11, 2022, the record date, will be entitled to notice of and to vote at the annual meeting and any continuation, postponement or adjournment thereof. As of the record date, there were 521,171,196 shares of common stock issued and outstanding and entitled to vote at the annual meeting. Each share of common stock is entitled to one vote on any matter presented to shareholders at the meeting.

At the annual meeting, our shareholders will be asked to vote on the management proposals and shareholder proposal set forth on **pages 4 and 5**. The Board recommends that you vote your shares as indicated on **pages 4 and 5**. If you return a properly completed proxy card, or vote your shares by telephone or over the Internet, your shares of common stock will be voted on your behalf as you direct. If not otherwise specified, the shares of common stock represented by the proxies will be voted in accordance with the Board's recommendations set forth on **pages 4 and 5**. We know of no other business that will be presented at the annual meeting. If any other matter properly comes before the shareholders for a vote at the annual meeting, however, the proxy holders named on the company's proxy card will vote your shares in accordance with their best judgment.

Notice of internet availability of proxy materials

As permitted by SEC rules, Cognizant is making this proxy statement and its 2021 Annual Report available to certain of its shareholders electronically via the Internet. On or about April 27, 2022, we mailed to these shareholders a Notice of Internet Availability of Proxy Materials (the "Internet Notice") containing instructions on how to access this proxy statement and our 2021 Annual Report and vote online. If you received an Internet Notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you specifically request them. Instead, the Internet Notice instructs you on how to access and review all of the important information contained in this proxy statement and 2021 Annual Report. The Internet Notice also instructs you on how you may submit your proxy over the Internet. If you received an Internet Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Internet Notice.

Printed copies of our proxy materials and householding

Some of our shareholders received printed copies of our proxy statement, 2021 Annual Report and proxy card. If you received printed copies of our proxy materials, then instructions regarding how you can vote are contained on the proxy card included in the materials.

The SEC's rules permit us to deliver a single set of proxy materials to one address shared by two or more of our shareholders. This delivery method is referred to as "householding" and can result in significant cost savings. To take advantage of this opportunity, we have delivered only one set of proxy materials to multiple shareholders who share an address, unless we received contrary instructions from the impacted shareholders prior to the mailing date. We agree to deliver promptly, upon written or oral request, a separate copy of the proxy materials, as requested, to any shareholder at the shared address to which a single copy of those documents was delivered. If you prefer to receive separate copies of the proxy materials, contact Broadridge Financial Solutions, Inc. ("Broadridge") at 866-540-7095 or in writing at Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. If you are currently a shareholder sharing an address with another shareholder and wish to receive only one copy of future proxy materials for your household, please contact Broadridge at the above phone number or address.

Solicitation of proxies

The accompanying proxy is solicited by and on behalf of the Board, whose meeting notice is included with this proxy statement, and the entire cost of such solicitation will be borne by us. In addition to the use of mail, proxies may be solicited by personal interview, telephone, e-mail, text and facsimile by our directors, officers and other employees who will not be specially compensated for these services. We have engaged Morrow Sodali Corporate LLC to assist us with the solicitation of proxies. We expect to pay Morrow Sodali LLC a fee of $18,000 plus reimbursement for out-of-pocket expenses for its services. We will also request that brokers, nominees, custodians and other fiduciaries forward soliciting materials to the beneficial owners of shares held by such brokers, nominees, custodians and other fiduciaries. We will reimburse such persons for their reasonable expenses in connection therewith.

Communications to the Board from shareholders

Under procedures approved by a majority of our independent directors, our Chair, General Counsel and Secretary are primarily responsible for monitoring communications from shareholders and, if they relate to important substantive matters and include suggestions or comments that our Chair, General Counsel and Secretary consider to be important for the directors to know, providing copies or summaries to the other directors. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications.

The Board will give appropriate attention to written communications that are submitted by shareholders, and will respond if and as appropriate. Shareholders who wish to send communications on any topic to the Board should address such communications to the Board or our General Counsel and Secretary. See "Helpful resources" on **page 77**.

Annual meeting Q&A

Questions and answers about the 2022 annual meeting

Who is entitled to vote at the annual meeting?

The record date for the annual meeting is April 11, 2022. You are entitled to vote at the annual meeting only if you were a shareholder of record at the close of business on that date, or if you hold a valid proxy for the annual meeting. The only class of stock entitled to be voted at the annual meeting is our common stock. Each outstanding share of common stock is entitled to one vote for all matters before the annual meeting. At the close of business on the record date, there were 521,171,196 shares of common stock issued and outstanding and entitled to vote at the annual meeting.

What is the difference between being a "record holder" and holding shares in "street name"?

A record holder holds shares in his or her name. Shares held in "street name" means shares that are held in the name of a bank or broker on a person's behalf.

Am I entitled to vote if my shares are held in "street name"?

Yes. If your shares are held by a bank or a brokerage firm, you are considered the "beneficial owner" of those shares held in "street name". If your shares are held in street name, these proxy materials are being provided to you by your bank or brokerage firm, along with a voting instruction card if such bank or brokerage firm received printed copies of our proxy materials. As the beneficial owner, you have the right to direct your bank or brokerage firm how to vote your shares, and the bank or brokerage firm is required to vote your shares in accordance with your instructions. If your shares are held in street name, and you wish to vote your shares at the annual meeting, you may join the annual meeting live webcast following the instructions provided under "How do I join the annual meeting live webcast?" below.

How many shares must be present to hold the annual meeting?

A quorum must be present at the annual meeting for any business to be conducted. The presence at the annual meeting, via live webcast or by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum.

Who can attend the annual meeting live webcast?

You may attend the annual meeting only if you are a Cognizant shareholder who is entitled to vote at the annual meeting, or if you hold a valid proxy for the annual meeting.

How do I join the annual meeting live webcast?

The annual meeting will be a virtual meeting of shareholders conducted via a live webcast that provides shareholders the same rights and opportunities to participate as they would have at an in-person meeting. We believe that a virtual meeting will provide expanded shareholder access and participation and improved communications. You will be able to vote your shares electronically at the virtual meeting.

To attend and submit your questions during the virtual meeting, please visit www.virtualshareholdermeeting.com/CTSH2022. To participate and vote during the annual meeting, you will need the 16-digit control number included on your Internet Notice or on your proxy card. Beneficial shareholders who do not have a control number may gain access to and vote at the meeting by logging in to their broker, brokerage firm, bank or other nominee's website and selecting the shareholder communications mailbox to access the meeting; instructions should also be provided on the voting instruction card provided by your broker, bank, or other nominee. If you lose your 16-digit control number, you may join the annual meeting as a "Guest", but you will not be able to vote, ask questions or access the list of shareholders as of the record date.

If you encounter any difficulties accessing the virtual meeting during check-in or the meeting, please call the technical support number that will be posted on the virtual shareholder meeting log-in page.

What if a quorum is not present at the annual meeting?

If a quorum is not present at the scheduled time of the annual meeting, the Chair of the meeting is authorized by our by-laws to adjourn the meeting without the vote of shareholders.

Will there be a question and answer session during the annual meeting?

As part of the annual meeting, we will hold a live question and answer session, during which we intend to answer appropriate questions submitted during the meeting that are pertinent to the company and the meeting matters. If there are matters of individual concern to a shareholder and not of general concern to all shareholders, or if a question posed was not otherwise answered, we provide an opportunity for shareholders to contact us separately after the meeting through our investor relations website (see **page 77**). Only shareholders that have accessed the annual meeting as a shareholder (rather than a "Guest") by following the procedures outlined in "How do I join the annual meeting live webcast?" on **page 68** will be permitted to submit questions during the annual meeting. Each shareholder is limited to no more than two questions. Questions should be succinct and only cover a single topic. We will not address questions that are, among other things:

- not pertinent to the business of the company or to the business of the annual meeting;
- related to material non-public information of the company, including the status or results of our business since our last Quarterly Report on Form 10-Q;
- related to any pending, threatened or ongoing litigation;
- related to personal grievances;
- derogatory references to individuals or that are otherwise in bad taste;
- substantially repetitious of questions already made by another shareholder;
- in excess of the two question limit;
- in furtherance of the shareholder's personal or business interests; or
- out of order or not otherwise suitable for the conduct of the annual meeting as determined by the Chair of the meeting or Secretary in their reasonable judgment.

Additional information regarding the question and answer session will be available in the "Rules of Conduct" available on the annual meeting webpage for shareholders that have accessed the annual meeting as a shareholder (rather than a "Guest") by following the procedures outlined above in "How do I join the annual meeting live webcast?" on **page 68**.

What does it mean if I receive more than one Internet Notice or more than one set of proxy materials?
It means that your shares are held in more than one account at the transfer agent and/or with banks or brokers. Please vote all of your shares. To ensure that all of your shares are voted, for each Internet Notice or set of proxy materials, please submit your proxy by phone, via the Internet, or, if you received printed copies of the proxy materials, by signing, dating and returning the enclosed proxy card in the enclosed envelope.

How do I vote by proxy?
We recommend that shareholders vote by proxy even if they plan to attend and vote during the annual meeting. If you are a shareholder of record, there are three ways to vote by proxy:

- **Use the Internet**. You can vote over the Internet at www.proxyvote.com by following the instructions on the Internet Notice or proxy card;
- **Call**. You can vote by telephone by calling +1-800-690-6903 and following the instructions on the proxy card; or
- **Mail Your Proxy Card**. You can vote by mail by signing, dating and mailing the proxy card, which you may have received by mail.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on June 6, 2022. The above phone number will work internationally but is only toll-free for callers within the U.S. and Canada.

If your shares are held in street name through a bank or broker, you will receive instructions on how to vote from the bank or broker. You must follow their instructions in order for your shares to be voted. Telephone and Internet voting also will be offered to shareholders owning shares through certain banks and brokers.

Can I change my vote after I submit my proxy?
Yes. If you are a registered shareholder, you may revoke your proxy and change your vote by:

- submitting a duly executed proxy bearing a later date;
- granting a subsequent proxy through the Internet or telephone;
- giving written notice of revocation to the Secretary of Cognizant prior to the annual meeting; or
- attending and voting during the annual meeting live webcast.

Your most recent proxy card or telephone or Internet proxy is the one that is counted. Your attendance at the annual meeting itself will not revoke your proxy unless you give written notice of revocation to the Secretary before your proxy is voted or you vote at the annual meeting.

If your shares are held in street name, you may change or revoke your voting instructions by following the specific directions provided to you by your bank or broker.

Where do I direct requests for materials mentioned in this proxy statement and how do I contact Cognizant's Secretary?

Please direct requests for materials mentioned in this proxy statement or other inquiries to our Secretary. See "Helpful resources" on **page 77** for how to contact our Secretary.

Whom should I contact if I have questions or need assistance voting?

Please contact Morrow Sodali LLC, our proxy solicitor assisting us in connection with the annual meeting. Shareholders in the United States may call toll free at +1-800-607-0088. Banks and brokers and shareholders located outside of the United States may call collect at +1-203-658-9400.

Who will count the votes?

Representatives of Broadridge Financial Solutions, Inc., our inspector of election, will tabulate and certify the votes.

What if I do not specify how my shares are to be voted?

If you submit a proxy but do not indicate any voting instructions, the persons named as proxies will vote in accordance with the recommendations of the Board. The Board's recommendations for each proposal are set forth on **pages 4 and 5**, as well as with the description of each proposal in this proxy statement.

How many votes are required for the approval of the proposals to be voted upon and how will abstentions and broker non-votes be treated?

Proposal	Votes required	Effect of Abstentions and Broker Non-Votes
Proposal 1: Election of directors	Votes cast "for" exceed votes cast "against".	No effect.
Proposal 2: Advisory (non-binding) vote on executive compensation (Say-on-Pay)	Majority of votes cast.	No effect.
Proposal 3: Ratification of appointment of independent registered public accounting firm	Majority of votes cast.	Abstentions will have no effect; no broker non-votes expected.
Proposal 4: Special shareholder meeting improvement	Majority of votes cast.	No effect.

What is an abstention and how will abstentions be treated?

An "abstention" represents a shareholder's affirmative choice to decline to vote on a proposal. Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Abstentions will have no effect on any of the proposals before the annual meeting.

What are broker non-votes and do they count for determining a quorum?

Generally, broker non-votes occur when shares held by a broker in "street name" for a beneficial owner are not voted with respect to a particular proposal because the broker (i) has not received voting instructions from the beneficial owner and (ii) lacks discretionary voting power to vote those shares. A broker is entitled to vote shares held for a beneficial owner on routine matters, such as the ratification of the appointment of PwC as our independent registered public accounting firm, without instructions from the beneficial owner of those shares. On the other hand, absent instructions from the beneficial owner of such shares, we expect that a broker will not be entitled to vote shares held for a beneficial owner on all of the other proposals to be voted on at the annual meeting. Broker non-votes count for purposes of determining whether a quorum is present.

Where can I find the voting results of the annual meeting of shareholders?

We plan to announce preliminary voting results at the annual meeting and we will report the final results in a Current Report on Form 8-K, which we intend to file with the SEC shortly after the annual meeting.

Cognizant's annual report on Form 10-K

A copy of Cognizant's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, including financial statements and schedules thereto but not including exhibits, as filed with the SEC, will be sent to any shareholder of record on April 11, 2022, without charge, upon written request addressed to our Secretary. See "Helpful resources" on **page 77**. A reasonable fee will be charged for copies of exhibits. You may also access this proxy statement and our 2021 Annual Report at www.proxyvote.com and at www.cognizant.com.

Forward-looking statements and non-GAAP financial measures

Forward-looking statements

This proxy statement and the letter to shareholders included with this proxy statement include statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties and assumptions as to future events that may not prove to be accurate. These statements include, but are not limited to, express or implied forward-looking statements relating to our expectations regarding our company vision and strategy, our ESG commitments, the growth of our business and our anticipated financial performance. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Factors that could cause actual results to differ materially from those expressed or implied include general economic conditions, the competitive and rapidly changing nature of the markets we compete in, the competitive marketplace for talent and its impact on employee recruitment and retention, legal, reputational and financial risks resulting from cyberattacks, the effectiveness of business continuity plans during the COVID-19 pandemic, the continued impact of the COVID-19 pandemic, changes in the regulatory environment, including with respect to immigration and taxes, and the other factors discussed in our most recent Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. Cognizant undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities law.

Non-GAAP financial measures

Portions of our disclosure include non-GAAP financial measures. These non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures should be read in conjunction with our financial statements prepared in accordance with GAAP. The reconciliations of our non-GAAP financial measures to the corresponding GAAP measures set forth below, should be carefully evaluated.

In 2018, we announced a plan to modify our non-GAAP financial measures. Our historical non-GAAP financial measure, non-GAAP diluted earnings per share (EPS), excluded stock-based compensation expense, acquisition-related charges, unusual items, net non-operating foreign currency exchange gains or losses and the tax impact of all applicable adjustments. Our non-GAAP financial measures, adjusted operating margin, adjusted income from operations and adjusted diluted EPS, exclude unusual items. Additionally, adjusted diluted EPS excludes net non-operating foreign currency exchange gains or losses and the tax impact of all applicable adjustments. The income tax impact of each item is calculated by applying the statutory rate and local tax regulations in the jurisdiction in which the item was incurred. Free cash flow is defined as cash flows from operating activities net of purchases of property and equipment. Constant currency revenue growth is defined as revenues for a given period restated at the comparative period's foreign currency exchange rates measured against the comparative period's reported revenues.

We believe providing investors with an operating view consistent with how we manage the company provides enhanced transparency into our operating results. For our internal management reporting and budgeting purposes, we use various GAAP and non-GAAP financial measures for financial and operational decision-making, to evaluate period-to-period comparisons, to determine portions of the compensation for our executive officers and for making comparisons of our operating results to those of our competitors. Therefore, it is our belief that the use of non-GAAP financial measures excluding certain costs provides a meaningful supplemental measure for investors to evaluate our financial performance. We believe that the presentation of our non-GAAP financial measures along with reconciliations to the most comparable GAAP measure, as applicable, can provide useful supplemental information to our management and investors regarding financial and business trends relating to our financial condition and results of operations.

A limitation of using non-GAAP financial measures versus financial measures calculated in accordance with GAAP is that non-GAAP financial measures do not reflect all of the amounts associated with our operating results as determined in accordance with GAAP and may exclude costs that are recurring such as our net non-operating foreign currency exchange gains or losses. In addition, other companies may calculate non-GAAP financial measures differently than us, thereby limiting the usefulness of these non-GAAP financial measures as a comparative tool. We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from our non-GAAP financial measures to allow investors to evaluate such non-GAAP financial measures.

Reconciliation to GAAP financial measures

The following table presents a reconciliation of each non-GAAP financial measure to the most comparable GAAP measure for the years indicated.

(Dollars in millions, except per share data)	2019	% of Revenues	2020	% of Revenues	2021	% of Revenues
GAAP income from operations and operating margin	$2,453	14.6%	$2,114	12.7%	$2,826	15.3%
Class Action Settlement Loss[1]	—	—	—	—	20	0.1
Realignment charges[2]	169	1.0	42	0.3	—	—
2020 Fit for Growth Plan restructuring charges[3]	48	0.3	173	1.0	—	—
COVID-19 charges[4]	—	—	65	0.4	—	—
Incremental accrual related to the India Defined Contribution Obligation[5]	117	0.7	—	—	—	—
Adjusted income from operations and adjusted operating margin	$2,787	16.6%	$2,394	14.4%	$2,846	15.4%
GAAP diluted EPS	$ 3.29		$ 2.57		$ 4.05	
Effect of the above adjustments, pre-tax	0.60		0.52		0.04	
Effect of non-operating foreign currency exchange losses (gains), pre-tax[6]	0.11		0.22		0.03	
Tax effect of above adjustments[7]	(0.15)		(0.15)		—	
Tax on Accumulated Indian Earnings[8]	—		0.26		—	
Effect of the equity method investment impairment[9]	0.10		—		—	
Effect of the India Tax Law[10]	0.04		—		—	
Adjusted diluted EPS	$ 3.99		$ 3.42		$ 4.12	
Effect of stock-based compensation expense and acquisition-related charges[11], pre-tax	0.75		—[12]		—[12]	
Tax effect of stock-based compensation expense and acquisition-related charges[7]	(0.16)		—[12]		—[12]	
Non-GAAP diluted EPS	$ 4.58		—[12]		—[12]	
Net cash provided by operating activities	$2,499		$3,299		$2,495	
Purchases of property and equipment	(392)		(398)		(279)	
Free cash flow	$2,107		$2,901		$2,216	

1. During 2021, we recorded the Class Action Settlement Loss in "Selling, general and administrative expenses" in our Consolidated Financial Statements. See Note 15 to our Consolidated Financial Statements in our 2021 Annual Report.

2. As part of our realignment program, we incurred costs associated with our 2019 CEO transition and the departure of our former president, employee separation costs, employee retention costs and professional fees, as applicable. See Note 4 to the Consolidated Financial Statements in our 2021 Annual Report.

3. As part of our 2020 Fit for Growth plan, we incurred certain employee separation, employee retention and facility exit costs and other charges, as applicable. See Note 4 to the Consolidated Financial Statements in our 2021 Annual Report.

4. In 2020, we incurred costs in response to the COVID-19 pandemic, including a one-time bonus to our employees at the designation of associate and below in both India and the Philippines, certain costs to enable our employees to work remotely and costs to provide medical staff and additional cleaning services for our facilities. Most of the costs related to the pandemic are reported in "Cost of revenues" in our Consolidated Statements of Operations in our 2021 Annual Report.

5. In 2019, we recorded an accrual of $117 million related to certain statutory defined contribution obligations of employees and employers in India (the "India Defined Contribution Obligation") as further described in Note 15 to the Consolidated Financial Statements in our 2021 Annual Report.

6   Non-operating foreign currency exchange gains and losses, inclusive of gains and losses on related foreign exchange forward contracts not designated as hedging instruments for accounting purposes, are reported in "Foreign currency exchange gains (losses), net" in our Consolidated Statements of Operations in our 2021 Annual Report.

7   Presented below are the tax impacts of each of our non-GAAP adjustments to pre-tax income:

(in millions)	For the years ended December 31,		
	2019	2020	2021
Non-GAAP income tax benefit (expense) related to:			
Class Action Settlement Loss	$ —	$ —	$ 6
Realignment charges	43	11	—
2020 Fit for Growth Plan restructuring charges	13	45	—
COVID-19 charges	—	17	—
Foreign currency exchange gains and losses	(1)	6	(5)
Incremental accrual related to the India Defined Contribution Obligation	31	—	—
Stock-based compensation expense	32	—[12]	—[12]
Acquisition-related charges	55	—[12]	—[12]

8   In 2020, we reversed our indefinite reinvestment assertion on Indian earnings accumulated in prior years and recorded $140 million in income tax expense. See Note 11 to the Consolidated Financial Statements in our 2021 Annual Report.

9   In 2019, we recorded an impairment charge of $57 million on one of our equity investments as further described in Note 5 to the Consolidated Financial Statements in our 2021 Annual Report.

10   In 2019, the Government of India enacted a new tax regime ("India Tax Law") effective retroactively to April 2019 that enables domestic companies to elect to be taxed at a lower income tax rate of 25.17%, as compared to the current income tax rate of 34.94%. Once a company elects into the lower income tax rate, a company may not benefit from any tax holidays associated with Special Economic Zones and certain other tax incentives, including Minimum Alternative Tax credit carryforwards, and may not reverse its election. As a result of the enactment of the India Tax Law, we recorded a one-time net income tax expense of $21 million due to the revaluation to the lower income tax rate of our India net deferred income tax assets that we expected to reverse after we elected into the new tax regime.

11   Acquisition-related charges include amortization of purchased intangible assets included in the depreciation and amortization expense line on our Consolidated Statements of Operations in our 2021 Annual Report, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs, as applicable.

12   Reconciliations, and the associated inputs to such reconciliations, to the 2020 and 2021 non-GAAP diluted EPS are not presented as the 2020 and 2021 numbers are not presented in this proxy statement or otherwise disclosed publicly.

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Helpful resources

Weblinks

Board of Directors

Cognizant Board — *https://www.cognizant.com/about-cognizant/board-of-directors*

Board Committee Charters

    Audit Committee — *https://www.cognizant.com/us/en/documents/audit-committee-charter.pdf*

    Compensation and Human Capital Committee — *https://www.cognizant.com/us/en/documents/compensation-and-human-capital-committee-charter.pdf*

    Finance and Strategy Committee — *https://www.cognizant.com/us/en/documents/finance-and-strategy-committee-charter.pdf*

    Governance and Sustainability Committee — *https://www.cognizant.com/us/en/documents/governance-and-sustainability-committee-charter.pdf*

Financial Reporting

2021 Annual Report — *https://investors.cognizant.com/home/default.aspx#annual-report*

Cognizant

Corporate Website — *https://www.cognizant.com/*

Leadership Team — *https://www.cognizant.com/about-cognizant/leadership-team*

Investor Relations — *https://investors.cognizant.com*

Diversity & Inclusion — *https://www.cognizant.com/about-cognizant/diversity-and-inclusion*

Public Policy — *https://www.cognizant.com/about-cognizant/public-policy*

Sustainability — *https://www.cognizant.com/about-cognizant/sustainability*

Governance Documents

By-laws — *https://www.cognizant.com/about-cognizant-resources/by-laws.pdf*

Certificate of Incorporation — *https://www.cognizant.com/about-cognizant-resources/certificate-of-incorporation.pdf*

Code of Ethics — *https://www.cognizant.com/codeofethics.pdf*

Corporate Governance Guidelines — *https://www.cognizant.com/about-cognizant-resources/corporate-governance-guidelines.pdf*

Weblinks are provided for convenience only and the content on the referenced websites does not constitute a part of this proxy statement.

Contacts

Company Contacts

Board or Secretary
corporategovernance@cognizant.com

General Counsel
generalcounsel@cognizant.com

Chief Compliance Officer
chiefcomplianceofficer@cognizant.com

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